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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dampak

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FILE NO. 82- 3714 FISCAL YEAR 9-30-03

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DAT : 1/12/04



Nampak

Annual Report 2003

It's all part of the package!



Nampak

contents


Nampak

As Africa's largest packaging organisation and a leading international player, Nampak provides its clients with an incomparable business offering. While trusted premium quality packaging products remains Nampak's core competence, the company strives to harness its considerable expertise and wide range of technologies offering its customers total packaging solutions. Through this distinctive competitive advantage Nampak is well positioned to further grow its business, strengthen its global market presence and add value to every aspect of packaging.

It's all part of the package!

1

Packaging solutions, not just packaging products

Manufacturing the most diverse range of packaging products in the world, in a wide range of technologies in paper, plastic, metal and glass, Nampak is able to design and develop total packaging solutions. Our solutions are developed in partnership with our customers by evaluating each product's needs throughout the entire supply chain, using a unique approach, and incorporating both primary and secondary packaging materials.

Innovation a key driver

At Nampak we strive to ensure that our packaging solutions are not only world-class, but innovative and able to add significant value to our customers' products. We understand that packaging is a brand's face to the world, and is playing an increasingly important role in marketing the products we package. And so we continually invest in international packaging intelligence and our renowned R&D centre that supports our operations and their customers. Design studios in Europe and South Africa further enhance our offering.

Award winning packaging



Testimony to our commitment to producing world-class innovative products is the numerous awards we won during 2003. At the SA Gold Pack Awards, Nampak scooped 43 awards, including 9 trophies and 4 golds. In addition, 8 packs went on to win WorldStar Awards from the World Packaging Organisation. Nampak's operations in the rest of Africa won 6 of the 8 Out of Africa awards, as well as the prestigious Star of Africa. In Europe, M.Y. Packaging received 3 Starpacks, while Nampak Flexible won 2 out of 4 awards in the European Metallizers Awards. Nampak R&D was proud to receive the inaugural SAAFOST's President's Award.



Global growth

Well positioned for growth, Nampak aims to strengthen its position as the market leader in Africa through ongoing investments in state-of-the-art technologies, as well as through the development of new products and markets.

Exports from the South African operations service customer needs in over 70 countries and our customers use Nampak's world-class packaging to export their products to many foreign destinations.

In addition, Nampak aims to strengthen its offshore earnings through further investment in selected markets.

An obsession with performance enables us to achieve a year-on-year improvement in manufacturing performance, while our ongoing focus on costs and investment in new technology will ensure that we continue to remain globally competitive.

The markets we serve

Nampak's vast portfolio of packaging solutions finds application primarily in the food and beverage market sectors, as well as household and industrial products, cosmetics and toiletries, pharmaceutical and medical markets and the cigarette and tobacco industries. Investments in non-packaging technologies include a range of tissue and household products, local and imported papers, a specialist book-printing operation and NamITech's secure technology solutions.

Values

- We acknowledge the benefits of both operational ownership and corporate driven strategic initiatives, systems and best practices.
- We believe in a culture that actively recruits, develops and retains talent and diversity.
- We value mutually beneficial long-term partnerships with both our suppliers and customers, built on a foundation of superior quality, innovation and service.
- We uphold the principles of integrity, professional business ethics and internationally accepted standards.

Sustainable development

At Nampak we evaluate ourselves not only for the products and services we offer and for our economic prosperity, but also for the distinctive contribution we make to our world and its people.

Actively involved in environmental initiatives

Nampak is committed to the development of sustainable environmental initiatives. We are actively involved in collecting and recycling used metal, paper, glass and plastic packaging. Our operations use recycled materials wherever possible and are encouraged to adopt production processes that conserve resources and produce minimal waste through the implementation of an environmental management system. We continue to drive industry-led and managed solutions and strive to develop innovative, environmentally friendly packaging solutions.

Committed to corporate social investment

Integral to Nampak's business strategy is our commitment to a social investment programme through which we spend 1% of profit after tax in uplifting communities in South Africa. Focused primarily on the youth of South Africa, our programmes involve various initiatives in the areas of health, education and the environment.

Collecting and recycling packaging

- *A joint venture with Iscor, Collect-a-Can recovers 66% of beverage cans manufactured*
- *Nampak Polycyclers collects about 6 000 tons of polyethylene per annum*
- *Nampak Paper Recycling collects approximately 200 000 tons of paper per annum*
- *In association with Consol Glass, Nampak is investing in cullet recycling and sorting technology which will enable us to improve collection rates.*



Nampak profile

Nampak is Africa's largest packaging manufacturer. In South Africa it is able to offer customers the widest packaging product range in the world, providing them with a total solution to their packaging needs.

Exports from the South African operations service over 70 countries. Nampak's globally competitive packaging is also increasingly being used by its customers to export their products to many foreign destinations.

Elsewhere on the African continent, Nampak has operations in a further 9 countries, manufacturing a range of metal, paper and plastic packaging products.

In Europe, Nampak operates from 30 locations in six countries and is one of the largest converters of high-density polyethylene. It is the leading supplier of plastic bottles to the dairy industry in the United Kingdom.

It is also one of the top six manufacturers of folding cartons in Europe and enjoys a strong position in several important niche markets, including the healthcare market.

The group is extensively involved in collecting and recycling all types of packaging.

In addition to packaging in South Africa, Nampak is also the largest manufacturer of tissue paper products and holds a substantial share of the paper merchanting market.

NamITech is the group's technology subsidiary offering secure solutions to customers in the telecommunications, financial and gaming and leisure industries.

The operations are supported by a world-class research and development facility in Cape Town and a strong financial, information technology and human resource competence.

The corporate office based in Sandton, South Africa, administers overall control of the group and provides strategic direction.





Sales
R million
20 000
15 000
10 000
5 000
0
01
02
03
Profit from operations
R million
2 000
1 500
1 000
500
0
01
02
03

Group revenue increased by 33% to R18.2 billion

Group profit from operations increased by 43% to R1.8 billion

Cash from operations increased to R2 billion

Net gearing decreased to 26%



Operating margin
%
12
10
8
6
4
2
0
01
02
03
Dividends per share
cents
72
60
48
36
24
12
0
01
02
03


chairman's review

"... successful integration of Malbak and Crown Cork Anglophone African acquisitions, commendable operating performance, especially by South Africa under difficult trading conditions" **Trevor Evans**, Chairman

Introduction

Whilst we appreciate the long-term benefit which a strong rand has on the South African economy, the short-term consequences have resulted in Nampak achieving headline earnings per share (HEPS) growth considerably lower than expected a year ago.

Three key factors relating to the strong rand which have had a negative impact on earnings, are the translation effect on European profits, the slowing down of direct and indirect exports and the implementation of AC133, Financial Instruments: Recognition and Measurement.

Review of 2003

With the successful integration of Malbak and the Anglophone African operations of Crown Cork & Seal, turnover increased by 33% to R18.2 billion.

Operating profit, before abnormal items, grew by 43% to R1.8 billion with the operating margin improving to 9.9% from 9.2% in 2002.


Sales
R million
Profit from operations
R million
20 000
15 000
10 000
5 000
0
2 000
1 500
1 000
500
0
01
02
03
01
02
03

Group revenue increased by 33% to R18.2 billion

Group profit from operations increased by 43% to R1.8 billion

Cash from operations increased to R2 billion

Net gearing decreased to 26%


Operating margin
%
Dividends per share
cents
12
10
8
6
4
2
0
72
60
48
36
24
12
0
01
02
03
01
02
03



chairman's review

"... successful integration of Malbak and Crown Cork Anglophone African acquisitions, commendable operating performance, especially by South Africa under difficult trading conditions" Trevor Evans, Chairman

Introduction

Whilst we appreciate the long-term benefit which a strong rand has on the South African economy, the short-term consequences have resulted in Nampak achieving headline earnings per share (HEPS) growth considerably lower than expected a year ago.

Three key factors relating to the strong rand which have had a negative impact on earnings, are the translation effect on European profits, the slowing down of direct and indirect exports and the implementation of AC133, Financial Instruments: Recognition and Measurement.

Review of 2003

With the successful integration of Malbak and the Anglophone African operations of Crown Cork & Seal, turnover increased by 33% to R18.2 billion.

Operating profit, before abnormal items, grew by 43% to R1.8 billion with the operating margin improving to 9.9% from 9.2% in 2002.



The South African businesses had a particularly good year, increasing operating profit by 31% with the Malbak businesses contributing positively to this performance. Most of the original Nampak businesses which were not bolstered by the integration of Malbak also achieved good growth in operating profits.

Overall, the other African businesses performed to expectations, significantly up on last year as a result of the Crown Cork acquisitions.

In Europe, operating profit was up by 80% due to the inclusion of Malbak for a full year. Both the Plastics and Folding Cartons businesses performed to expectations in pounds sterling, before deducting the impact of the abnormal items.

Attributable earnings rose 38% to R904 million and, with the additional shares issued to fund the Malbak transaction, basic earnings per share increased by 14%.

Fully diluted headline earnings per share increased by 4% as recalculated on the revised basis required by the SAICA circular 7/2002 which came into effect from December 2002 and taking into account the increased number of shares in issue.

The balance sheet continues to strengthen, with operating cash flow of R2.0 billion and net gearing improving from 44% in 2002 to the current 26%.

The integration of Malbak and Crown Cork into the Nampak fold went extremely well with minimal loss of key staff or market share.



Paperboard cores being manufactured in a Disaki plant


Heineke

Litho printed wrap-around 6-packs for Heineken Beer, being manufactured at Nampak Cartons & Labels' Gauteng plant

The stronger rand

As the strong rand has had such a marked impact on the 2003 year, we thought shareholders might be interested in a broad analysis of the effect on the businesses. The rand closed at R16.56 to the pound last year. At that rate turnover would have been R1.2 billion higher, operating profit R83 million higher and attributable income R25 million higher.

Adjusting for this and the effect of AC133 would have resulted in attributable profit of R977 million and a HEPS increase of 11%, much closer to our expectations of a year ago.

Clearly there is a challenge for the organisation to adjust to the current and projected value of the currency and this is being done. However, this analysis also demonstrates how important a stable currency is to business and the economy in general.

Packaging demand

In the 70s, packaging in South Africa grew at approximately 1.3 times private consumption expenditure (PCE), declining to 1.2 times in the 80s and 0.64 times in the 90s. This trend has continued in the first three years of the new millennium.

In South Africa, traditional packaging demand is being affected by the consumer's increased priority for spending in other areas such as housing, education, durable and semi-durable goods. Cellphones, lotteries and gambling have also had an effect.

Whilst there is some evidence to suggest that the impact on packaging from these areas is decreasing, we do not expect demand for packaging to exceed the level of PCE growth for the next few years in South Africa.





I&J carton

Nampak Cartons and Labels was awarded a Gold in the 2003 SA Gold Pack Awards for this I&J fish carton. Produced on a food-grade, double sided polyethylene coated board, the carton has a susceptor film liner which helps crisp the contents during microwave reheating.



HDPE milk bottles being produced at Nampak Plastics Europe's in-plant manufacturing operation at Oakthorpe



Cartons being printed on a small format multi-colour offset press in an M.Y. Cartons UK plant

Further development of direct and indirect exports could stimulate growth to exceed PCE. This will depend on our competitiveness with a stronger currency.

In Europe, where markets are more mature, demand for packaging still tends to grow at the level of economic growth. However, customers are increasingly considering lower-cost geographical bases for manufacturing some of their product ranges. This could have an impact on demand and this trend needs to be carefully monitored.

Packaging growth in the rest of Africa tends to be determined by the level of export crops such as tobacco, fruit, vegetables, etc. Furthermore, as Africa becomes more developed and urbanised, packaging demand is expected to increase.

Portfolio review

In a group as large and diverse as Nampak, there needs to be a regular review of all the business units to ensure that they are making the necessary contribution to shareholder value, and that they continue to fit the strategic direction of the group as this develops.

During the year we sold our Spanish PET business, and also sold the small protective clothing business in the UK.

Later in the year we announced that we had reached agreement to sell our interest in NamITech to Allied Technologies Limited for R522.5 million. Although this business has enjoyed strong profit growth, particularly this year, it was not regarded as a core investment and an opportunity arose of unlocking value. This transaction is still subject to Competition Authority approval.

A small Irish business specialising in the printing of cartons and leaflets for the healthcare industry was acquired. More detail on these transactions can be found in the directors' report.


CASTLE

Black economic empowerment (BEE)

Nampak fully embraces the strategy behind BEE and has implemented a scorecard to monitor progress.

We are confident that further satisfactory progress will be made on most aspects of the scorecard. The issue of black equity in Nampak Limited still needs development and we are in discussions with advisers to help us develop this leg of the strategy.

Shareholders will remember that we secured an empowerment deal in NamITech earlier in the year resulting in 30% of the business being sold to two empowerment consortiums. Towards the end of the year we sold our cores and tubes business to Disaki Cores and Tubes (Pty) Limited, a black economic empowerment partnership between Nampak and a prominent black businessman. We retain a 70% shareholding in this new company.

Shareholding

The merger with Malbak resulted in the number of shareholders in the group increasing to almost 16 000 with some 6 000 of them holding less than 100 shares. An odd-lot offer was made, resulting in a reduction in the number of shareholders by over 5 000.

At the end of our financial year Remgro, Allan Gray and Sanlam were our top three shareholders, holding just over 37% of the shares in the group. In total, 20 shareholders hold 80% of our shares.

Social responsibility

This year, for the first time, we have included a *"Sustainability Report"*, which will become more comprehensive as we strive to meet the standards set out in the Global Reporting Initiative (GRI).

Corporate governance

Nampak has always had well-developed governance practices in its businesses. The King II report has provided a comprehensive standard to which to aspire and the group's progress in this area can be found on pages 48 to 57 of this report.

Directorate

In compliance with King II, I became non-executive chairman from 1 October 2003 and John Bortolan was appointed chief executive officer of the group.

Alternate directors Philip de Weerdt and Minch Morais agreed to stand down as directors in the interest of creating a smaller board with a better balance between executive and non-executive directors. Both will continue to occupy senior positions in the group.

Clarence Miller retired at the end of September after 35 years with the Kohler group.

As part of the succession process, Rob Becker replaced John Sayers as executive director finance of the group, also effective from 1 October 2003. John Sayers remains with the group in a senior position.

Following these changes, the Nampak board will now consist of 16 members – seven executive and nine non-executive. Seven of the non-executive directors qualify as independent directors.

Prospects

In the year ahead, while we expect consumer demand for packaging in South Africa to improve, the strong rand will dampen growth prospects for direct and indirect exports.

Trading conditions in Europe are expected to remain difficult.

Cash generation should remain strong and borrowings in South Africa are anticipated to be substantially reduced by the end of next year.

In the 2004 year, the group is facing some challenges such as higher-than-inflation wage settlements and the costs of the new business system. Under these circumstances it will be difficult to deliver a real increase in earnings.

However, there are a number of initiatives in place that will contribute to future earnings growth from 2005 onwards.


KOO
ORANGE
MARMALADE
FINE CUT

Appreciation

The successful integration of Malbak and the Crown Cork Anglophone African companies took place at a time of difficult trading conditions in South Africa and Europe. Against this background the operating performance of the group, particularly in South Africa, is commendable. I thank John Bortolan and the executive team for a job well done.

I would like to record my appreciation to Clarence Miller for the significant contribution he made to the South African packaging industry over 35 years and the constructive role he played in the integration of Malbak.

I also thank Philip de Weerdt, Minch Morais and John Sayers for their positive approach to the reshaping of the board and succession development.

The non-executive directors again provided wise counsel both at board level and on the various sub-committees of the board. Their input is much appreciated.

To our customers and suppliers, thank you for your continued support.

Trevor Evans
Chairman

Our business segments

Invested in an extremely wide range of complementary packaging technologies, Nampak's vast portfolio of products includes:



Metals and Glass

Africa

Nampak is the sole beverage can manufacturer in sub-Saharan Africa. We also produce two and three piece tinplate food cans, as well as general line cans used for industrial and household products. We manufacture metal ends, crowns and closures. In aerosols we manufacture both monobloc aluminium and tinplate containers. Customer designed decorative tinware, used primarily for promotional purposes, completes our range of metals products. Nampak Glass manufactures a range of clear and coloured glass bottles.



Paper

Africa, Europe

Our broad range of leading paper-based carton packaging includes folding cartons, corrugated cartons, liquid cartons, display cartons and composite containers. We specialise in wet glue paper labels, leaflets, multiple-wall paper sacks and bags as well as paperboard cores, cones and tubes. Also manufactured from paper is a range of speciality coated papers and industrial packing materials. Non-packaging paper products include a range of printed books and diaries, tissue products and paper merchanting.



Rigid Plastics

Africa, Europe

Nampak's rigid plastic offering includes PET and HDPE bottles used for packaging beverages and other liquid products, blow-moulded drums and injection-moulded HDPE crates and trays as well as injection-moulded polypropylene containers. Our range of quality tubes includes decorative plastic tubes and high-barrier laminated tubes used in a wide variety of cosmetic, toiletry and personal care markets. Also manufactured in plastic is a range of beverage and specialised closures.



Flexible Plastics

Africa

The clear market leader in flexible packaging in South Africa, Nampak manufactures reels, pouches and bags in any form of film, paper or foil combination. Specialities include liquid bags, medical packaging, stand-up pouches and aluminium foil conversions. We also produce a wide range of extruded and co-extruded films, as well as woven flexible intermediate bulk containers. Retail bags in a variety of formats complete our poduct offering.

Complementing these packaging products, Nampak also supplies inspection and coding systems as well as erecting and filling equipment for selected packaging materials.

Ireland

United Kingdom

Leading supplier of plastic bottles to the dairy industry in the United Kingdom
Top 6 manufacturer of folding cartons in Europe

Italy

Leader in packaging solutions

South Africa

Widest product range of any packaging company in the world

Europe

Netherlands

Belgium

France

Rest of Africa

A broad range of metal, paper and plastic packaging products

Nigeria

Kenya

Tanzania

Malawi

Zambia

Mozambique

Zimbabwe

Namibia

Swaziland


chief executive's report

"... the group continues to be a strong cash generator with operating cash flow of R2 billion. Net gearing improved to 26%" **John Bortolan,** chief executive officer

Overview

Africa

The South African economy grew by almost 2% last year but demand for non-durable consumer goods, which showed some improvement, continued to lag. In the early part of the year the weaker rand contributed to good volume growth but as the currency strengthened both direct and indirect exports declined. Imports of finished products also increased.

Packaging volume growth of 2% in South Africa in the first half declined to minus 2.5% in the second half, resulting in negative growth of 0.5% for the year as a whole.

The Kohler Packaging businesses were successfully integrated and the projected benefits in 2003 of R25 million were realised. In the main our South African businesses performed well, with the exception of a few that were negatively affected by lower export volumes and margins. Polyfoil made a loss for the year, having been severely impacted by the new legislation on plastic shopping bags, which resulted in a much greater than expected decline in demand.

In April a fire severely damaged furnace 2 at our glass plant, rendering it out of production for some 7 months. The damage and business interruption is covered by insurance and the new furnace commenced production during October.



In May an agreement was concluded, subject to approval by the Competition authorities, for the sale of Nampak's 51.08% shareholding in NamITech to Altech. NamITech, which has experienced significant growth in recent years, was not regarded as a core strategic business and this transaction presented Nampak with an opportunity to unlock value. The Competition Commission has recommended that the acquisition should be permitted but with some remedies. Given the complex dynamics of the industry and the impact of the transaction the parties will present their case to the Competition Tribunal.

Although a very challenging project, satisfactory progress was made with the design and development of our group-wide enterprise resource plan (ERP). Implementation in the first division will commence in the first quarter of 2004 and will ultimately provide the group with a common business system on which to leverage best practice.

In the rest of Africa the Crown Cork businesses that were acquired towards the end of 2002 were also integrated and made a positive contribution to profits. In Zimbabwe, economic conditions deteriorated further with major devaluation of the local currency and soaring inflation. Notwithstanding this, our businesses in that country performed satisfactorily. Following a revision of the restrictions placed on the businesses, the basis for non-consolidation was revised, resulting in their being consolidated into our accounts during the year under review.

Europe

European economies have generally experienced patchy growth in the past year with manufacturing suffering from low demand. Low interest and low inflation rates continue to prevail throughout most of Europe.




Beverage cans moving at high speed on a magnetic conveyor belt in Bevcan's Cape Town plant



State-of-the-art AVT web scanning on Nampak Flexible's flexographic printing press

The European packaging industry has achieved meaningful levels of consolidation of its metals, glass and corrugated industries but some areas of the rigid plastics and folding cartons sectors require further rationalisation before returns improve.

Despite fierce competition and margin pressure, our general experience is that businesses that are well focused and operate at optimum efficiency levels are nevertheless able to achieve satisfactory returns.

Our rigid plastics business completed the programme of dairy in-plant installations and performed satisfactorily in pounds sterling. The PET business in Spain and the protective clothing business in the United Kingdom were sold and the continuing businesses were restructured into a single entity under one management.

M.Y. Cartons and M.Y. Healthcare, which were part of Malbak, were incorporated into our management structure and, despite tough trading conditions, performance was at the expected level in sterling. The acquisition of a small healthcare printer in Ireland provided us with a key manufacturing base in that country.

Management structure

Changes to the board structure and our broader geographical footprint precipitated a streamlining of the group into two main geographic regions, Africa and Europe. In particular, I congratulate Neil Cumming on his appointment as managing director, South Africa, Rob Becker as executive director finance and Rex Tomlinson as executive director leadership, strategic initiatives, tissue and paper merchants. This has improved management focus and provides capacity for exploring growth opportunities. Importantly, the changes also facilitated new internal appointments, and have created a renewed motivational climate in the group.


1 kg
OMO
OMO
progress

Omo Progress carton

Winner of a WorldStar award from the World Packaging Organisation, a gold award and the Foiling Excellence Trophy in the SA Gold Pack Awards as well as the Metallised Product of the Year award from the European Metallizers Association, this pack combines the technologies of Nampak Flexible and Nampak Cartons and Labels to project an image of superior product performance.

The executive management structure is shown below:


Executive Directors*
CEO
John Bortolan*
Director
Finance
Rob Becker*
Director
Leadership
Strategic
Initiatives
Tissue and
Paper
Merchants
Rex Tomlinson*
Director
Metals & Africa
Alastair Lang*
Managing Director
South Africa
Neil Cumming*
Director
Marketing
R & D
Environment
Andrew
Marthinusen*
CEO
Europe
John Monks*
Chief Information Officer
Minch Morais
Group Legal & Secretarial
Neill O'Brien

Group performance

Group sales, including the Malbak and Crown Cork acquisitions for a full year, increased to R18.2 billion and operating profit before abnormal items grew by 43% to R1.8 billion. The operating margin improved further to 9.9% from 9.2% in 2002 and 8.1% in 2001.

Net financing costs increased from R123 million to R253 million as a result of the borrowings acquired with the acquisitions in 2002, the repatriation of interest rate hedge instruments together with higher interest rates in South Africa, which prevailed for most of the year.

The effective tax rate rose from 33.9% to 38.0% due mainly to non-deductible items such as amortisation of goodwill, disallowable expenses, STC and accounting for hyperinflation in Zimbabwe. The tax charge increased from R352 million to R567 million.

Attributable earnings rose 38% to R904 million and, with the additional shares issued in 2002 to fund the Malbak acquisition, basic earnings per share increased by 14%. Fully diluted headline earnings per share were up 4% on the increased number of shares in issue.

The group continues to be a strong cash generator with operating cash flow of R2.0 billion. Interest-bearing debt fell from R3.8 billion in 2002 to R2.1 billion and, together with cash balances of R749 million, resulted in net gearing improving from 44% to 26%.

Capital expenditure in the enlarged group totalled R884 million with major projects shown below:

Project	Rm	Justification
Glass furnace	126	Refurbishment and capacity increase
Group-wide ERP system	114	Replacement of legacy systems
UK dairy in-plants	47	Lower costs, long-term supply contracts
Food can easy-open end	33	Innovation
Printing presses Europe	31	Upgrade printing technology
Tissue mill upgrade	13	Quality improvements
IT Infrastructure	13	Replacement and upgrading of equipment


Sunlight

Geographical performance

Africa

In South Africa, sales rose by 21% to R12.6 billion as a result of the inclusion of the Kohler Packaging operations for a full year. After a good start to the year, packaging volumes declined by a disappointing 0.5% mainly as a result of a slowdown in exports.

Operating profit increased by 43% to R1.4 billion whilst the operating margin increased from 9.3% to 11.1% following strong performances by most businesses.

NamITech increased its sales revenue by 45% to R680 million and more than doubled its operating profit to R109 million on further good demand from the mobile telecommunications industry.

In the rest of Africa, sales more than trebled to R698 million following the inclusion of the Crown Cork operations and the consolidation of operations in Zimbabwe. As a result of the above, operating profit increased substantially to R95 million from R21 million in 2002.

Europe

In Europe, sales increased to R5.3 billion from R3.3 billion as a result of the inclusion of Malbak's folding cartons business for a full year offset by the sale of the Spanish PET and United Kingdom protective clothing businesses. The stronger rand reduced the translated sales from Europe by some R1.2 billion. Operating profit rose from R160 million to R243 million. Trading performance of both the rigid plastics and folding cartons businesses performed to expectations in sterling but were impacted by a number of abnormal items including restructuring and retrenchment costs and additional pension fund charges.


South Africa 68%
Rest of Africa 4%
Europe 28%
Metals and glass 24%
Paper 45%
Plastics 26%
NamITech 4%
Group services 1%

Geographical sales

Segmental sales

Segmental performance

Metals and glass

Rm	Revenue		Operating profit*		Operating margin	
	2003	2002	**2003**	2002	**2003**	2002
Africa	**4 483**	3 766	**594**	429	**13.3%**	11.4%

*before abnormal items

Africa

Demand for beverage cans in South Africa was lower from both beer and soft drink customers as a result of the trend towards glass for beer packaging and PET bottles for soft drinks. The stronger rand also affected indirect exports, which was partially offset by better direct exports to Angola.

The price of beverage tinplate from Iscor was increased substantially to correct an historically low situation, bringing the price into line with other tinplate products. This additional cost was countered by a reduction in the price of aluminium and enabled selling price increases to be held below inflation.

All beverage can factories achieved good cost control and improved manufacturing efficiencies.

South Africa enjoyed one of its best-ever fruit growing seasons in 2003 and this, together with higher fishing catches in South Africa and Namibia, increased the demand for food cans. During the year some R60 million was committed to the manufacture of easy-open ends and this convenience feature will improve the image and versatility of food cans, which should lead to an increase in demand.


Modified Wine Screw Cap Neck Finish
Nampak Glass received the Marketing Excellence Trophy for this Screwcap/Stelvin wine bottle at the 2003 SA Gold Pack Awards. The pack also received a WorldStar and a silver award in the Glass Packaging category. The screwcap closure eliminates the need for corkage and provides for a longer, premium quality heavyweight bottle.

Aerosol, polish and paint cans were all in good demand and significant improvements in operating performance were achieved by the factories manufacturing these products. Burcap, which makes plastic buckets and pails, performed satisfactorily.

Volume increases were achieved in closures for food and beverage containers although some operational problems, which have since been resolved, were experienced at the factory in Durban.

Furnace 2 at the glass plant was severely damaged in a fire, resulting in it being out of production for the second half of the year. The damage and business interruption are covered by insurance and the new furnace commenced production on 21 October 2003. Collaborative efforts with our customers maintained adequate supply. Demand for glass bottles from the beer, wine and soft drinks markets was strong throughout the year.

In the rest of Africa, the operations acquired from Crown Cork were successfully integrated into the group's financial and management systems. In total, the businesses performed above budgeted levels. In Nigeria, management was reorganised, providing us with the necessary resources to further develop in this large and growing region.

Paper

Rm	Revenue		Operating profit*		Operating margin	
	2003	2002	**2003**	2002	**2003**	2002
Africa	**5 491**	4 507	**499**	379	**9.1%**	8.4%
Europe	**2 882**	571	**209**	39	**7.2%**	6.9%
Total	**8 373**	5 078	**708**	418	**8.5%**	8.2%

*before abnormal items

Africa

With the exception of paper merchanting, which saw both a drop in volumes and prices with the strengthening rand, all businesses in the Paper sector performed above expectations.

Printpak and Kohler Carton & Print were successfully merged to create Nampak Cartons & Labels. Market shares were generally maintained and the anticipated benefits were realised. Satisfactory profits were achieved as a result of these synergies and higher export sales, although the margin on these sales came under pressure from the stronger rand.

Demand for corrugated boxes in South Africa was strong in the first quarter of the year but then fell away quite markedly, leaving annual volumes down on last year. Nevertheless, better utilisation of raw materials and efficient cost management contributed to an improved performance.


BUCHANAN'S
Scotch Whisky
12
Red Label

Despite a good first half, the stronger rand and weaker demand from the milling industry caused an annual decline in sack volumes. Indirect exports were hit particularly hard although overall, export volumes increased but at a lower margin. We have recently sourced raw material at a price that will enable us to maintain our competitiveness in export markets.

The group sold its cores and tubes business to an empowerment company whilst retaining a 70% shareholding and this is expected to be beneficial to both parties in growing the sales and profitability of the business.

Continued high wastepaper prices and the entry of new competitors resulted in an extremely competitive toilet tissue market, especially in the one-ply segment. Substantial cost savings were made through the improvement of supply chain logistics and factory efficiencies. These, together with higher sales in the value-added and away-from-home markets, contributed to a good overall performance by our tissue business.

Both Malawi and Zimbabwe were affected by lower tobacco sales, which led to a reduction in demand for corrugated boxes. Our paper-based business in Zimbabwe performed commendably under extremely difficult trading conditions, which saw record inflation and devaluation of the local currency.

Europe

The group is active in two distinctive market sectors, the one being folding cartons for a variety of fast-moving consumer goods and the other being cartons, labels and leaflets for pharmaceuticals.

Competitiveness in both sectors has increased and, although some industry rationalisation took place, pressure remained on selling prices as a result of industry overcapacity.

Market share improved in some segments and we achieved good progress in penetrating the luxury presentation and spirits packaging markets. This, together with further investments in advanced printing technology and productivity improvements, contributed to results in sterling being as expected.


Labelling PET bottles for Coca-Cola on Petpak's bottle manufacturing line


Cartons during manufacture at Nampak Corrugated's Cape Town operation

The stronger rand, however, negatively affected results on translation.

Plastics

Rm	Revenue		Operating profit*		Operating margin	
	2003	2002	**2003**	2002	**2003**	2002
Africa	**2 693**	1 916	**257**	158	**9.6%**	8.3%
Europe	**2 137**	2 544	**87**	122	**4.1%**	4.8%
Total	**4 830**	4 460	**344**	280	**7.1%**	6.3%

*before abnormal items

Africa

Demand was buoyant for HDPE bottles used mainly for milk and juice. The sorghum beer market continued its long-term decline and volumes of liquid board cartons fell as a result. In conjunction with Elopak a new cap was developed for milk and juice cartons, providing consumers with greater convenience and is expected to lead to higher demand.

The market for carbonated soft drinks and juice grew further in the past year and together they had a positive impact on the demand for PET bottles. Speciality closures such as those for sports drinks also showed good growth. The PET bottle market is expected to continue growing in line with international trends.

The new large drum machine that was installed towards the end of the previous financial year was commissioned and contributed to converting more of the market from steel to plastic. Demand for large drums used by export customers was, however, affected by the stronger rand. Crate volumes, which had been low in 2002, picked up following good demand by both beer and soft drink customers.



Simba Cricket Display
Nampak Corrugated received a Silver Award in the Point-of-Sale category in the 2003 SA Gold Pack Awards. This display unit, delivered in flat sheet format to retailers, is easily hand erected and features high quality printing for excellent point-of-sale impact.

Demand for tubes and tubs remained strong.

The integration of the flexibles plastics businesses following the merger with Malbak last year was a key focus area with Rotoflex and Kohler Flexible Packaging combining to form Nampak Flexible. This was successfully managed whilst at the same time retaining market share and building new relationships with customers.

Demand for flexible packaging was, however, muted due to lower exports and some imports of finished products, both as a result of the stronger rand. This also put pressure on operating margins. Exports, however, continue to represent a strong source of revenue and these markets will be further developed.

The business has benefited from a lower unit cost of production and the identified cost saving synergies were achieved. A major modernisation of the Cape Town flexible operation and technology improvements to the Pinetown operation are under way and, together with greater use of digital printing, will contribute to developing the fast-growing added-value sector of the market.

Demand for shopping bags initially fell by up to 85%, which was far more than was expected following the implementation of the agreement to charge consumers for thicker bags. Our business was not viable at this level of production and we have had to restructure, resulting in the loss of more than 200 jobs.

Sales of wrappings produced by L & CP were affected by lower margin exports, some import replacement and loss of market share.

A major cost reduction exercise was completed at Tufbag, which is a highly labour-intensive business. One-off costs resulted in a small loss for the year.

Europe

The PET business in Spain and the protective clothing business in the United Kingdom were sold and the continuing businesses were reorganised into a single entity. This is expected to generate substantial cost savings in the years ahead.

The dairy in-plant programme was completed and contributed to a satisfactory performance in sterling. Volumes were better than last year due to exceptional sales following a fire at a competitor's plant. This is expected to come back into production during November 2003 and will consequently depress our sales in the year ahead.

The general plastic containers market showed little growth and margins continued to be under pressure. We maintain our view that further industry rationalisation is required to restore returns in this sector to acceptable levels.

NamITech

Rm	Revenue	Operating profit*	Operating margin
2003	**680**	**110**	**16.1%**
2002	470	45	9.5%

*before abnormal items



The suspensive conditions relating to the disposal to Altech are not expected to be fulfilled before the end of 2003.

Strong demand continued in the mobile telecommunications industry, especially from the rest of Africa, with NamITech now supplying products and solutions to 42 GSM networks. Contracts have been secured with most of South Africa's major banking groups for the supply of EMV (Europay, Mastercard, Visa) chip cards due for roll-out from early next year.

Demand from the corporate sector for NamITrust's enterprise security services was slower than had been anticipated but the business has invested in both resources and infrastructure and is well positioned to benefit from increased spending on IT security.

Benefits from the implementation of the ERP system flowed through during the year with a noticeable improvement in sales pipeline visibility and significant savings throughout the supply chain.

NamITech achieved a pleasing performance with operating profit growing faster than revenue.

Group Services

Rm	Revenue		Operating profit*	
	2003	2002	**2003**	2002
Africa	**–**	–	**40**	79
Europe	**242**	141	**6**	6
Intergroup eliminations	**(434)**	(230)	**–**	–
Total	**(192)**	(89)	**46**	85

*before abnormal items

Group services comprises head office activities, procurement, treasury and property rentals. This year's operating profit is predominantly from property rentals, which were reduced to some extent by losses incurred by treasury on covered positions.





Nampak operations are backed by a world-renowned research and development centre

Future strategy

In South Africa we will continue to strive for manufacturing excellence and the utilisation of spare capacity where the margin on incremental business is higher. We are currently developing many new and innovative packaging projects that will lead to increased sales above those expected from normal demand. We will continue to evaluate the performance of our businesses and take appropriate action where they are not generating acceptable returns. Benefits from the ERP project are expected to begin to be realised once substantial implementation is under way.

In the rest of Africa we will seek expansion in new territories and work closely with our customers in providing them with their packaging requirements on the African continent.

Through our wide network of suppliers, associates, technology and joint venture partners a number of potential opportunities in emerging markets are arising and these will be evaluated.

Economic fundamentals in some emerging markets tend to be similar to those in South Africa. Competition is often less intense and consequently margins are generally higher than those in more developed markets.

In Europe, limited opportunities exist for the expansion of our successful dairy plastic containers business but good profit and cash generation can be expected in the years ahead. In the overtraded general plastics container sector, we will strive for the improvement of our operating performance and continue to seek industry solutions to the low profitability.

In healthcare folding cartons, labels and leaflets we will expand our position through the acquisition of small to medium players that will increase our pan-European representation in this higher-margin market. Whilst we have a strong position in niche segments of the general folding cartons market, it is relatively fragmented and opportunities for consolidation of this sector will continue to be evaluated.





Tufbag for roasted groundnuts
Nampak Tufbag received a WorldStar Award and a Silver in the SA Gold Pack Awards for this one-ton flexible intermediate bulk container, which has a special co-extruded plastic liner. The bag, which is used for the packaging of export roasted groundnuts, offers significant savings and ensures the freshness and quality of the packed product.

Outlook

Africa

Recent cuts in interest rates will result in South African consumers having more disposable income, some of which is likely to be spent on non-durables, leading to increased demand for our packaging. The strength of the rand will, however, make conditions especially difficult for the manufacturing sector where pressure on exports will continue and competition from imports is likely to intensify.

Operating conditions, which were particularly favourable for some of our businesses in 2003, may not be quite as strong next year. Higher-than-inflation wage settlements and the costs of implementing the ERP system, where benefits will only flow through once substantial implementation is under way, will impact negatively on profitability in the year ahead. With the anticipated sale of NamITech, sales and operating profit in South Africa will be affected accordingly but will have only a minor impact on earnings per share.

In the rest of Africa we are expecting some improvement in conditions and a satisfactory growth in profits in 2004. A number of investment options are being investigated to increase our geographical footprint and manufacturing capability on the African continent.

Europe

Conditions in Europe are forecast to remain tough and both revenue and profit growth will be difficult. We will continue to focus our attention on improving service and efficiency whilst developing relationships with our major customers to secure long-term agreements.

Group

Cash generation will remain a strong focus of management's attention and net borrowings are anticipated to be at a minimal level by the end of next year. Together with lower interest rates this will contribute to substantially lower interest costs in 2004.

We are anticipating a very challenging year in 2004 and it will be difficult to achieve real earnings growth. However, a number of initiatives are being undertaken that will have a positive impact on future earnings.

Appreciation


Kitchen
Cleaner

The integration of Malbak and the Crown Cork Anglophone operations was completed successfully, mainly due to the many people who contributed constructively to the process. In particular, special thanks must go to Clarence Miller, the previous CEO of Kohler Packaging.

I thank the executive team and our 20 000 employees for their commitment and hard work in achieving the goals we set ourselves and know that I can rely on them to again positively face the challenges that lie ahead.

A number of new senior management appointments were recently made. I have no doubt that these changes will invigorate the group and build on the already solid platform that has been created.

Our customers remain key to our success and I thank them for their continued support. We will be unrelenting in our quest to provide them with total packaging solutions that add value to their businesses.

John Bortolan
Chief executive officer

20 November 2003


sustainability report

"... we aim to create value for all our stakeholders but in such a way as to make a meaningful contribution to the communities in which we operate" **John Bortolan**, chief executive officer

The principal aim of the group is to create value for our stakeholders, but to do so in such a way as to make a meaningful contribution to the communities in which we operate and so ensure future value creation. As a group we subscribe to the principles of sustainable development, which has been defined as "development that meets the needs of the present without compromising the ability of future generations to meet their own needs". Sustainability as a philosophy in society is still developing and expanding, and Nampak will be part of the process.

This section of our report will deal with aspects of Nampak's practice in the areas of education, safety, health and the environment.

The group allocates 1% of its global profit after tax to corporate social investment and this expenditure amounted to R9 million for the year. Our expenditure is focused on South African youth in the areas of education, health and welfare and the environment.



Education

We have formed three-year partnerships with three secondary schools in the areas close to our factories in Gauteng namely, Lebohang, Lethulwazi and Amogelang High Schools, with a view to delivering with them a significant improvement in the quality of the education offered.

The programmes vary depending on each school's needs. Some examples of the initiatives are:

- teacher education programmes in mathematics and science
- complete equipping of the school laboratories
- provision of library facilities
- installation of computer rooms
- bursaries for the top students.

In return, the schools are committed to improving their pass performance and the learners are required to make their areas litter free. Bins are provided for litter collection.

The total spend for these projects in the first year of our partnerships was R1.5 million. We are encouraged with the results and will seek out three other schools in KwaZulu-Natal and the Western Cape to extend the programme.

Nampak supports 55 bursars for relevant tertiary education, administered by the South African Institute of Race Relations.

In 2002 the group agreed to fund a total of R4.5 million towards the building of two schools in the North West Province under the auspices of the Nelson Mandela Foundation. The first school, situated at Ikageng (Potchefstroom), has been built and the second, in Hammanskraal, will be completed during 2004.



Used beverage cans ready for recycling by Collect-A-Can


Paper products being recycled at Nampak Paper Recycling

In the past financial year a further R1.25 million was contributed to the Business Trust, which is involved in activities supporting education and tourism, bringing our total contribution over the past five years to over R6 million.

Over and above our corporate social investment initiatives we undertake extensive training programmes for our own staff and detail some of these below:

In-house programmes

Graduate Training Programme

In the past year we recruited 50 young graduates, 85% of whom were from previously disadvantaged backgrounds. These graduates will spend two years in an intensive, formal programme before being placed in management positions in our operating divisions.

Management Development Programme (MDP)

Talented mid-level managers within Nampak with potential to advance into more senior management roles are invited to join this year-long programme run by ICMD, with regular guest lectures by Nampak senior management. The programme teaches the theory of management with real-life Nampak case studies to support the academic programme. 20 managers are currently on the programme.

Technikon training

We support four Technikons in four provinces and more than 100 members of our technical staff are currently undergoing training at these institutions.



Collect-a-Can

Collect-a-Can, a joint venture between Nampak and Iscor, was proud to receive the Environment Responsibility Trophy at the 2003 SA Gold Pack Awards. With a 66% recovery rate in Southern Africa, beverage cans now contribute to less than 1% of litter and this initiative provides an income for over 35 000 people.

Health and welfare

HIV/AIDS Workplace programme

The prevalence of HIV/AIDS in Southern Africa means that it has become critical for every organisation to develop a relevant, meaningful and ongoing response to the challenge of this disease. Nampak has been proactive in dealing with HIV and AIDS in the workplace and has an extensive HIV and AIDS Workplace programme, which was developed in 2000 and commenced with a pilot project in KwaZulu-Natal. In 2002 this programme was extended to all Nampak companies in South Africa and Swaziland. In 2003 Nampak extended this further to include Kohler companies after the Nampak/Malbak merger. Some 14 000 of our South African employees have been invited to attend these programmes which have been held in all our operations.

This comprehensive awareness campaign:

- Makes use of trained employees as peer educators to increase the:
  - understanding
  - acceptance, and
  - active participation of fellow employees.
- Covers 48 informative topics during the first year after which a maintenance programme is implemented.
- We also offer and encourage:
  - confidential voluntary counselling and testing on site
  - occupational health services
  - prophylactic treatment for HIV positive employees, and
  - wellness and lifestyle management guidance.

We have also made donations amounting to R0.5 million to seven hospices throughout the country in order to support their work in looking after terminally-ill people, including some of our employees.

BABA (Babies Affected by AIDS) programme


Cuddlers
Cuddlers
Cuddlers
Cuddlers
Cuddlers
Cuddlers
Cuddlers

This programme, facilitated by Nampak Tissue, manufacturers of the Cuddlers disposable nappy brands, supplies specially branded disposable nappies to privately funded AIDS orphanages. The group is committed to donating three million nappies over a three-year period. At end-September 2003 over one million nappies had already been delivered.

The environment

Packaging is a vital part of modern life. Many of the functions of packaging, such as the protection and preservation of the contents, the convenience which packaging offers for ready-made meals, and the fact that packaging is often the unique shape and appeal of the product, are taken for granted.

The public's attention is often focused more on negative aspects of packaging such as litter and its contribution to the solid waste stream. Whilst packaging's contribution to household waste is relatively low, estimated at less than 8%, it is nevertheless highly visible and governments around the world are introducing legislation to set recycling targets and punish those products that do not meet these targets.

We continue to work closely with the appropriate authorities to ensure that the need for such regulations on the packaging industry is kept to a minimum.

The group is very active in optimising the use of packaging and we have made some significant moves to improve collection rates and develop new end uses for used packaging. The table below illustrates the status in South Africa in the key areas of reduce, re-use, recycle:

Product category	Reduce	Re-use	Recycle		Initiative
			Collection	World-class	
Beverage can	Can weight 31 g vs 73 g in 1955	X	66%	√	Collect-A-Can is a Nampak/Iscor initiative.
Glass	Comparative glass bottles weigh 395 g vs 575 g in 1985	80% beer and 60% CSD in SA in returnable bottles	30%	X	Nampak /Consol initiative on new sorting technology will significantly increase collection, to be introduced in 2004.
Paper	Cement sack 240 gsm vs 320 gsm in 1990	X	Over 65%	√	Paper recycling is in place and profitable. Nampak collects 200 000 tpa paper waste and produces recycled packaging and tissue papers from this waste.
Plastic	PET 2 litre bottle weight 47 g vs 68 g in 1979	Some returnable PET bottles, crates	25%	In some areas	Many initiatives in place such as converting used PET bottles into hollow fibre and Polywood timbers made from used plastic.

Much work remains to be done, but the collection initiatives in place provide incomes for over 50 000 people in South Africa.

During the year a collaborative agreement was reached between the Department of Environment and Tourism, supermarket plastic bag manufacturers and the retail sector on a new thicker plastic bag and a voluntary price was levied on consumers for this bag. This was well publicised, but the negative impact of the publicity and charges for plastic bags were substantially greater than anticipated by all parties. This has reinforced our view that proactive moves by the industry to address products in the waste stream is a preferred approach.

The Worldwide Fund for Nature and the Department of Education have been introducing the Eco-Schools project – aimed at relevant environmental education throughout South Africa, but have been hampered by a lack of resources. Nampak has agreed to help launch the project by providing R0.5 million per annum for three years with the intention of providing appropriate people resources.

The group also helps to create awareness on litter and the management thereof through:

- sponsorship of litter recycling projects
- support of school collection and clean-up systems (run by Collect-A-Can), and
- providing previously disadvantaged individuals with seed money to establish small businesses in the collection of litter.

Corporate governance

Nampak is committed to the principles of openness, integrity and accountability. The implementation of sound corporate governance practices has been a cornerstone of Nampak's business operations for many years, with changes and refinements being made from time to time in line with international trends and best practices. The company complies in all material respects with the King II Report on Corporate Governance for South Africa 2002.

Board of directors

Nampak has a unitary board structure which comprises, following a restructure on 1 October 2003, seven executive and nine non-executive directors. All the non-executive directors are independent with the exception of the chairman, Mr Trevor Evans, and Mr Brian Connellan. A formal charter setting out the board's responsibilities has been adopted by the board.

On 1 October 2003 the positions of chief executive officer and chairman were separated, with responsibilities divided between them for matters affecting the board and management.

The board meets at least six times per annum and the details of attendance in financial year 2003 are provided at the end of this report. The board is responsible for the strategic direction of the group, while also maintaining control over all material matters affecting the group including operational performance, risk management and the selection of directors. The service contracts of executive directors, details of which are set out on page 68, do not exceed three years. All directors, excluding the chief executive officer, are subject to retirement by rotation and re-election by shareholders every three years and the re-appointment of non-executive directors is not automatic. The appointments of new directors are subject to confirmation by shareholders at the first annual general meeting after their appointment. Biographical details of all the directors are set out on pages 133 to 136 of this annual report.

There are comprehensive management reporting disciplines in place which include the preparation of annual budgets by all operating units. The strategic plan, the group budget, summaries of divisional sales, operating profit and capital expenditure are reviewed and approved by the board. Results and the financial status of divisions are reported on at board meetings against approved budgets and compared to the prior year. Profit projections, forecast cash flows and working capital and borrowing levels are also reported on at these meetings.

All directors have access to the advice and services of the company secretary. In appropriate circumstances they may seek independent professional advice about the affairs of the company at the company's expense. The director concerned would initially discuss and clear the matter with the chairman or the company secretary unless this would be inappropriate.

Board committees

The board has established four formal committees which are dealt with below.

Remuneration and Nominations Committee

Members:

B P Connellan *(Chairman)*

D A Hawton

M M Katz

Remuneration and nominations are combined into a single committee, the Remuneration and Nominations Committee.

The committee is chaired by a non-executive director of the group who will be classified as independent from October 2004. The other committee members are non-executive and are classified as independent. The executive chairman attended the meetings by invitation, but did not participate in discussions regarding his own remuneration. With effect from 1 October 2003, the role of chairman became non-executive and it is the committee members' intention to appoint the non-executive chairman to the committee. Subsequent to his appointment, the chief executive officer has also been invited to attend meetings of the committee, but does not participate in discussions regarding his own remuneration.

The committee met four times during the financial year. It operates within written terms of reference, which were adopted on 10 September 2002.

The terms of reference provide direct authority to the committee to consider contractual arrangements of executives including general remuneration policy. The committee is authorised to approve executive remuneration that is fair and competitive at the commencement of each financial year, after taking into account the business strategy and talent retention objectives. The three major elements of the remuneration structure are benchmarked separately in applicable jurisdictions, namely guaranteed package, short-term incentive scheme and long-term rewards (share options), and weighting between the elements may be adjusted from time to time to support the group's business requirements.

The committee also reviews the executive recommendations for non-executive directors' fees and committee fee structures against market data before submission to the board and finally shareholders at the annual general meeting for approval.

The terms of reference also provide for the committee to ensure that sufficient consideration is given to executive and non-executive succession planning. This allows the committee to be in a position to provide recommendations of suitable candidates for vacancies should the need arise. The appointments of non-executive and executive directors are subject to shareholders' confirmation at the annual general meeting.

Full details of remuneration matters, including a broad statement of the group's remuneration philosophy, are included in the Remuneration Report set out on pages 58 to 69 of this annual report.

Audit Committee

Members:

P L Campbell *(Chairman)*

B P Connellan

T Evans

M M Katz

R A Williams

The Audit Committee is chaired by an independent director of the company and in addition comprises two independent directors and two non-executive directors, following the retirement of Mr Evans on 30 September 2003. The committee meets at least three times per year and the meetings are also attended by appropriate executives including the chief executive officer and those responsible for finance.

The committee operates within written terms of reference updated on 29 May 2003. The responsibility of the committee includes the review and evaluation of the effectiveness of the internal controls of the group (with reference to the findings of both the internal and external auditors), the consideration of the appointment of the external auditors, to review the nature and scope of the audit, material pending litigation, material defalcations, risk management, insurance covers, important accounting issues and specific disclosures in the financial statements.

The internal and external auditors report to the committee at each meeting on the results of their work and they also have unrestricted access to the chairman and other members of the committee.

A Risk Management Committee has been formed as a committee of the board reporting through the Audit Committee and it provides assistance in the identification, assessment, managing and monitoring of risks facing the group.

The directors are satisfied that the committee has discharged its responsibilities for the year under review in compliance with its terms of reference.

Risk Management Committee

Members:

J W C Sayers *(Chairman)*

R P Becker

G E Bortolan

P L Campbell

N Cumming

A S Lang

J A Monks

N P O'Brien

P A Stevens

The Risk Management Committee was formed in the 2003 financial year as a committee of the board, but reports to the board through the Audit Committee. The primary function of the committee is to establish and maintain a common understanding of the risk universe, to identify and agree the risk profile of the group, to co-ordinate the group's risk management efforts and to report via the Audit Committee to the board on the risk management work undertaken.

The committee is chaired by the former financial director, Mr J W C Sayers, and the focus given to the committee is one of his primary responsibilities as a senior executive of the group. The committee also comprises the non-executive chairman of the Audit Committee, the chief executive officer, the executive director finance and other senior executives of Nampak. The committee convenes in the week before meetings of the Audit Committee.

Corporate Social Investment and Sustainability Committee

Members:

A M Marthinusen *(Chairman)*

K M Mokoape

S S Dennis

G A Hayward

L D Kidd

M A Otto

F V Tshiqi

The committee has been established to oversee the allocation of 1% of the group's profit after tax to corporate social investment. It meets four times per annum to review expenditure against budget and to consider proposals from organisations seeking support. Only those causes which fall within the laid-down criteria are considered.

It also reviews progress of those projects that have been approved and allocates appropriate resources to assist in their completion.

The committee is chaired by an executive director of Nampak and comprises one non-executive director and senior executives of Nampak.

Risk management

The focus of risk management is on identifying, assessing, managing, monitoring and reporting material forms of risk across the group. The board retains responsibility for the total process of risk management and its policy on risk management encompasses all significant business risks to the group including financial, operational and compliance risks.

The risk environment in which businesses operate is ever-changing. Each level of management in Nampak, from the board of directors down, is responsible for regular appraisals of the risk environment in which it operates to ensure that significant risks are identified, assessed and managed.

The Risk Management Committee has used a consistent, globally-available system and methodology to assess divisional, cluster and group risk. In addition, the method used assesses the level of the impact of the risks assessed and the methods used to manage and control those risks.

The 10 main inherent risks identified by this process, as at 30 September 2003, before the controls mentioned below are:

- exchange rate volatility
- failure of key suppliers, utilities and supply chains
- fire and allied perils
- increased competitor activity
- market force and dynamics changing
- product liabilities
- protection and maintenance of the group's human capital
- reliable IT solutions
- reliability and consistency of production
- reliance on, and exposure to, key customers/market sectors.

These risks are controlled and managed by external and internal insurance programmes, group policies limiting exposure in specific areas, group treasury, specific management focus and structures such as the marketing and procurement policies and departments developed at group level.

A group-wide system of internal control has been established to manage significant risks. This provides reasonable assurance that the company's business objectives will be met. Risk control audits of all plants are carried out annually to check compliance against written standards and the Occupational Health and Safety Act.

The group seeks to have a sound system of internal control, based on its policies and guidelines, in all material associates and joint ventures. Where this is not possible, the responsible directors seek assurance that significant risks are being managed in an acceptable manner.

Accountability and audit

The directors confirm that they are satisfied that the group has adequate resources to continue in business for the foreseeable future. For this reason they continue to adopt the going-concern basis for preparing the financial statements.

The annual financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice. They are based on appropriate accounting policies which have been consistently applied and are supported by reasonable and prudent judgements and consistent estimates. Adequate accounting records and internal controls and systems have been maintained to provide reasonable assurance on the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability for the group's assets. Such controls are based on established policies and procedures and are implemented by trained personnel with an appropriate segregation of duties.

The effectiveness of internal controls and systems is monitored through the utilisation by management of internal control checklists, formal reporting of material defalcations and other losses and the use of an internal audit department.

The internal audit department is an independent appraisal function which reviews the adequacy and effectiveness of internal controls and the systems which support them. This includes controls and systems at the operating entities and in relation to business and financial risks which could have an adverse effect on the group. Weaknesses identified by the internal auditors are brought to the attention of the directors and management.

The external auditors provide an independent assessment of internal controls and systems through the audit work that they perform. They complement the work of the internal auditors and review all internal audit reports on a regular basis. The external auditors are also responsible for reporting on whether the financial statements are fairly presented and their report is presented on page 71.

Nothing has come to the attention of the directors, nor the attention of the internal or external auditors, to indicate that any material breakdown in the functioning of the above-mentioned internal controls and systems has occurred during the year under review.

During the year under review the external auditors provided valuable non-audit-related services to the company including:

- Consultancy services for the implementation of a new ERP system for the Nampak group R47.6 million
- Advice and assistance on tax matters R4.7 million
- Other advice and assistance R2.8 million

Human resources

As the group expands internationally, increasing focus has been placed on the identification, development and retention strategies for leadership and specialist talent. Succession planning reviews take place half-yearly and the executive committees consider employees who have potential, who can contribute on an international basis and who can establish Nampak's approach to business in the various jurisdictions. Management training programmes are reviewed regularly to ensure that they are aligned with the group's strategies. Delegates from all countries network at the sessions and through group projects.

An international approach to various human resource policy issues that affect equity between employees is encouraged. Consistent strategies are implemented across the group where there is a strategic business requirement and firm policy is established to ensure legal compliance in each country.

Nampak's commitment to employment equity continued, and reports have been submitted timeously to the Department of Labour. Divisional managing directors are responsible for ensuring that employment equity strategies are implemented through various employment equity committees in all the group's operations. Employment equity targets are linked directly to the senior management incentive scheme.

As a proportion of the group's management category African managers represent 18% against a target of 20%, whereas managers from all previously disadvantaged groups represent 43% of all managers against a target of 35%.

The group's staff complement in the management and skill band, as at 30 September 2003, is as follows:

	Male				Female			
	African	Coloured	Asian	White	African	Coloured	Asian	White
Management	212	72	125	887	62	7	21	167
Skilled	1 081	524	499	869	130	131	73	398

Note: Disabled employees: 52

New targets for the next five-year period, 2003 to 2008, have been set. These are 30% for all African managers and 60% for all previously disadvantaged individuals by September 2008.

Note: 1 398 employees attended occupational training during October 2002 to September 2003:

African	Coloured	Asian	White	Total
729	108	157	404	1 398

Nampak continued with its employee development programmes and invested significantly in this important area. A highlight of these programmes is the Graduate Development Programme which has seen 50 young people being recruited into the group for a maximum of 24 months, whilst being groomed for future leadership roles. As 90% of the Graduate Development Programme recruits are from previously disadvantaged backgrounds, this programme is well placed to support other group initiatives like employment equity.

The group's skills development programme continues with some success. This year a refund of over R5.6 million was received from the Department of Labour as a proportion of the skills development levy.

The group has a variety of participative structures, at various levels, for handling issues which affect employees directly and materially. These include collective bargaining mechanisms, structures to drive the World Class Manufacturing and Service programme, safety committees and other participative forums. These structures, which have been set up with trade unions and other employee representatives, are designed to achieve good employer/employee relations through effective sharing of relevant information, the identification and resolution of conflict and consultation by management with the workforce about decisions that materially and directly affect employees, except where this is prohibited by law or regulation or would adversely affect the well-being of the company.

Ethics

Nampak has a written code of conduct with which all directors and employees are required to comply. The code requires all employees to act with honesty and integrity and to maintain the highest ethical standards.

Systems and procedures are in place to monitor and enforce the code and the directors believe that the requirements of the code have largely been met by employees.

Price-sensitive information

In accordance with the JSE Securities Exchange South Africa's guidelines on price-sensitive information, the company has adopted a policy dealing with the determination of information as price-sensitive, confidentiality undertakings and discussions with the press, institutional investors and analysts. Only the chairman, the chief executive officer, the executive director finance and the investor relations manager may discuss with third parties matters which may involve price-sensitive information. The company follows a "closed period" principle, during which period employees and directors are prohibited from dealing in the company's shares.

The usual closed periods endure from approximately the middle of March until the publication in May of the interim results for the six-month period ended 31 March and from approximately the middle of September until the publication in November of the financial results for the year ended 30 September. Additional periods may be declared "closed" from time to time if circumstances warrant this action.

Attendance at board and committee meetings during the year ended 30 September 2003

	Board		Audit Committee		Corporate Social Investment and Sustainability Committee		Remuneration and Nominations Committee		Risk Management Committee	
	A	B	A	B	A	B	A	B	A	B
R P Becker (alt)	5	5							3	3
G E Bortolan	6	6							3	3
P L Campbell	6	5	3	3					1	1
B P Connellan	6	6	3	3			4	4		
N Cumming	6	6								
P A de Weerdt (alt)	6	6								
T Evans	6	6	3	3						
D A Hawton	6	6					4	4		
M M Katz	6	5	3	3			4	4		
A S Lang	6	6								
A M Marthinusen	6	6			3	3				
C J Miller (alt)	6	6								
K M Mokoape	6	5			3	3				
J A Monks	6	5							3	2
A D S Morais (alt)	6	6								
M L Ndlovu	6	3								
J W C Sayers	6	6								
R G Tomlinson	6	6								
M H Visser	6	6								
R A Williams	6	6	3	2						

Column A: Indicates the number of meetings held during the period the director was a member of the board and/or committee.

Column B: Indicates the number of meetings attended during the period the director was a member of the board and/or committee.

Remuneration report

This report on remuneration and related matters sets out the remuneration philosophy at director level and details the actual remuneration earned during the financial period under review. Further details on the structure and mandate of the Remuneration Committee are included on pages 49 and 50 of this report.

Remuneration philosophy

The remuneration philosophy is designed to support the group's strategy of attraction and retention of the appropriate calibre of directors to meet business requirements and to create a performance culture both in respect of individual contribution and team efforts. The attraction and retention of talent requires remuneration structures that are relevant, transparent and competitive when benchmarked against appropriate market survey data and practices. Incentive bonus schemes and share options are designed to align director remuneration to growth in shareholder wealth and are structured to encourage consistent superior growth in earnings through the achievement of demanding performance criteria. The group continues to place a higher-than-average weighting within the overall remuneration structure on the incentive bonus scheme element in order to support the business need for a performance driven culture.

Directors' remuneration

Directors' remuneration consists of:

- a guaranteed package component that includes a cash salary plus the cash value of all benefits such as pension contributions, assured benefit premiums, medical aid and car allowance
- a short-term incentive bonus scheme where rewards are determined against achievement of annual financial targets, and
- a long-term incentive scheme in the form of share options designed to align director wealth creation with that of shareholders.

Guaranteed package

Director job levels are established with assistance from external consultants after considering the size of the job and the complexity of the role, and these are then benchmarked against the market on an annual basis at the end of each financial year, using comprehensive survey data in related industries for each jurisdiction. This information, together with an overview of published remuneration, provides the committee with a sound base on which to make informed decisions.

The committee has the authority to approve guaranteed packages that will retain the correct calibre of talent. Guaranteed package levels are recommended by the chief executive officer after taking into account individual experience, current performance and contribution and future career progression.

Retirement funding, healthcare and assured benefit cover form a part of the overall remuneration package in line with general market trends. The company liability in respect of retirement funding and assured benefits has been capped for the South African directors. The retirement funding and assured benefit provisions for the United Kingdom director are provided on a defined benefit basis and the company meets the costs of providing the agreed contractual benefit.

The guaranteed packages earned by the directors are included in the detail reflected in table 1(a) on page 60 of this report.

Certain directors who live in South Africa are responsible for operational direction and management offshore and are contracted to and paid remuneration by those structures. These amounts are reflected separately in table 1(a) and are reviewed annually or when director responsibilities change.

Annual incentive bonus

The incentive bonus scheme is reviewed in detail by the committee members who bring experience from their participation on other remuneration committees. This experience, coupled with market research data, provides sufficient information to set the financial targets at the commencement of each financial year once the business strategy has been agreed. The primary focus of the incentive bonus scheme remains to reward directors and senior management for achievement of challenging financial growth within a financial year. The weighting that has been allocated to the incentive bonus element within the overall remuneration package is in support of the business requirement of a performance culture. The maximum incentive bonus is capped at 85%.

The incentive scheme rules for the financial period ending 30 September 2002 provided for a portion of the actual incentive bonus earned to be held for payment at the end of the next financial year provided the group and divisions sustained the growth attained in the financial period ending 30 September 2002. These amounts have been included under the incentive bonus rollover component column in table 1(a). The scheme rules have subsequently been reviewed and the full incentive is now payable in the year in which it is earned.

During the financial period under review, the group directors' target was based on attributable earnings. It has been decided to base future financial incentive bonus targets for group directors on growth in headline earnings per share. The operational directors' targets included an element of group performance, but were weighted more heavily towards divisional performance. The divisional financial targets were based, and will continue to be based, on profit before interest and tax performance with discounts being applied to the actual incentive earned for non-achievement of working capital targets. The weighting between group and divisional performance in the incentive scheme for the operational directors is reviewed each year and may be changed to take into account the business strategy at the time.

To align with the group's employment equity strategy, any incentive bonus earned by the South African directors in terms of financial performance will be further discounted for non-achievement of employment equity targets.

The incentive bonus scheme rules provide for a portion of the maximum potential incentive bonus to be linked to individual performance criteria where an incentive would be paid irrespective of financial performance achievement. During the financial year under review there were no individual performance criteria set.

Table 1(a) reflects the actual incentives that will be earned by the directors for the financial period 1 October 2002 to 30 September 2003, including the portion held for payment from the financial period 1 October 2001 to 30 September 2002.

Table 1 (a): Executive directors' remuneration 2003

Name	Guaranteed package (Rand)	Payments by offshore companies Note 1 (Rand)	Company contributions to retirement (Rand)	Value of other benefits Note 2 (Rand)	Incentive bonus rollover component 2001/2002 Note 3 (Rand)	Incentive bonus Note 4 (Rand)	Total remuneration 2003
R P Becker*	940 737	—	68 695	15 000	—	892 500	1 916 932
G E Bortolan	2 167 451	496 732	153 472	60 822	541 000	2 351 100	5 770 577
N Cumming	1 497 273	167 610	104 487	47 410	388 750	1 517 250	3 722 780
P A de Weerdt	1 387 683	—	97 317	68 607	318 750	1 262 250	3 134 607
T Evans**	2 722 807	534 338	184 177	948 826	783 750	2 825 400	7 999 298
A S Lang	1 760 777	—	124 223	108 687	400 000	1 602 250	3 995 937
A M Marthinusen	1 575 044	—	109 956	52 589	388 750	1 238 981	3 365 320
C J Miller*** Note 5	1 290 479	—	1 296 436	5 168 813	—	234 090	7 989 818
J A Monks	2 833 878	—	2 440 377	143 243	—	1 902 674	7 320 172
A D S Morais	1 388 115	—	96 885	39 749	—	450 000	1 974 749
J W C Sayers	1 638 796	67 453	114 624	38 147	400 000	1 559 750	3 818 770
R G Tomlinson	1 527 528	—	107 472	15 000	—	1 389 750	3 039 750

* *Appointed on 15 January 2003*

** *Retired as Executive Chairman on 30 September 2003 but will continue to spend 50% of his time with the company for the next 12 months*

*** *Retired on 30 September 2003*

Note 1: For the purpose of total remuneration, offshore payments have been converted to rands at the average annual exchange rate.

Note 2: Other benefits comprise the value of low interest loans, comprehensive insurance on company vehicles, value of company car benefit (if applicable), accommodation, retirement gratuity, leave pay outstanding at retirement, and lump sum payments per note 4.

Note 3: The portion of the incentive bonus component for the financial year ending 30 September 2002 which is payable as growth was sustained into the new financial year.

Note 4: The incentive bonuses are accounted for on an accrual basis to match the amount payable to the applicable financial year-end with 100% of the incentive payable if earned.

Note 5: As part of the merger negotiations, the company agreed to assume the contractual arrangements of the Malbak Ltd directors. Mr Miller retired on 30 September 2003. On his retirement, he was entitled to a lump sum payment of R5 014 102 and a contribution of R1 000 000 to retirement funding.



Table 1 (b): Executive directors' remuneration 2002

Name	Guaranteed package (Rand)	Payments by offshore companies Note 1 (Rand)	Company contri-butions to retirement (Rand)	Value of other benefits Note 2 (Rand)	Incentive bonus Note 3 (Rand)	Total remune-ration 2002	Incentive bonus rollover component 2001/2002 Note 4
G E Bortolan	1 645 347	427 986	194 053	105 992	1 500 000	3 873 378	541 000
N Cumming	1 188 555	194 474	138 945	85 166	950 000	2 557 140	388 750
P A de Weerdt	1 141 437	—	133 563	68 659	765 000	2 108 659	318 750
G V D Duffey*	540 303	—	20 453	364 833	—	925 589	—
T Evans	2 452 692	620 023	279 063	150 645	2 100 000	5 602 423	783 750
A S Lang	1 431 239	—	168 761	18 700	1 100 000	2 718 700	400 000
A M Marthinusen	1 320 670	—	154 331	74 479	950 000	2 499 480	388 750
C J Miller**	137 991	—	24 220	—	101 516	263 727	—
J A Monks**	—	342 883	298 107	—	95 539	736 529	—
A D S Morais	1 141 360	—	133 640	62 331	765 000	2 102 331	—
J W C Sayers	1 204 463	313 006	140 781	75 784	1 000 000	2 734 034	400 000
R G Tomlinson	1 252 560	—	147 440	56 638	400 000	1 856 638	—

* *Retired on 22 January 2002*

** *Appointed on 26 August 2002*

Note 1: For the purpose of total remuneration, offshore payments have been converted to rands at the average annual exchange rate.

Note 2: Other benefits comprise the value of low interest loans, comprehensive insurance on company vehicles, accommodation and retirement gratuity.

Note 3: The incentive bonuses are accounted for on an accrual basis to match the amount payable to the applicable financial year-end.

Note 4: Incentive bonus rollover component held for payment if growth was sustained.

Share Option Scheme

The actual share options issued and the gains on the options exercised for the financial period under review for the directors are indicated in table 2 (a).

Historically, shareholders set aside 57 620 030 ordinary shares that may be allocated to directors and employees in terms of the Nampak 1985 Share Option Scheme ("the Option Scheme"). During the financial period under review 491 000 options were issued at an option price of 1 280 cents. As at 30 September 2003, 9 666 080 (2002: 9 557 880) were available for issue. Shareholders' consent will be sought at the next annual general meeting to set aside an additional 10 425 000 ordinary shares, or eight percent, of the additional issued ordinary share capital that arose through the merger with Malbak Limited, for purposes of the Option Scheme.

The committee approves the issue of all share option allocations within the company. The maximum potential share options that may be allocated to directors and employees over a ten-year rolling period is benchmarked against the market. Vesting periods for the share options are one-third after three years, two-thirds after four years and all options after five years, with the maximum period set at ten years.

Share options are not issued to non-executive directors, however retiring directors who accept non-executive director positions after their retirement are entitled to retain any share options issued prior to the date of retirement.

The Option Scheme is designed to align director wealth creation directly to that of shareholders and to ensure consistent medium to longer-term company performance. Share options form an integral part of the company's talent retention strategy and individual performance and future career progression are considered. Further share options will be issued in the first quarter of the new financial year.

Table 2 (a): Directors' share options 2003

Name	Balance at 1/10/02	Options granted during the year				Options exercised during the year	Gains on options exercised (Rand)	Exercise prices (cents)	Date exercised	Balance at 30/09/03
		Number granted	Price (cents)	Date of grant	Expiry date					
R P Becker	—	382 800	1 280	31/01/03	31/01/13	—	—	—	—	382 800
G E Bortolan	977 600	—	—	—	—	—	—	—	—	977 600
N Cumming	541 900	—	—	—	—	—	—	—	—	541 900
P A de Weerdt	451 100	—	—	—	—	—	—	—	—	451 100
T Evans	1 360 900	108 200	1 280	31/01/03	31/01/13	—	—	—	—	1 469 100
A S Lang	532 600	—	—	—	—	—	—	—	—	532 600
A M Marthinusen	536 000	—	—	—	—	—	—	—	—	536 000
C J Miller	—	—	—	—	—	—	—	—	—	—
J A Monks	—	—	—	—	—	—	—	—	—	—
A D S Morais	485 300	—	—	—	—	—	—	—	—	485 300
J W C Sayers	540 200	—	—	—	—	—	—	—	—	540 200
R G Tomlinson	456 900	—	—	—	—	—	—	—	—	456 900
P L Campbell	50 000	—	—	—	—	—	—	—	—	50 000

Table 2 (b): Directors' share options 2002

Name	Balance at 1/10/01	Options granted during the year				Options exercised during the year	Gains on options exercised (Rand)	Exercise prices (cents)	Date exer-cised	Balance at 30/09/02
		Number granted	Price (cents)	Date of grant	Expiry date					
G E Bortolan	377 600	400 000 200 000	1 060 1 326	14/12/01 25/07/02	14/12/11 25/07/12	— —	— —	— —	— —	977 600
N Cumming	211 900	250 000 80 000	1 060 1 326	14/12/01 25/07/02	14/12/11 25/07/12	— —	— —	— —	— —	541 900
P A de Weerdt	171 100	250 000 30 000	1 060 1 326	14/12/01 25/07/02	14/12/11 25/07/12	— —	— —	— —	— —	451 100
T Evans	619 100	500 000 241 800	1 060 1 326	14/12/01 25/07/02	14/12/11 25/07/12	— —	— —	— —	— —	1 360 900
A S Lang	202 600	250 000 80 000	1 060 1 326	14/12/01 25/07/02	14/12/11 25/07/12	— —	— —	— —	— —	532 600
A M Marthinusen	226 000	250 000 60 000	1 060 1 326	14/12/01 25/07/02	14/12/11 25/07/12	— —	— —	— —	— —	536 000
C J Miller	—	—	—	—	—	—	—	—	—	—
J A Monks	—	—	—	—	—	—	—	—	—	—
A D S Morais	205 300	250 000 30 000	1 060 1 326	14/12/01 25/07/02	14/12/11 25/07/12	— —	— —	— —	— —	485 300
J W C Sayers	269 200	250 000 60 000	1 060 1 326	14/12/01 25/07/02	14/12/11 25/07/12	39 000 —	101 400 —	1 325 —	03/09/02 —	540 200
R G Tomlinson	246 900	150 000 60 000	1 060 1 326	14/12/01 25/07/02	14/12/11 25/07/12	— —	— —	— —	— —	456 900
P L Campbell	71 800	—	—	—	—	21 800	122 080	1345	25/07/02	50 000

Participants in the Option Scheme may elect to receive trust loans in terms of the Nampak 1979 Share Purchase Scheme ("the Purchase Scheme") from the share purchase trust to finance the exercise of share options. Table 3(a) reflects the movement in the trust loans during the financial period. The derived benefit of low interest loans granted under the purchase scheme is included in the value of other benefits in table 1(a) above. Further details of the Option Scheme are included on pages 74 to 75 of this report.

Table 3(a) Summary of directors' share dealings in shares acquired through the Share Purchase Scheme 2003

Name	Balance at 1/10/02	Purchases	Sales	Balance at 30/09/03 including shares with paid-up loans and outstanding loans	Effective selling price of shares sold during year (Rand)	Total cost of shares sold during year (Rand)	Gain for the year (Rand)	Outstanding share trust loan balances at 30/09/03 (Rand)
R P Becker	—	—	—	—	—	—	—	—
G E Bortolan	87 600	—	—	87 600	—	—	—	323 784
N Cumming	116 500	—	—	116 500	—	—	—	224 850
P A de Weerdt	50 800	—	25 000	25 800	315 500	186 250	129 250	292 367
T Evans	226 600	—	—	226 600	—	—	—	473 684
A S Lang	244 100	—	—	244 100	—	—	—	770 184
A M Marthinusen	90 700	—	—	90 700	—	—	—	274 317
C J Miller	—	—	—	—	—	—	—	—
J A Monks	—	—	—	—	—	—	—	—
A D S Morais	67 500	—	—	67 500	—	—	—	173 884
J W C Sayers	40 000	—	20 000	20 000	306 000	149 000	157 000	148 800
R G Tomlinson	—	—	—	—	—	—	—	—

Table 3(b) Summary of directors' share dealings in shares acquired through the share purchase scheme 2002

Name	Balance at 1/10/01	Purchases	Sales	Balance at 30/09/02 including shares with paid-up loans and outstanding loans	Effective selling price of shares sold during year (Rand)	Total cost of shares sold during year (Rand)	Gain for the year (Rand)	Out-standing share trust loan balances at 30/09/02 (Rand)
G E Bortolan	167 600	—	80 000	87 600	1 290 900	305 150	985 750	841 224
N Cumming	164 200	—	47 700	116 500	551 885	138 940	412 945	734 450
P A de Weerdt	64 800	—	14 000	50 800	192 500	109 900	82 600	478 367
T Evans	334 100	—	107 500	226 600	1 424 375	190 383	1 233 992	1 414 484
A S Lang	244 100	—	—	244 100	—	—	—	1 397 384
A M Marthinusen	109 700	—	19 000	90 700	244 150	66 500	177 650	614 573
C J Miller	—	—	—	—	—	—	—	—
J A Monks	—	—	—	—	—	—	—	—
A D S Morais	67 500	—	—	67 500	—	—	—	487 484
J W C Sayers	60 000	—	20 000	40 000	295 000	149 000	146 000	297 600
R G Tomlinson	—	—	—	—	—	—	—	—

The following table lists the directors who had share trust loans at 30 September 2003:

Table 4 (a) Directors with share trust loans as at 30 September 2003

Name	Date option granted	Date options exercised and loan granted	Original option price (cents)	Closing market price on exercise date (cents)	Number of shares with current loans outstanding	Loan amount (Rand)
G E Bortolan	22/03/1995	19/06/1998	1 500	1 500	21 600	323 784
N Cumming	22/03/1995	19/06/1998	1 500	1 500	15 000	224 850
P A de Weerdt	22/03/1995	19/06/1998	1 500	1 500	13 300	199 367
	31/08/1998	17/04/2000	745	1 235	12 500	93 000
T Evans	22/03/1995	19/06/1998	1 500	1 500	31 600	473 684
A S Lang	22/03/1995	1/06/1998	1 500	1 770	21 600	323 784
	31/08/1998	14/10/1999	745	1 485	60 000	446 400
A M Marthinusen	22/03/1995	19/06/1998	1 500	1 500	18 300	274 317
A D S Morais	22/03/1995	28/05/1998	1 500	1 770	11 600	173 884
J W C Sayers	31/08/1998	27/10/1999	745	1 475	20 000	148 800

Note: Share scheme loans must be repaid not later than ten (10) years from the date the option was originally granted.

The following table lists the directors who had share trust loans at 30 September 2002:

Table 4 (b) Directors with share trust loans as at 30 September 2002

Name	Date option granted	Date options exercised and loan granted	Original option price (cents)	Closing market price on exercise date (cents)	Number of shares with current loans outstanding	Loan amount (Rand)
G E Bortolan	13/10/1992	16/10/1995	785	1 775	26 600	208 544
	13/10/1992	22/10/1996	785	1 840	26 700	209 328
	13/10/1992	23/10/1997	785	1 700	12 700	99 568
	22/03/1995	19/06/1998	1 500	1 500	21 600	323 784
N Cumming	13/10/1992	16/10/1995	785	1 775	21 600	169 344
	13/10/1992	22/10/1996	785	1 840	21 700	170 128
	13/10/1992	23/10/1997	785	1 700	21 700	170 128
	22/03/1995	19/06/1998	1 500	1 500	15 000	224 850
P A de Weerdt	22/03/1995	19/06/1998	1 500	1 500	13 300	199 367
	31/08/1998	17/04/2000	745	1 235	37 500	279 000
T Evans	13/10/1992	16/10/1995	785	1 775	40 000	313 600
	13/10/1992	22/10/1996	785	1 840	40 000	313 600
	13/10/1992	23/10/1997	785	1 700	40 000	313 600
	22/03/1995	19/06/1998	1 500	1 500	31 600	473 684
A S Lang	13/10/1992	16/10/1995	785	1 775	26 600	208 544
	13/10/1992	22/10/1996	785	1 840	26 700	209 328
	13/10/1992	23/10/1997	785	1 700	26 700	209 328
	22/03/1995	1/06/1998	1 500	1 770	21 600	323 784
	31/08/1998	14/10/1999	745	1 485	60 000	446 400
A M Marthinusen	13/10/1992	22/10/1996	785	1 840	21 700	170 128
	13/10/1992	23/10/1997	785	1 700	21 700	170 128
	22/03/1995	19/06/1998	1 500	1 500	18 300	274 317
A D S Morais	13/10/1992	2/11/1995	785	1 875	13 300	104 272
	13/10/1992	1/11/1996	785	1 755	13 300	104 272
	13/10/1992	23/10/1997	785	1 700	13 400	105 056
	22/03/1995	28/05/1998	1 500	1 770	11 600	173 884
J W C Sayers	31/08/1998	27/10/1999	745	1 475	40 000	297 600

Note: Share scheme loans must be repaid not later than ten (10) years from the date the option was originally granted.

Service contracts

Fixed-term service contracts of between one year and three years were established for directors in order to retain management skills and expertise during a period of uncertainty when CG Smith Limited unbundled. Certain of these contracts of employment expired on 30 September 2003 and it is the company's intention to provide indefinite term contracts based on a maximum notice period of six months by either party for these directors. Subsequent to the year end, revised employment contracts on this basis have been signed by Messrs R P Becker, N Cumming, P A de Weerdt, A M Marthinusen, A D S Morais and R G Tomlinson.

Messrs G E Bortolan and A S Lang have fixed-term contracts that are due to expire on 30 September 2004. On expiry, the terms and conditions of these contracts will be reviewed in line with business requirements and market trends at that time.

The company agreed to accept the contractual terms of the Malbak directors. Mr J A Monks' contract of employment provides for a twenty-four month rolling notice period.

Non-executive directors' remuneration

Non-executive directors receive a fixed level of remuneration for their services based on their participation in board meetings and on other committees. The non-executive directors do not participate in incentive bonus schemes nor are they issued share options.

The chief executive officer recommends the non-executive director fee structures after obtaining input from external consultants regarding market trends and current pay practices. The committee reviews the recommendations before they are tabled at the board for final agreement to recommend to shareholders for approval. Consideration is given to any changes in the levels of responsibility and complexity of the roles when reviewing fees.

In the past only directors' fees were approved by shareholders, however, in future, the proposed fee structures for other committees will also be tabled for shareholder approval.

The fees earned by non-executive directors in the financial period under review are outlined in table 4(a) below.

Table 4 (a): Non-executive directors' remuneration 2003

	Notes	Directors' fees (Rand)	Committee fees (Rand)	Consulting services (Rand)	Total 2003 (Rand)
P L Campbell		80 000	60 000	—	140 000
B P Connellan	1	80 000	90 000	897 310	1 067 310
D A Hawton		80 000	30 000	—	110 000
M M Katz	2	80 000	60 000	—	140 000
K M Mokoape	3	80 000	20 000	—	100 000
M L Ndlovu		80 000	—	—	80 000
M H Visser	4	80 000	—	—	80 000
R A Williams		80 000	30 000	—	110 000

Note 1: Consultancy terminated on 30 June 2003
Note 2: Fees paid to Edward Nathan & Friedland (Pty) Limited
Note 3: Committee fees are paid for participation in the Corporate Social Investment Committee
Note 4: Fees paid to M & I Group Services

Table 4 (b): Non-executive directors' remuneration 2002

	Notes	Directors' fees (Rand)	Committee fees (Rand)	Consulting services (Rand)	Total 2002 (Rand)
P L Campbell		50 000	40 000	—	90 000
B P Connellan		50 000	9 287	689 204	748 491
D E Cooper	1	22 222	24 535	—	46 757
D A Hawton		50 000	15 000	—	65 000
M M Katz	2	50 000	35 000	—	85 000
K M Mokoape		50 000	—	—	50 000
M L Ndlovu		50 000	—	—	50 000
M H Visser	3	4 891	—	—	4 891
R A Williams		50 000	20 000	—	70 000

Note 1: Resigned on 11 March 2002
Note 2: Fees paid to Edward Nathan & Friedland (Pty) Limited
Note 3: Appointed on 26 August 2002

Non-executive members of board committees:

Group Audit Committee — P L Campbell *(Chairman)*, B P Connellan, T Evans, M M Katz, R A Williams.

Group Remuneration and Nominations Committee — B P Connellan *(Chairman)*, D A Hawton, M M Katz.

Certificate by company secretary

I certify that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act 61 of 1973 and that all such returns are true, correct and up to date.

N P O'Brien
Company secretary

20 November 2003

Approval by the directors

To the members of Nampak Limited

The directors of the company are responsible for the preparation and integrity of the annual financial statements and related financial information included in this report. The financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice, and incorporate full and responsible disclosure in line with the accounting philosophy of the group.

An audit committee, consisting of non-executive directors, meets periodically with the company's external auditors and executive management to discuss accounting, auditing, internal control and financial reporting matters.

The external auditors have unrestricted access to the audit committee.

These financial statements have been approved by the board of directors and are signed on its behalf by:

T Evans
Chairman

G E Bortolan
Chief executive officer

Sandton

20 November 2003

Report of the independent auditors

To the members of Nampak Limited

We have audited the annual financial statements and group annual financial statements set out on pages 72 to 124 for the year ended 30 September 2003. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, these financial statements fairly present, in all material respects, the financial position of the company and the group at 30 September 2003 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche

Deloitte & Touche

Registered Accountants and Auditors

Chartered Accountants (SA)

Sandton

20 November 2003

Nature of business

Nampak Limited is listed on the JSE Securities Exchange South Africa in the Business Support Services sector. It is the largest and most diversified packaging manufacturer in Africa with operations in the United Kingdom and Europe. It produces packaging products from metal, paper, plastic and glass, is a major manufacturer and distributor of tissue products, and has a significant position in the paper merchanting market. The group operates from manufacturing sites in South Africa, Kenya, Malawi, Mozambique, Namibia, Nigeria, Swaziland, Tanzania, Zambia, Zimbabwe, the United Kingdom, Belgium, France, Holland, Ireland and Italy. The group is actively engaged in the collection and recycling of all forms of used packaging.

Nampak also exports to many countries world-wide.

NamITech, a subsidiary company operating in the security sector of the IT industry, provides secure business solutions to customers in the telecommunications and financial services industries and to large corporates.

Review of operations and results

The performance of the divisions and the group's results are comprehensively reviewed on pages 22 to 39 and 80 to 130.

Investment activities

M.Y. Holdings plc acquired the total issued share capital of Gallagher Printers Limited of Ireland with effect from 17 October 2002 for a consideration of R40 million. Gallagher is a niche business specialising in cartons, leaflets and commercial printing for the healthcare industry.

Kohler Packaging Limited sold its Bubblepack business and machine in accordance with the requirements of the Competition authorities.

During the year, the group completed a number of significant transactions. In two separate transactions, Pamodzi Investment Holdings, an empowerment company, acquired a 28% stake in NamITech through its subsidiary company, Clidet No 426 (Pty) Limited ("Clidet"). As part of the combined transactions, NamITech acquired the remaining interests in Integrated Card Technology and NamITprepaidz from the respective minority shareholders in those companies in exchange for equity in NamITech. Nampak Products Limited subscribed for 12 206 redeemable preference shares in Clidet as part of the funding mechanism to assist Pamodzi to make the acquisitions and Nampak's resultant shareholding in NamITech decreased to 51.08%. Clidet has been consolidated in terms of AC412.

Subsequent to the above transactions taking place, Nampak announced that it had reached agreement to sell its 51.08% interest in NamITech to Allied Technologies Limited ("Altech") for a consideration of R329.5 million in cash, a further amount of approximately R68 million in cash for its loan and R125 million for the preference shares in Clidet. The transaction is subject to the approval of the Competition authorities. Subsequent to 30 September 2003, the Competition Commission recommended to the Competition Tribunal that the acquisition by Altech of a controlling shareholding in NamITech should not be permitted. The parties to the transaction will present their cases to the Competition Tribunal.

Following an internal restructuring, Nampak Products Limited purchased the following businesses as going concerns with effect from 1 June 2003:

- the entire business of Printpak Limited;
- the Flexible and Cartons and Labels businesses of Kohler Packaging Limited;
- the Rotoflex-Quix business of Metal Box South Africa Limited; and
- the entire business of Kohler Flexible Packaging (Pinetown) (Pty) Limited.

Disaki Cores and Tubes (Pty) Limited was incorporated on 30 July 2003 as a Black Economic Empowerment partnership. Nampak's Cores and Tubes business was sold as a going concern for a consideration of R52 million, effective from 1 September 2003, to Disaki Cores and Tubes which operates from plants situated in Johannesburg, Cape Town and Durban. Disaki employs 243 people and services approximately 150 customers throughout the country.

During the year, Redibox purchased the assets of Pica Box Manufacturers cc and the assets of Pica Box Western Cape (Pty) Limited for an aggregate purchase price R3.96 million. These businesses manufacture and market pre-erected boxes on pallets from sites in Port Elizabeth and Cape Town.

Redibox also purchased the business of B & B Distributors of George as a going concern for a total consideration of R1.58 million. The business, which trades as Redibox George, markets a range of packaging products from its premises in George, Western Cape.

Following a strategic review, the PET business in Spain and the protective clothing business in the United Kingdom were sold for a total consideration of R149.8 million and Kohler Packaging sold its 45% shareholding in Pyramid Holdings Limited for R2.4 million.

Share capital

Details of the authorised and issued share capital are given in note 11 to the financial statements.

During the year the issued ordinary share capital was increased as follows:

	Ordinary shares of 5 cents each
Issued at 30 September 2002	640 178 086
Repurchase and cancellation of shares in terms of the implementation of the odd-lot offer to shareholders	(147 313)
Shares allotted and issued to 207 odd-lot holders who elected to purchase sufficient additional shares to increase their odd-lot holdings to holdings of 100 shares	12 918
Shares allotted to employees other than directors in terms of the Nampak 1985 Share Option Scheme	527 400
Issued at 30 September 2003	640 571 091

There were no changes to the issued 6.5% and 6% preference share capitals.

Share option scheme

In terms of the Nampak 1985 Share Option Scheme ("the Option Scheme"), the participants in the Option Scheme may elect to receive loans from the Nampak 1979 Share Purchase Scheme to finance the exercise of share options.

A total of 527 400 ordinary shares were allotted during the year consequent upon the exercise of share options.

The relevant particulars of the schemes are set out below:

	Ordinary shares	
	2003	2002
Unallocated shares set aside for utilisation at the commencement of the financial year	9 557 880	17 410 580
Shares in respect of which options were granted	491 000	8 131 800
Options forfeited as a result of resignations	599 200	279 100
Available for utilisation at the end of the financial year	9 666 080	9 557 880
Status of schemes at the end of the financial year		
- **Purchase Scheme**		
Shares held for participants	453 000	1 131 700
Number of participants	36	47
Shares held by The Nampak 1979 Share Purchase Trust	57 000	57 000
- **Option Scheme**		
Shares in respect of which options are outstanding: these are exercisable over periods between 1 October 2003 and 31 January 2013 at varying option prices, the weighted average price of which is 1 124 cents:		
Directors	6 423 500	5 932 500
Other employees and retirees	11 330 400	12 457 000
Total	17 753 900	18 389 500
Number of participants	254	261

The approval of shareholders for the allotment and issue of shares in respect of options granted during the financial year ended 30 September 2003 to directors, when the options are exercised, will be sought at the forthcoming annual general meeting.

Shareholder approval will also be requested at the annual general meeting to set aside an additional 10 425 000 ordinary shares (equivalent to 8% of the new ordinary shares (130 314 486) issued to Malbak Limited shareholders in terms of the scheme of arrangement dated 8 July 2002) for purposes of the Option Scheme.

Dividends

Details of dividends dealt with in the financial statements are shown below:

Class of share	Dividend no.	Cents per share	Declaration date	Last day to trade	Payment date
6% cumulative preference	68	6.00	13/12/02	24/01/03	03/02/03
	69	6.00	19/06/03	18/07/03	28/07/03
6,5% cumulative preference	68	6.50	13/12/02	24/01/03	03/02/03
	69	6.50	19/06/03	18/07/03	28/07/03
Ordinary	69	22.5	29/05/03	27/06/03	07/07/03
	70	47.2	20/11/03	02/01/04	12/01/04

The important dates pertaining to final dividend number 70 are:

Last day to trade "cum" dividend	Friday, 2 January 2004
Shares trade "ex dividend"	Monday, 5 January 2004
Record date	Friday, 9 January 2004
Payment date	Monday, 12 January 2004

Ordinary share certificates may not be dematerialised or re-materialised between Monday, 5 January 2004 and Friday, 9 January 2004, both days inclusive.

Directors and secretary

The names of the directors and secretary are set out on pages 133 to 137 of the annual report.

Mr G E Bortolan, formerly group managing director, was appointed chief executive officer effective from 1 August 2003.

With effect from 1 October 2003, the following changes to the board have taken place:

Mr T Evans, formerly executive chairman, became non-executive chairman.

Mr N Cumming, an executive director, was appointed managing director for Nampak Africa.

Mr R P Becker, who was appointed an alternate director on 15 January 2003 with the title of finance director designate, has been appointed executive director finance in the place of Mr J W C Sayers who relinquished his role as executive director finance. Mr Sayers will remain with Nampak in a senior financial role. In terms of the articles of association of the company, confirmation of Mr Becker's appointment will be sought at the forthcoming annual general meeting.

Mr C J Miller, an alternate director of Nampak Limited and the previous chief executive officer of Kohler Packaging Limited, elected to retire on 30 September 2003.

Messrs P A de Weerdt and A D S Morais stepped down as alternate directors on 30 September 2003 in order to streamline the executive participation on the board and in line with corporate governance best practice relating to the balance between the number of executive and non-executive directors. Both Messrs de Weerdt and Morais will continue in senior positions within Nampak.

In terms of the company's articles of association:

1. Mr R P Becker, who was appointed to the board on 1 October 2003, retires and offers himself for election at the forthcoming annual general meeting;
2. Messrs M M Katz, A M Marthinusen, K M Mokoape and M L Ndlovu retire by rotation but, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

Messrs M M Katz, K M Mokoape and M L Ndlovu do not have service contracts as non-executive directors. Messrs R P Becker and A M Marthinusen have indefinite period service contracts with a six-month notice period proviso.

Interests of directors

The total direct and indirect beneficial and non-beneficial interests of the directors of Nampak Limited in the issued share capital of the company as at 30 September 2003 are shown below:

	Ordinary shares		Options to purchase ordinary shares*			
	2003	2002	2003	Option prices (cents)	Date of grant	2002
Beneficial interests						
R P Becker (Alt)**	—	—	382 800	1 280	31/01/03	—
G E Bortolan	88 800	88 800	43 400	1 500	22/05/95	43 400
			59 200	1 060	30/07/98	59 200
			60 000	745	31/08/98	60 000
			215 000	1 050	01/12/00	215 000
			400 000	1 060	14/12/01	400 000
			200 000	1 326	25/07/02	200 000
P L Campbell	141 198	165 198	50 000	1 500	22/05/95	50 000
B P Connellan	44 235	44 235	—	—	—	—
N Cumming	116 500	116 500	30 000	1 500	22/05/95	30 000
			44 400	1 060	30/07/98	44 400
			37 500	745	31/08/98	37 500
			100 000	1 050	01/12/00	100 000
			250 000	1 060	14/12/01	250 000
			80 000	1 326	25/07/02	80 000

	Ordinary shares		Options to purchase ordinary shares*			
	2003	2002	2003	Option prices (cents)	Date of grant	2002
P A de Weerdt (Alt)	25 800	50 800	26 700	1 500	22/05/95	26 700
			44 400	1 060	30/07/98	44 400
			100 000	1 050	01/12/00	100 000
			250 000	1 060	14/12/01	250 000
			30 000	1 326	25/07/02	30 000
T Evans	226 600	226 600	63 400	1 500	22/05/95	63 400
			133 200	1 060	30/07/98	133 200
			172 500	745	31/08/98	172 500
			250 000	1 050	01/12/00	250 000
			66 800	1 060	14/12/01	66 800
			433 200	1 060	23/01/02	433 200
			241 800	1 326	25/07/02	241 800
			108 200	1 280	31/01/03	—
D A Hawton	3 000	3 000	—	—	—	—
M M Katz	—	—	—	—	—	—
A S Lang	244 346	244 346	43 400	1 500	22/05/95	43 400
			59 200	1 060	30/07/98	59 200
			100 000	1 050	01/12/00	100 000
			250 000	1 060	14/12/01	250 000
			80 000	1 326	25/07/02	80 000
A M Marthinusen	91 700	91 700	36 700	1 500	22/05/95	36 700
			51 800	1 060	30/07/98	51 800
			37 500	745	31/08/98	37 500
			100 000	1 050	01/12/00	100 000
			250 000	1 060	14/12/01	250 000
			60 000	1 326	25/07/02	60 000

	Ordinary shares		Options to purchase ordinary shares*			
				Option prices	Date of grant	
	2003	2002	2003	(cents)		2002
C J Miller (Alt)	70 000	102 715	—	—	—	—
K M Mokoape	—	—	—	—	—	—
J A Monks	—	—	—	—	—	—
A D S Morais (Alt)	67 500	67 500	23 400	1 500	22/05/95	23 400
			44 400	1 060	30/07/98	44 400
			37 500	745	31/08/98	37 500
			100 000	1 050	01/12/00	100 000
			250 000	1 060	14/12/01	250 000
			30 000	1 326	25/07/02	30 000
M L Ndlovu	—	—	—	—	—	—
J W C Sayers	20 000	40 000	60 000	1 750	09/05/96	60 000
			20 200	1 060	30/07/98	20 200
			150 000	1 050	01/12/00	150 000
			250 000	1 060	14/12/01	250 000
			60 000	1 326	25/07/02	60 000
R G Tomlinson	—	—	44 400	1 060	30/07/98	44 400
			52 500	745	31/08/98	52 500
			150 000	1 050	01/12/00	150 000
			150 000	1 060	14/12/01	150 000
			60 000	1 326	25/07/02	60 000
M H Visser	—	—	—	—	—	—
R A Williams	170 997	170 997	—	—	—	—
Non-beneficial interests	16	16				

*In terms of the Option Scheme

**Appointed an alternate director on 15 January 2003 and a full director on 1 October 2003

Special resolutions

No special resolutions were passed by subsidiary companies during the year under review.

Retirement funds

Details of retirement funds are reflected in note 2 to the financial statements.

Balance sheets as at 30 September

	Notes	GROUP 2003 R million	GROUP 2002 R million	COMPANY 2003 R million	COMPANY 2002 R million
Assets					
Non-current assets					
Property, plant and equipment	5	4 255.7	5 075.8	—	—
Goodwill	6	1 153.5	1 231.4	—	—
Negative goodwill	6	(72.4)	(85.8)	—	—
Intangible assets	6	11.2	0.2	—	—
Investments	7	76.6	80.5	7.5	12.1
Investment in subsidiaries and joint ventures	8	5.9	69.9	4 136.8	3 111.4
Long-term retirement benefit surplus	2	107.1	190.4	—	—
Deferred tax assets	15	35.1	37.0	—	—
		5 572.7	6 599.4	4 144.3	3 123.5
Current assets					
Inventories	9	2 051.8	2 142.7	—	—
Trade and other receivables	10	2 843.4	3 115.6	5.1	—
Tax assets		0.3	37.9	—	0.9
Subsidiary companies			0.8	239.8	237.3
Bank balances, deposits and cash		748.5	1 613.6	0.4	0.3
		5 644.0	6 910.6	245.3	238.5
Total assets		11 216.7	13 510.0	4 389.6	3 362.0
Equity and liabilities					
Capital and reserves					
Share capital	11	33.0	33.0	33.0	33.0
Share premium	11	2 000.7	1 998.4	2 000.7	1 998.4
Non-distributable reserves	12	(294.9)	185.0	—	—
Accumulated profits	13	3 116.3	2 569.4	1 237.8	306.6
		4 855.1	4 785.8	3 271.5	2 338.0
Minority interest		92.7	100.2	—	—
Non-current liabilities					
Interest bearing debt	14	1 289.0	1 879.1	—	—
Long-term retirement benefit obligation	2	254.9	297.1	—	—
Deferred tax liabilities	15	370.1	408.5	—	—
		1 914.0	2 584.7	—	—
Current liabilities					
Trade and other payables	16	3 073.1	3 719.9	57.7	1.3
Interest bearing debt	14	768.5	1 897.3	—	—
Provisions	17	158.7	200.9	—	—
Subsidiary companies			—	1 060.3	1 022.7
Tax liabilities		354.6	221.2	0.1	—
		4 354.9	6 039.3	1 118.1	1 024.0
Total equity and liabilities		11 216.7	13 510.0	4 389.6	3 362.0

Income statements for the year ended 30 September

	Notes	GROUP 2003 R million	GROUP 2002 R million	COMPANY 2003 R million	COMPANY 2002 R million
Revenue	18	18 174.0	13 684.7	–	–
Selling expenses		307.0	270.1	–	–
Distribution costs		648.8	513.0	–	–
Raw materials		9 039.3	6 853.8	–	–
Gross profit		8 178.9	6 047.8	–	–
Employee costs		3 646.4	2 706.5	0.8	–
Depreciation and other amortisation expenses		782.1	570.4	–	–
Other operating expenses		2 063.0	1 705.5	2.6	3.0
Other operating income		114.2	191.6	–	–
Profit/(loss) before abnormal items	19	1 801.6	1 257.0	(3.4)	(3.0)
Net abnormal expenses	20	64.5	98.7	–	–
Profit/(loss) from operations		1 737.1	1 158.3	(3.4)	(3.0)
Net finance (costs)/income	21	(252.9)	(122.9)	0.1	0.1
Income from investments	22	5.7	2.6	1 347.9	321.1
Profit before tax		1 489.9	1 038.0	1 344.6	318.2
Income tax	23	566.9	352.2	6.6	0.1
Profit after tax		923.0	685.8	1 338.0	318.1
Minority interest		19.5	28.7		
Net profit for the year		903.5	657.1	1 338.0	318.1
Basic earnings per share (cents)	24	141.1	123.7		
Fully diluted earnings per share (cents)	24	140.6	122.9		
Headline earnings per share (cents)	24	145.4	140.9		
Fully diluted headline earnings per share (cents)	24	144.9	140.0		
Dividends per share (cents)	25	69.7	60.6		

Statements of changes in equity for the year ended 30 September

	GROUP		COMPANY	
	2003 R million	2002 R million	2003 R million	2002 R million
Equity at beginning of year	4 785.8	2 627.6	2 338.0	626.9
Defined benefit funds not previously recognised		(29.0)		
Changes in capital	2.3	1 673.8	2.3	1 673.8
Share capital – new issue	—	6.5	—	6.5
Share premium – share option scheme	—	3.8	—	3.8
– new issue net of odd-lot buyback	2.3	1 668.0	2.3	1 668.0
– share issue expenses	—	(4.5)	—	(4.5)
Changes in non-distributable reserves	(479.9)	136.3		
(Decrease)/increase in foreign currency translation reserve	(463.8)	136.3		
Hyperinflation capital adjustment	(16.1)	—		
Changes in accumulated profits	546.9	377.1	931.2	37.3
Net profit for the year	903.5	657.1	1 338.0	318.1
Ordinary shares - dividends	(409.4)	(282.9)	(406.7)	(280.7)
Preference shares - dividends	(0.1)	(0.1)	(0.1)	(0.1)
Negative goodwill recognised directly in equity	71.9	—		
Change in accounting policy	(19.0)	—	—	—
Goodwill reversal	—	6.2		
Subsidiaries not previously consolidated	—	(3.2)		
Equity at end of year	4 855.1	4 785.8	3 271.5	2 338.0

Cash flow statements for the year ended 30 September

	Notes	GROUP 2003 R million	GROUP 2002 R million	COMPANY 2003 R million	COMPANY 2002 R million
Cash flows from operating activities					
Cash generated from operations	29.1	2 006.9	1 766.5	82.9	528.9
Income from investments		5.7	2.6	327.1	321.1
Interest received		63.8	160.8	0.1	0.1
Interest paid		(316.7)	(283.7)	—	—
Dividends paid		(410.8)	(308.8)	(406.8)	(280.8)
Tax paid		(367.9)	(299.0)	(5.6)	(0.8)
Retirement benefit contributions		(44.1)	(14.0)	—	—
Net cash inflow/(outflow) from operating activities		936.9	1 024.4	(2.3)	568.5
Cash flows from investing activities					
Replacement capital expenditure		(441.6)	(392.7)	—	—
Expansion capital expenditure		(442.8)	(391.7)	—	—
Intangible assets acquired		(15.8)	—	—	—
Acquisition of businesses	29.2	(48.8)	(287.3)	—	—
Disposal of business	29.3	149.8	—	—	—
Increase in investment in subsidiaries				0.1	(575.6)
Proceeds on realisation of investments		54.8	15.0	—	3.2
Increase in investments		(59.8)	(42.7)	—	—
Proceeds on the sale of property, plant and equipment		176.1	160.0	—	—
Net cash (outflow)/inflow from investing activities		(628.1)	(939.4)	0.1	(572.4)
Cash flows from financing activities					
Interest bearing debt raised		1 305.0	13.6	—	—
Interest bearing debt repaid		(1 598.2)	(480.8)	—	—
Capital proceeds from issue of shares		2.3	3.8	2.3	3.8
Net cash (outflow)/inflow from financing activities		(290.9)	(463.4)	2.3	3.8
Net increase/(decrease) in cash and cash equivalents		17.9	(378.4)	0.1	(0.1)
Cash and cash equivalents at beginning of year		121.9	408.3	0.3	0.4
Translation of cash in foreign subsidiaries		(122.6)	92.0		
Cash and cash equivalents at end of year	29.4	17.2	121.9	0.4	0.3

1. Basis of preparation

These financial statements are presented in South African rand, being the currency in which the majority of the group's transactions are denominated. The financial statements have been prepared under the historic cost convention, as modified by the revaluation of certain trading assets and liabilities to fair value and certain long-term assets which have been written down to recognise permanent diminutions in value.

These financial statements have been prepared in conformity with South African Statements of Generally Accepted Accounting Practice. The principal accounting policies adopted are set out below. The principal accounting policies of the group have been applied consistently with the previous year except for the change set out in note 4.

2. Basis of consolidation

The consolidated financial statements include the assets, liabilities, results and cash flow information of the company and its subsidiaries. The results of subsidiaries, associate companies and joint ventures are included in the consolidated financial statements from the effective dates of acquisition until the effective date of disposal.

The consolidated financial statements also include the assets, liabilities, results and cash flow information of special purpose entities where it can be demonstrated that the group controls the entity. The results of special purpose entities are included in the consolidated financial statements from the date control is effected until the date such control is relinquished.

All intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated.

3. Subsidiary companies

Subsidiary companies are those companies in which the group has an interest of more than one half of the voting rights or otherwise has the power to exercise control.

The assets and liabilities of subsidiary companies are measured at their fair values at the date of acquisition. The interest of outside shareholders is stated at their proportion of the fair values of the assets and liabilities recognised.

Where necessary, adjustments are made to the financial statements of subsidiary companies to bring their accounting policies into line with those of the group.

4. Associate companies

Associate companies are those companies in which the group holds a long-term equity interest and is in a position to exercise significant influence, but not control, through participation in the financial and operating policy decisions of the investee. The results of associate companies are incorporated in the consolidated financial statements using the equity method of accounting. The carrying amount of such investments is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

4. Associate companies *(continued)*

Where the group transacts with an associate, unrealised profits and losses are eliminated to the extent of the group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

5. Joint ventures

A joint venture is a contractual arrangement whereby the group and outside parties undertake an economic activity, which is subject to joint control.

Joint venture arrangements undertaken in a separate entity are referred to as jointly controlled entities. The group reports its interests in jointly controlled entities using proportionate consolidation, in terms of which the group's share of the assets, liabilities, results and cash flow information of jointly controlled entities are included in the consolidated financial statements on a line-by-line basis.

Where the group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the group's interest in the joint venture, except where unrealised losses provide evidence of an impairment of the asset transferred.

6. Foreign entities

Assets and liabilities of foreign entities are translated into South African rand at rates ruling at the balance sheet date. Income statement items are translated at the weighted average rate of exchange for the period. Equity and goodwill are translated at the rate ruling at date of acquisition. Exchange differences arising, if any, are classified as equity and are taken directly to a foreign currency translation reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of.

Where a subsidiary reports in the currency of a hyperinflation economy, its financial statements are restated by applying the general price index pertaining to that economy before they are translated and included in the consolidated financial statements.

7. Discontinuing operations

Discontinuing operations are significant, distinguishable components of the group that have been sold or are being considered under a formal plan for disposal or discontinuance. Financial information on discontinuing operations is disclosed separately from continuing operations and comparative information is restated.

8. Foreign currencies

Assets and liabilities denominated in foreign currencies are translated at rates ruling at the balance sheet date. Transactions in foreign currencies are accounted for at the rate ruling at the date of the transaction. Profit or losses arising on exchange are included in net profit or loss for the period.

In order to hedge its exposure to certain foreign exchange risks, the group enters into derivative financial instruments. Further details are provided in the accounting policy relating to financial instruments.

9. Property, plant and equipment

Property, plant and equipment are accounted for at cost less accumulated depreciation. All direct costs, including finance costs relating to major capital projects, are capitalised up to the date of commissioning. Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect this decline in value.

Depreciation is charged so as to write off the cost or valuation of assets, other than freehold land, over their estimated useful economic lives, using the straight-line method. Depreciation is not provided in respect of freehold land.

Assets held under finance leases are depreciated over the lesser of expected useful life or the term of the lease.

The rates of depreciation used are:

Freehold buildings	30 years
Leasehold buildings	Lease term
Plant and equipment	3 to 15 years
Furniture and equipment	4 to 15 years
Motor vehicles	4 to 5 years

10. Impairment

On an annual basis the group reviews all assets, both tangible and intangible, carried on the balance sheet for impairment. Where the recoverable amount of an asset or cash generating unit is estimated to be lower than its carrying amount, its carrying amount is reduced to its recoverable amount. Impairment losses are charged against income in the period in which they are identified.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount. Such increases in carrying amount are limited to original cost. A reversal of an impairment loss is recognised in income in the period in which such reversal is identified.

11. Goodwill

Goodwill arising on consolidation represents the excess of the cost of an acquisition over the group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill is recognised as an asset and amortised on a systematic basis over its useful economic life, subject to a maximum of 20 years. The assessment of useful economic life of goodwill is based on the nature of the specific underlying business acquired.

11. Goodwill *(continued)*

Negative goodwill represents the excess of the group's interest in the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. To the extent that negative goodwill relates to expected future losses and expenses it is recognised as income in the period when the future losses and expenses occur. To the extent that negative goodwill relates to an identifiable non-monetary asset, it is recognised as income over the estimated useful economic life of that asset not exceeding 20 years, provided that where the amount of negative goodwill is in excess of the fair value of the non-monetary asset, this portion is recognised as income immediately. To the extent that negative goodwill relates to monetary assets, it is recognised as income immediately.

On disposal of a subsidiary, associate or joint venture, any unamortised goodwill, or goodwill set off against shareholders' funds, is included in the determination of the profit or loss on disposal.

The carrying amount of goodwill is reviewed annually for impairment. Any provision for permanent impairment is charged against profit for the period in which the impairment arose.

12. Intangibles

Acquired intangible assets, including trademarks, are capitalised and amortised on a straight-line basis over their estimated useful economic life, not exceeding 20 years.

13. Investments

Long-term investments, other than subsidiary, associate companies and jointly controlled entities, are stated individually at the lower of cost and their recoverable amount. Recoverable amount is determined by taking the higher of net realisable value and value in use.

14. Inventories

Inventories are stated at the lower of cost and net realisable value, after making allowance for slow moving and redundant items. Cost comprises direct materials and, where applicable, direct labour and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in, first-out method. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

15. Retirement benefits

The group operates a number of defined contribution and defined benefit funds in compliance with respective local legislation. The assets of the funds are held separately from those of the group and are administered either by trustees, which include elected employee representatives, or in some cases by independent experts.

15. Retirement benefits *(continued)*

Defined benefit funds are actuarially valued at the balance sheet date using methods appropriate to the underlying fund. Actuarial gains and losses are amortised over the expected average remaining working lives of participating employees using the corridor approach. Where any deficit is identified it is funded by the group entity concerned by way of increased future contributions or by the payment of an actuarially determined lump sum. Surpluses are only recognised where it is certain economic benefits will flow to the group. Past service costs are recognised immediately to the extent the benefits are vested, otherwise they are expensed on a straight line basis over the average period that the benefits become vested. Statutory valuations are performed at intervals of not more than three years.

Certain operations in African and European countries do not provide for retirement benefits through a formal statutory funding process. These operations provide for employee benefits in terms of their constructive obligation to do so. Such obligations are provided for in full in the year in which the obligation arises and expensed through the income statement.

Payments to defined contribution funds are expensed as incurred.

16. Post-retirement medical benefits

The group policy is not to provide post-retirement medical benefits for employees who joined the company after 1 June 1996. The obligation in respect of pensioner and future post-retirement medical benefits to persons employed before the change in policy is treated as a defined benefit.

17. Taxation

The charge for the year is based on the results for the year as adjusted for items, which are non-deductible or non-taxable. It is calculated using tax rates that have been enacted or substantially enacted by the balance sheet date.

Deferred taxation is provided for using the balance sheet liability method. A deferred tax liability is recognised for all taxable temporary differences. A deferred tax asset is recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from goodwill or from the initial recognition of other assets and liabilities, which affects neither the tax profit nor the accounting profit at the time of the transaction.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also recognised directly in equity.

18. Financial instruments

Financial assets and financial liabilities are recognised on the group's balance sheet when the group has become a party to contractual provisions of the instrument.

Trade receivables and trade payables are stated at their nominal value. Trade receivables are reduced by appropriate allowances for estimated irrecoverable amounts.

Interest bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Equity instruments are recorded at the proceeds received, net of direct issue costs.

The group uses derivative financial instruments, primarily foreign currency forward contracts and commodity futures, to hedge its risks associated with foreign currency and market fluctuations relating to certain firm commitments and forecasted transactions. The fair value of these derivatives is recorded and remeasured at each reporting date.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows relating to firm commitments and forecasted transactions are recognised directly in equity. If the hedged firm commitment or forecasted transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

19. Provisions

Provisions are raised when a present obligation exists as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions for restructuring costs are recognised when the group has a detailed formal plan for the restructuring and the group has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. Restructuring provisions only include those direct expenditures, which are necessarily entailed by the restructuring and not associated with the ongoing activities of the group.

20. Offset

Financial assets and liabilities are offset and disclosed on a net basis in the consolidated balance sheet when there is legal right to set off and there is either an intention and ability to settle on a net basis or to realise the asset and settle the liability simultaneously.

21. Revenue recognition

Sales of goods are recognised when goods are delivered or title has passed. Revenue comprises the net invoiced value of goods delivered and services rendered during the year and excludes value added tax.

Where group companies act as agents and are remunerated on a commission basis, only the commission income, not the value of business handled, is recognised as revenue.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established, except in circumstances where severe restrictions impair the ability of the underlying operation from transferring funds to the group. In these circumstances, dividends are recognised on a cash receipt basis.

22. Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Amounts due from lessees under finance leases are recorded as receivables at the amount of the group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return to the group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease.

Assets held under finance leases are recognised as assets of the group at their fair value at the date of acquisition. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of interest on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

23. Research, development and related expenditure

Research costs are recognised as an expense in the period in which they are incurred.

Expenditure on development is charged to income in the period in which it is incurred except where a clearly defined project is undertaken and it is reasonably anticipated that development costs will be recovered through future commercial activity. Such development costs are recognised as an intangible asset and amortised over the estimated useful economic life of the project from the date of commencement of the commercial operation, subject to a maximum of five years.

24. Abnormal items

Abnormal items are defined as items of income and expenditure, which do not arise from normal trading activities or are of such size, nature or incidence that their disclosure is relevant to explain the performance for the period.

25. Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in net profit or loss in the period in which they are incurred.

26. Segmental reporting

For management purposes, the group is organised into business clusters on the basis of raw material input into the packaging. These clusters are the basis on which the group reports its primary segment information. The principal activities of the clusters are as follows:

Metals and glass – manufacture of beverage cans, food cans, aerosol cans, other metal packaging and glass bottling.

Paper – manufacture of corrugated boxes, folding cartons, sacks, cores, tubes, toilet tissue and paper merchanting.

Plastics – manufacture of plastic bottles, crates and drums, checkout bags, tubs and tubes and a full range of flexible plastic products.

NamITech – secure business solutions, smart cards and cheques.

Group services – head office activities, procurement, treasury and property rental.

In addition, the businesses are grouped by geographical location. The main geographic regions identified are South Africa, rest of Africa and Europe. Geographic split is determined by location of the operating assets.

27. Comparative figures

Comparative figures have been restated to show the effect of the inclusion of retirement benefit funds not previously recognised and the effect of applying SAICA circular 7/2002 (revised March 2003) on headline earnings. Details of these changes have been included in the notes to the annual financial statements.

1. Financial risk management

Treasury risk management

The group's treasury risk is managed through two subcommittees reporting to the board of directors. The role of these committees is to decide the appropriate philosophy to be adopted within the group regarding the management of treasury risks and for considering and managing the group's existing financial market risks by adopting strategies within the guidelines set by the board of directors.

The group has adopted the Value at Risk methodology for evaluating financial market risks. The main risk areas the group is exposed to are interest rates, liquidity, currency and commodity prices.

Interest rate risk management

Interest rate risk is the possibility that the group may suffer financial loss if either a fluctuating interest rate or fixed interest rate position is entered into and interest rates move adversely. The group uses swaps, options, forward rate agreements and other standard market instruments to manage this risk. The risk profile of financial assets and liabilities at balance sheet date is detailed below:

	Floating rate liabilities	Fixed rate liabilities	Floating rate assets	Fixed rate assets	Net liability/ (asset)
	R million	R million	R million	R million	R million
South African rand	—	677.8	223.5	52.8	401.5
Pounds	677.8	578.3	364.8	—	891.3
Euros	19.6	—	84.1	—	(64.5)
US dollars	2.1	—	17.8	12.1	(27.8)
Other currencies	41.1	1.5	18.5	0.1	24.0
Total at 30 September 2003	740.6	1 257.6	708.7	65.0	1 224.5
South African rand	1 323.6	74.7	64.0	—	1 334.3
Pounds	1 516.5	1 457.4	818.7	120.6	2 034.6
Euros	132.5	—	87.5	—	45.0
US dollars	—	—	88.2	—	(88.2)
Other currencies	34.3	—	22.9	—	11.4
Total at 30 September 2002	3 006.9	1 532.1	1 081.3	120.6	3 337.1

1. **Financial risk management** *(continued)*

Liquidity risk management

Liquidity risk is the possibility that the group may suffer financial loss through liquid funds not being available or that excessive finance costs must be paid to obtain funds to meet payment requirements. The group manages this risk through forecasting and monitoring cash flow requirements on a daily basis, and by maintaining sufficient undrawn facilities. Significant liquid resources were held at the year end. The group had the following undrawn facilities available at the balance sheet date:

	South Africa	Europe	Africa	Total
	R million	R million	R million	R million
Expiry period at 30 September 2003				
One year	**1 745.0**	**34.6**	**99.0**	**1 878.6**
Two to five years	**—**	**370.1**	**—**	**370.1**
Total	**1 745.0**	**404.7**	**99.0**	**2 248.7**
Expiry period at 30 September 2002				
One year	1 023.7	82.6	137.4	1 243.7
Two to five years	100.0	1 540.3	—	1 640.3
Total	1 123.7	1 622.9	137.4	2 884.0

Currency risk management

Currency risk is the possibility that the group may suffer financial loss as a consequence of a depreciation in a measurement currency relative to a foreign currency prior to payment of a commitment in that foreign currency or of the measurement currency strengthening prior to receiving payment in that foreign currency. The group also has translation risk arising from the consolidation of foreign entities into South African rands.

The group uses swaps, options and other financial instruments, in particular forward contracts, to manage transactional currency risks. Specific translation risks are managed through the selective use of options and hedge positions. Net currency exposures and hedging positions are centrally controlled and managed for South African operations. The currency exposure of the group's European operations is centrally controlled and managed through the Isle of Man. Speculative positions are not permitted.

All imports and exports are fully covered at balance sheet date. The values of open forward contracts entered into at 30 September are:

	Average contract rate	2003 R million	2002 R million
US dollars	8.02	**231.6**	140.5
Euro	8.55	**350.1**	645.5
UK pounds	11.60	**19.8**	28.0
Other		**2.7**	13.4
Total		**604.2**	827.4

Currency conversion guide at 30 September	2003	2002
US dollars	**6.9213**	10.5490
Euro	**8.0909**	10.4224
UK pounds	**11.5654**	16.5619

1. Financial risk management *(continued)*

Commodity price risk management

Commodity price risk is the risk that the group may suffer financial loss when a fluctuating price contract obligation is entered into and commodity prices increase or when a fixed price agreement is entered into and commodity prices fall. The following open commodity positions were held at 30 September:

	2003 R million	2002 R million
Aluminium futures	127.1	81.9

The group uses derivative instruments including forward agreements and futures to hedge commodity price risk.

Credit risk management

Potential concentrations of credit risk consist principally of cash investments and trade debtors. The credit risk on liquid funds and derivative financial instruments is limited because the group's counterparties are with major banks of high standing.

Trade debtors comprise a large, widespread customer base. Ongoing credit evaluations on the financial condition of customers are performed and, where appropriate, credit guarantee insurance cover is purchased or provisions made.

The group does not consider there to be any significant concentration of credit risk which had not been insured or adequately provided for at the balance sheet date.

Fair value of financial instruments

The carrying amounts reported in the balance sheet for long-term borrowings, liquid resources, trade debtors and trade creditors approximates fair value. The following fair value liabilities have been raised on the balance sheet at year end:

	2003 R million
Interest rate swaps	1.5
Forward exchange contracts	47.0
Commodity contracts	25.0
Total	73.5

2. Retirement benefit information

2.1 Defined contribution funds

Membership and costs for each fund are as follows:

	Country	Members	Contribution costs R million
Nampak Group Pension Fund	RSA	2 269	49.4
Nampak Contributory Provident Fund	RSA	5 038	39.1
Metal Box Provident Fund	RSA	3 443	22.4
Kohler Provident Fund	RSA	749	10.0
Metal Box Namibia Pension Fund	Namibia	26	0.1
Nampak Plc Retirement Benefit Scheme	UK	161	5.4
		11 686	126.4
External funds			
External funds	Europe	837	0.6
Industry funds	RSA	2 222	11.8
		3 059	12.4
Totals		14 745	138.8

2.2 Defined benefit funds

With effect 7 December 2001 the Pension Funds Second Amendment Bill was enacted in South Africa. In terms of these amendments any surplus residing in pension funds governed by the South African Pension Funds Act of 1956 must be allocated on a fair basis to current and past members of the respective funds. At 30 September this surplus and the allocation thereof has not yet been determined. Accordingly, no surplus has been recognised by the group in respect of these funds in the current year.

	RSA	Europe	Africa	Post-retirement medical
Assumptions				
Discount rate	12.0%	6.1%	9.0%	12.0%
Consumer price inflation (long-term)	6.5%	2.5%	—	6.5%
Expected return on fund assets	12.0%	7.1%	9.0%	7.0%
Rate of compensation increase	8.5%	3.5%	—	—
Pension increases	5.0%	2.5%	3.0%	—
Membership data				
Total membership	33	3 472	50	7 747
Agreed employer contribution rate	18.2%	8.0%	—	—

2. Retirement benefit information *(continued)*

2.2 Defined benefit funds *(continued)*

	RSA R million	Europe R million	Africa R million	Post-retirement medical R million
Valuation results				
Fair value of fund assets	18.6	770.2	20.1	295.9
Present value of obligation	(18.6)	(1 131.3)	(13.9)	(549.6)
Funded status: (deficit)/surplus	—	(361.1)	6.2	(253.7)
Unrecognised net actuarial (gain)/loss	(1.4)	303.6	(1.9)	160.5
Balance at end of year	**(1.4)**	**(57.5)**	**4.3**	**(93.2)**
Comprising:				
Surpluses	—	102.8	4.3	—
Obligations	(1.4)	(160.3)	—	(93.2)
Components of net periodic benefit cost				
Current service cost	0.6	48.4	0.7	—
Interest cost	1.6	61.0	1.2	54.9
Expected return on assets	(1.6)	(50.5)	(1.4)	(27.3)
Recognised actuarial loss	—	10.4	0.1	—
Net periodic pension cost	0.6	69.3	0.6	27.6
Movements in the balance sheet				
Balance as previously reported	(0.8)	20.0	3.1	(86.8)
Funds not previously recognised	—	(42.2)	—	—
Balance at beginning of year	(0.8)	(22.2)	3.1	(86.8)
Pension cost	(0.6)	(69.3)	(0.6)	(27.6)
Employer contributions	—	22.9	—	21.2
Translation adjustment	—	11.1	1.8	—
Balance at end of year	**(1.4)**	**(57.5)**	**4.3**	**(93.2)**
Actual return on plan assets	(5.3)	(81.5)	(7.5)	83.0

2. Retirement benefit information *(continued)*

2.2 Defined benefit funds *(continued)*

The statutory actuarial valuations of the defined benefit funds are as follows:

	Valuation date	Fair value of assets R million	Present value of liabilities R million	Valuation basis
Nampak Group Pension Fund	Feb 01	20.5	18.8	AA
Nampak Plc Pension Plan	Sep 02	242.7	224.4	MFR
Nampak Plc Staff Pension Plan	Sep 02	187.4	212.8	MFR
Nampak Gent	Apr 03	4.1	6.4	LAP
Nampak Belgium	Apr 03	0.6	2.5	LAP
Nampak Belgium (Swiss Life)	Apr 03	8.1	17.3	LAP
Nampak Netherlands	Sep 03	32.4	52.1	PUC
Malbak Group of Companies Pension Fund	Aug 02	3.0	2.5	AA
M.Y. Group Pension Fund	Jul 02	378.8	377.8	MFR
Kenya Pension Fund	Dec 99	15.2	9.0	PUC

AA: attained age method MFR: minimum funding requirements PUC: project unit credit method LAP: level annual premium method

The latest actuarial valuations in respect of the defined benefit funds found them in sound financial condition. In arriving at their findings, the actuaries have taken into account reasonable long-term estimates of inflation, future increases in wages, salaries and pensions and sustainable investment returns. Funds denominated in a foreign currency have been translated at the rate ruling on balance sheet date.

The valuations listed above are not necessarily the valuations used in determining the surplus or obligation recognised on the balance sheet.

	Revenue		Operating profit		Operating margin	
	2003 R million	2002 R million	2003 R million	2002 R million	2003 %	2002 %
3. Segmental report						
3.1 Segmental report						
Metals and glass	4 483.0	3 765.9	623.3	429.8	13.9	11.4
Africa	4 483.0	3 765.9	623.3	429.8	13.9	11.4
Paper	8 373.1	5 078.4	663.5	417.7	7.9	8.2
Africa	5 490.6	4 507.2	452.1	378.5	8.2	8.4
Europe	2 882.5	571.2	211.4	39.2	7.3	6.9
Plastics	4 830.1	4 460.0	265.5	263.8	5.5	5.9
Africa	2 692.9	1 915.7	242.7	148.8	9.0	7.8
Europe	2 137.2	2 544.3	22.8	115.0	1.1	4.5
NamITech	680.0	469.7	108.9	43.6	16.0	9.3
Group services	(192.2)	(89.3)	75.9	3.4		
Africa	—	—	66.8	(2.6)		
Europe	242.2	140.9	9.1	6.0		
Intergroup eliminations	(434.4)	(230.2)				
Total	18 174.0	13 684.7	1 737.1	1 158.3	9.6	8.5
Geographical analysis						
South Africa	12 648.4	10 453.0	1 398.4	977.2	11.1	9.3
Africa	698.1	205.5	95.4	20.9	13.7	10.2
Europe	5 261.9	3 256.4	243.3	160.2	4.6	4.9
Intergroup eliminations	(434.4)	(230.2)				
Total	18 174.0	13 684.7	1 737.1	1 158.3	9.6	8.5
3.2 Reclassifications to segmental report						
Metals and glass		435.9		37.1		
Africa		435.9		37.1		
Paper		440.6		24.4		
Africa		440.6		24.4		
Plastics		(440.6)		(24.4)		
Africa		(440.6)		(24.4)		
Group services		(435.9)		(37.1)		
Africa		(429.8)		48.9		
Europe		—		(86.0)		
Intergroup eliminations		(6.1)				
Total		—		—		

Comparatives have been reclassified following a review of the nature of certain divisions dominant businesses. Details of these reclassifications are shown above.

EBITDA		Operating assets		Operating liabilities		Capital expenditure		Depreciation and amortisation	
2003 R million	2002 R million	2003 R million	2002 R million	2003 R million	2002 R million	2003 R million	2002 R million	2003 R million	2002 R million
746.6	539.4	2 123.4	1 888.8	823.9	704.0	325.0	78.0	123.3	109.6
746.6	539.4	2 123.4	1 888.8	823.9	704.0	325.0	78.0	123.3	109.6
941.4	559.1	3 922.7	5 010.7	1 833.6	1 875.7	157.6	109.1	277.9	141.4
576.2	491.1	2 252.8	2 806.8	1 025.1	1 354.5	67.1	64.2	124.1	112.6
365.2	68.0	1 669.9	2 203.9	808.5	521.2	90.5	44.9	153.8	28.8
549.7	543.7	3 567.2	3 513.3	861.5	1 233.7	180.7	382.5	284.2	279.9
354.5	226.2	1 217.7	1 425.2	442.8	437.9	72.8	103.7	111.8	77.4
195.2	317.5	2 349.5	2 088.1	418.7	795.8	107.9	278.8	172.4	202.5
155.9	66.7	402.8	455.3	104.7	355.1	20.1	52.3	47.0	23.1
125.6	19.8	309.6	763.0	(391.9)	(247.7)	201.0	162.5	49.7	16.4
105.3	10.8	(1 527.0)	(1 646.9)	(109.0)	(334.5)	200.7	161.8	38.5	13.4
20.3	9.0	1 836.6	2 409.9	(282.9)	86.8	0.3	0.7	11.2	3.0
2 519.2	1 728.7	10 325.7	11 631.1	3 231.8	3 920.8	884.4	784.4	782.1	570.4
1 820.7	1 305.6	4 085.7	4 527.9	2 176.7	2 390.3	662.9	455.7	422.3	328.4
117.8	28.6	384.0	401.3	110.8	126.7	22.8	4.3	22.4	7.7
580.7	394.5	5 856.0	6 701.9	944.3	1 403.8	198.7	324.4	337.4	234.3
2 519.2	1 728.7	10 325.7	11 631.1	3 231.8	3 920.8	884.4	784.4	782.1	570.4
	65.6		274.0		116.7		26.8		28.5
	65.6		274.0		116.7		26.8		28.5
	30.8		138.0		90.5		5.6		6.4
	30.8		138.0		90.5		5.6		6.4
	(30.8)		(138.0)		(90.5)		(5.6)		(6.4)
	(30.8)		(138.0)		(90.5)		(5.6)		(6.4)
	(65.6)		(274.0)		(116.7)		(26.8)		(28.5)
	20.4		(274.0)		(116.7)		(26.8)		(28.5)
	(86.0)		—		—		—		—
	—		—		—		—		—

	GROUP		COMPANY	
	2003 R million	2002 R million	2003 R million	2002 R million
4. Change in accounting policy				
The group has changed its accounting policy in respect of financial instruments to comply with the requirements of AC133 – Financial Instruments: Recognition and Measurement.				
The aggregate effect of the change in accounting policy on net profit for the year ended 30 September is as follows:				
Financial instruments fair value adjustment	(48.5)			
Normal tax	15.4			
	(33.1)			
The aggregate effect of the change in accounting policy on opening accumulated profit is as follows:				
Financial instruments transitional adjustment	(25.0)			
Normal tax	6.0			
	(19.0)			

	Freehold land and buildings R million	Leasehold buildings R million	Plant, equipment and vehicles R million	Capitalised leased plant and vehicles R million	Total R million
5. Property, plant and equipment					
2003					
Cost					
Balance at beginning of year	1 664.0	169.4	9 141.9	44.5	11 019.8
Additions	26.8	5.1	852.5	—	884.4
Acquisition of business	43.0	24.1	176.5	—	243.6
Disposals	122.7	1.6	432.8	—	557.1
Disposal of business	12.6	—	233.8	—	246.4
Impairment loss	6.2	1.7	4.4	—	12.3
Translation differences, hyperinflation and other movements	(332.7)	(45.3)	(1 266.8)	(43.8)	(1 688.6)
Balance at end of year	1 259.6	150.0	8 233.1	0.7	9 643.4
Depreciation					
Balance at beginning of year	622.9	54.1	5 242.0	25.0	5 944.0
Acquisition of business	0.1	—	80.8	—	80.9
Charge for the year	25.1	4.4	685.9	—	715.4
Depreciation on disposal	38.0	1.4	345.3	—	384.7
Disposal of business	4.8	—	102.0	—	106.8
Translation differences, hyperinflation and other movements	(102.7)	(6.7)	(727.4)	(24.3)	(861.1)
Balance at end of year	502.6	50.4	4 834.0	0.7	5 387.7
Net book value at 30 September 2003	**757.0**	**99.6**	**3 399.1**	**—**	**4 255.7**
Net book value at 30 September 2002	1 041.1	115.3	3 899.9	19.5	5 075.8

The open market value of the group's freehold land and buildings, as determined by The Property Partnership at 30 September 2003 totalled R1 183 million (2002: R1 568 million). A schedule of the group's properties is available to users of the financial statements on receipt of a written request. The insured value of the plant, equipment and vehicles at 30 September 2003 was R22 308.7 million (2002: R21 550.6 million).

Refer to note 14 for details of property, plant and equipment encumbered.

	Goodwill R million	Negative goodwill R million	Other R million	Total R million
6. Intangible assets				
2003				
Cost				
Balance at beginning of year	1 275.8	(215.4)	18.4	1 078.8
Additions	—	—	15.8	15.8
Acquisition of business	17.6	(3.6)	—	14.0
Translation differences and other movements	(35.6)	8.6	0.3	(26.7)
Balance at end of year	1 257.8	(210.4)	34.5	1 081.9
Amortisation				
Balance at beginning of year	44.4	(129.6)	18.2	(67.0)
Charge for the year	69.9	(8.6)	5.4	66.7
Translation differences and other movements	(10.0)	0.2	(0.3)	(10.1)
Balance at end of year	104.3	(138.0)	23.3	(10.4)
Carrying value at 30 September 2003	**1 153.5**	**(72.4)**	**11.2**	**1 092.3**
Carrying value at 30 September 2002	1 231.4	(85.8)	0.2	1 145.8

	GROUP		COMPANY	
	2003 R million	2002 R million	2003 R million	2002 R million
7. Investments				
(Refer to Annexure B for details)				
Unlisted shares at cost less amounts written off	19.7	17.9	—	—
Directors' valuation	19.7	17.9	—	—
Loans				
- Nampak 1979 Share Purchase Trust	6.1	11.4	5.3	10.9
- *Loan to minority shareholder*	14.9	—	—	—
- Other	2.2	1.2	2.2	1.2
Total loans	23.2	12.6	7.5	12.1
Endowment policy	—	50.0	—	—
Risk fund	33.7	—	—	—
Total	76.6	80.5	7.5	12.1

	GROUP		COMPANY	
	2003 R million	2002 R million	2003 R million	2002 R million
8. Investment in subsidiaries and joint ventures				
(Refer to Annexure A for details)				
Interest in subsidiaries	**6.0**	156.7		
Impairment losses	**(0.1)**	(86.0)		
Interest in subsidiaries and joint ventures			**3 316.1**	2 325.8
Net amount due to/(due by) subsidiaries and joint ventures	**—**	(0.8)	**820.7**	785.6
Shares at cost less amounts written off/impaired	**5.9**	69.9	**4 136.8**	3 111.4
Nampak's share of joint ventures				
Income	**269.9**	165.9		
Expenses	**272.8**	159.5		
Total assets	**159.7**	93.5		
Total liabilities	**93.8**	57.2		
9. Inventories				
Raw materials	**595.1**	610.8	**—**	—
Work in progress	**189.8**	189.9	**—**	—
Finished goods	**807.8**	879.2	**—**	—
Consumables	**459.1**	462.8	**—**	—
Total	**2 051.8**	2 142.7	**—**	—
10. Trade and other receivables				
Trade receivables	**2 394.9**	2 750.6	**—**	—
Prepayments	**181.2**	154.9	**—**	—
Other	**267.3**	210.1	**5.1**	—
Total	**2 843.4**	3 115.6	**5.1**	—

	GROUP		COMPANY	
	2003 R million	2002 R million	2003 R million	2002 R million
11. Capital				
Share capital				
Authorised:				
700 000 000 (2002: 700 000 000) ordinary shares of 5 cents each	35.0	35.0	35.0	35.0
100 000 6.5% cumulative preference shares of R2 each	0.2	0.2	0.2	0.2
400 000 6% cumulative preference shares of R2 each	0.8	0.8	0.8	0.8
Total	36.0	36.0	36.0	36.0
Issued:				
640 571 091 (2002: 640 178 086) ordinary shares of 5 cents each	32.0	32.0	32.0	32.0
100 000 6.5% cumulative preference shares of R2 each	0.2	0.2	0.2	0.2
400 000 6% cumulative preference shares of R2 each	0.8	0.8	0.8	0.8
Total	33.0	33.0	33.0	33.0
27 419 980 ordinary shares (2002: 27 947 380) have been set aside for employees' share schemes. The balance of unissued shares of 32 008 929 (2002: 31 874 534) have been placed at the disposal of the directors until the next annual general meeting.				
Share premium				
Balance at beginning of year	1 998.4	331.1	1 998.4	331.1
Movement in share premium	2.3	1 667.3	2.3	1 667.3
Balance at end of year	2 000.7	1 998.4	2 000.7	1 998.4
Total	2 033.7	2 031.4	2 033.7	2 031.4
12. *Non-distributable reserves*				
Balance at beginning of year	185.0	48.7	—	—
Movements in non-distributable reserves	(479.9)	136.3	—	—
Balance at end of year	(294.9)	185.0	—	—
Comprising:				
Hyperinflation capital adjustment	(16.1)	—	—	—
Foreign currency translation reserve	(279.0)	184.8	—	—
Other	0.2	0.2	—	—
Total	(294.9)	185.0	—	—

	GROUP		COMPANY	
	2003 R million	2002 R million	**2003 R million**	2002 R million
13. Accumulated profits				
Balance as previously reported	**2 569.4**	2 221.3	**306.6**	269.3
Defined benefit funds not previously recognised	**—**	(29.0)	**—**	—
Balance at beginning of year	**2 569.4**	2 192.3	**306.6**	269.3
Changes in accumulated profits	**546.9**	377.1	**931.2**	37.3
Balance at end of year	**3 116.3**	2 569.4	**1 237.8**	306.6
During the year certain defined benefit funds were identified that were not recognised on adopting AC116 - Employee Benefits in the previous year. The effect on the prior and current year income statements is immaterial. The effect of recognising these funds on the prior year balance sheet is as follows:				
Balance as previously stated		2 221.3		
Defined benefit funds not previously recognised		(42.2)		
Deferred tax		12.7		
Minority interest		0.5		
Accumulated profit as restated		2 192.3		

			GROUP		COMPANY	
			2003 R million	2002 R million	2003 R million	2002 R million
14. Interest bearing debt						
	Redeemable/ repayable	**Year end interest rates**				
Secured loans*						
- other	2004 / 2006	11.5% to 18.00%	7.5	0.2	—	—
- foreign	2004 / 2012	4.60%	1 270.4	1 082.2	—	—
Unsecured loans						
- other	2004 / 2010	13.5% to 16.03%	41.7	88.0	—	—
- foreign	2004 / 2008	3% to 6.5%	6.6	1 114.3	—	—
			1 326.2	2 284.7	—	—
Less: instalments due for repayment within one year, reflected as short-term loans			37.2	405.6	—	—
Net long-term			1 289.0	1 879.1	—	—
*Interest bearing debt is secured by the following assets:						
R28.8 million debt is secured by the encumbrance of immovable properties, plant and equipment having a book value of R79.9 million (2002: R22.5 million).						
R1 249.1 million debt is secured by a guarantee issued by Nampak Holdings (UK) Plc (NHUK) and its subsidiaries. The facility is subject to covenants relating to interest cover, gearing and liquidity of the NHUK group.						
Short-term and current						
Current portion of long-term loans			37.2	405.6	—	—
Amounts due to bankers			731.3	1 491.7	—	—
Total short-term and current			768.5	1 897.3	—	—
Total interest bearing debt			2 057.5	3 776.4	—	—

Summary of liabilities by year of redemption or payment		*Total	Rand	Foreign currency
Total owing	2003	1 326.2	49.2	1 277.0
Repayable during the year ending 30 September	2004	37.2	31.3	5.9
	2005	7.1	2.4	4.7
	2006	1 254.2	0.8	1 253.4
	2007	3.0	—	3.0
	2008 onwards	24.7	14.7	10.0

Group liabilities including redemptions and repayments within one year

	GROUP		COMPANY	
	2003 R million	2002 R million	2003 R million	2002 R million
15. Deferred tax				
Accelerated wear and tear for tax purposes on plant and equipment and trademarks	491.0	492.9	—	—
Provisions and prepayments	(149.1)	(100.5)	—	—
Hyperinflation adjustment	17.5	—	—	—
Other	0.8	3.2	—	—
Estimated tax losses	(25.2)	(24.1)	—	—
Net deferred tax liability	335.0	371.5	—	—
Reconciliation between deferred tax opening and closing balance:				
Deferred tax liability as previously reported	371.5	331.6	—	—
Defined benefit funds not previously recognised	—	(12.7)	—	—
Deferred tax liability at beginning of year	371.5	318.9	—	—
Utilisation of tax losses	—	(0.2)	—	—
Hyperinflation adjustment	17.5	—	—	—
Originating temporary differences on acquisition of businesses	36.6	41.2	—	—
Net temporary differences on plant, equipment and other	(90.6)	11.6	—	—
Net deferred tax liability at end of year	335.0	371.5	—	—
Analysed between:				
Deferred tax assets	(35.1)	(37.0)	—	—
Deferred tax liabilities	370.1	408.5	—	—
Net deferred tax liability at end of year	335.0	371.5	—	—
16. Trade and other payables				
Trade payables	1 742.5	2 237.5	—	—
Accruals	962.9	706.5	1.6	0.1
Other	294.2	775.9	56.1	1.2
Financial instruments fair value	73.5	—	—	—
Total	3 073.1	3 719.9	57.7	1.3

	Unbundling R million	Restructuring R million	Rebates R million	Customer claims R million	Other R million	Total R million
17. Provisions						
Opening balance	43.8	126.0	4.5	10.4	16.2	200.9
Additions	—	0.5	23.5	12.5	1.0	37.5
Usage	—	(18.1)	(9.2)	(2.3)	(4.4)	(34.0)
Reversals	—	(38.9)	(5.8)	(1.0)	—	(45.7)
Closing balance at 30 September 2003	43.8	69.5	13.0	19.6	12.8	158.7

	GROUP		COMPANY	
	2003 R million	2002 R million	2003 R million	2002 R million
18. Revenue				
(Inter-group transactions and VAT are excluded)				
Net invoiced sales	18 174.0	13 684.7	—	—
Comprising:				
Continuing operations	17 494.0	13 215.0	—	—
Discontinuing operations	680.0	469.7	—	—

	GROUP		COMPANY	
	2003 R million	2002 R million	**2003 R million**	2002 R million
19. Profit/(loss) before abnormal items is stated after taking account of the following items:				
19.1 Auditors' remuneration				
Audit fees	**18.5**	13.5	**—**	—
Expenses	**0.8**	0.8	**—**	—
Tax services	**4.7**	1.8	**—**	—
Other services	**2.0**	1.9	**—**	—
Total	**26.0**	18.0	**—**	—
Comprising:				
Continuing operations	**24.4**	16.7	**—**	—
Discontinuing operations	**1.6**	1.3	**—**	—
The following amounts paid to auditors were capitalised during the year:				
ERP support	**47.6**	21.1	**—**	—
Consulting - interest bearing debt	**0.9**	—	**—**	—
Acquisition support	**—**	4.4	**—**	—
Total	**48.5**	25.5	**—**	—
Comprising:				
Continuing operations	**48.5**	25.5	**—**	—
Discontinuing operations	**—**	—	**—**	—
19.2 Depreciation and amortisation				
Freehold, specialised and leasehold buildings	**29.5**	20.1	**—**	—
Plant, equipment and vehicles	**685.9**	536.4	**—**	—
Intangible assets	**66.7**	13.9	**—**	—
Total	**782.1**	570.4	**—**	—
Comprising:				
Continuing operations	**735.1**	547.3	**—**	—
Discontinuing operations	**47.0**	23.1	**—**	—
19.3 Administration and technical fees	**34.6**	44.8	**—**	—
Comprising:				
Continuing operations	**32.7**	39.6	**—**	—
Discontinuing operations	**1.9**	5.2	**—**	—

	GROUP 2003 R million	GROUP 2002 R million	COMPANY 2003 R million	COMPANY 2002 R million
19. Profit/(loss) before abnormal items *(continued)*				
19.4 Rentals in respect of operating leases				
Property	110.1	75.3	–	–
Plant, equipment and vehicles	14.7	7.8	–	–
Total	124.8	83.1	–	–
Comprising:				
Continuing operations	117.0	77.3	–	–
Discontinuing operations	7.8	5.8	–	–
19.5 Research and development costs expensed				
Research and development expenditure	6.1	5.5	–	–
Technology, royalty and associated costs	–	0.2	–	–
Total	6.1	5.7	–	–
Comprising:				
Continuing operations	5.6	5.1	–	–
Discontinuing operations	0.5	0.6	–	–
19.6 Net (loss)/profit on disposal of plant and equipment	(9.8)	1.9	–	–
Comprising:				
Continuing operations	(9.7)	2.2	–	–
Discontinuing operations	(0.1)	(0.3)	–	–
19.7 Net (loss)/profit on foreign exchange	(65.9)	17.6	–	–
Comprising:				
Continuing operations	(65.9)	11.4	–	–
Discontinuing operations	–	6.2	–	–

	GROUP		COMPANY	
	2003 R million	2002 R million	**2003 R million**	2002 R million
19. Profit/(loss) before abnormal items *(continued)*				
19.8 Directors' emoluments				
Executive directors				
For managerial services			**49.1**	26.2
Retirement fund contributions for managerial services			**4.9**	1.8
Total (a)			**54.0**	28.0
Non-executive directors				
For services as directors			**0.9**	0.5
For managerial services			**0.9**	0.7
Total (b)			**1.8**	1.2
Paid by:				
Company			**—**	—
Subsidiary companies			**55.8**	29.2
Total (a) + (b)			**55.8**	29.2
Gains made under the share schemes			**0.3**	3.3
20. Net abnormal expenses				
Retrenchment costs	**48.1**	15.8	**—**	—
Restructuring costs	**10.9**	36.2	**—**	—
Impairment losses	**10.0**	86.0	**—**	—
Net profit on disposal of property	**(13.6)**	(44.7)	**—**	—
Net loss on disposal of businesses	**0.9**	0.9	**—**	—
Loss on re-organisation of debt	**7.8**	4.5	**—**	—
Net monetary adjustment - hyperinflation	**5.4**	—	**—**	—
Financial instruments fair value adjustment	**48.5**	—	**—**	—
FEC costs on plant and equipment	**21.1**	—	**—**	—
Capital equipment damage profit	**(74.6)**	—	**—**	—
Total	**64.5**	98.7	**—**	—
Comprising:				
Continuing operations	**63.6**	97.8	**—**	—
Discontinuing operations	**0.9**	0.9	**—**	—

	GROUP		COMPANY	
	2003 R million	2002 R million	2003 R million	2002 R million
21. Net finance (costs)/income				
Gross interest paid - to bankers	(253.0)	(150.7)	—	—
Gross interest paid - for loans	(90.9)	(113.4)	—	—
Gross interest paid - other	(23.8)	(24.3)	—	—
Deduct: interest capitalised	28.2	4.7	—	—
Deduct: interest received - from bankers	70.5	137.7	0.1	0.1
Deduct: interest received - other	16.1	23.1	—	—
Total	(252.9)	(122.9)	0.1	0.1
Comprising:				
Continuing operations	(239.6)	(110.6)	—	—
Discontinuing operations	(13.3)	(12.3)	—	—
22. Income from investments				
Normal dividends	5.7	2.6	322.9	322.4
Group restructuring dividend			1 020.8	—
Interest received from/(paid to) subsidiaries			1.2	(4.2)
Fees			3.0	2.7
Interest received from other investments			—	0.2
Total	5.7	2.6	1 347.9	321.1
Sources:				
- South African	—	—	1 347.9	321.1
- foreign	5.7	2.6	—	—
Comprising:				
Continuing operations	5.7	2.6	—	—
Discontinuing operations	—	—	—	—

		GROUP		COMPANY	
		2003 R million	2002 R million	2003 R million	2002 R million
23. Income tax					
Current tax					
– current year		506.7	310.8	1.1	0.2
– prior year		8.7	20.2	0.9	(0.1)
– capital gains tax		1.1	—	—	—
– hyperinflation adjustment		(2.7)	—	—	—
Deferred tax					
– current year		(10.4)	(1.0)	—	—
– prior year		(5.0)	(13.6)	—	—
– hyperinflation adjustment		17.5	—	—	—
Secondary tax on companies		48.3	28.2	4.6	—
Withholding and foreign tax		2.7	7.6	—	—
Total		566.9	352.2	6.6	0.1
Comprising:					
Continuing operations		533.1	340.4	—	—
Discontinuing operations		33.8	11.8	—	—
Reconciliation of rate of tax					
Effective group rate of tax	%	38.1	33.9		
Reduction in tax charge due to:					
– other exempt income (including capital profits)	%	1.1	1.8		
– utilisation of deferred tax asset not previously recognised	%	0.4	0.3		
– foreign tax rate differential	%	0.4	(1.5)		
– prior tax losses utilised	%	0.2	2.2		
Increase in tax charge due to:					
– adjustment for prior year	%	(0.2)	(0.6)		
– tax losses arising in subsidiaries	%		(0.6)		
– hyperinflation adjustment	%	(0.5)	—		
– withholding taxes	%	(0.2)	—		
– disallowable expenses	%	(4.7)	(2.7)		
– goodwill amortised	%	(1.3)	—		
– capital gains tax	%	(0.1)	—		
– secondary tax on companies	%	(3.2)	(2.8)		
Normal tax rate	%	30.0	30.0		
Estimated tax losses of certain subsidiaries and joint ventures available for set-off against future taxable income		161.8	201.7		

	GROUP		COMPANY	
	2003 R million	2002 R million	2003 R million	2002 R million
24. Basic, fully diluted and headline earnings per ordinary share				
The calculation of basic earnings per ordinary share is based on earnings of R903.4 million (2002: R657.0 million) and the weighted average of 640 443 614 (2002: 531 236 864) ordinary shares in issue during the year.				
The calculation of fully diluted earnings per ordinary share is based on earnings of R903.4 million (2002: R657.0 million) and the weighted average of 642 680 601 (2002: 534 616 873) ordinary shares in issue during the year.				
Determination of basic earnings and net profit				
Net profit per income statement	903.5	657.1		
Less: Preference dividend	0.1	0.1		
Basic earnings	903.4	657.0		
The calculation of headline earnings per ordinary share is based on earnings of R931.3 million (2002: R748.4 million) and the weighted average number of ordinary shares in issue throughout the year.				
Determination of headline earnings				
Net profit per income statement	903.5	657.1		
Adjusted for:				
Impairment losses	9.9	86.0		
Goodwill amortised	61.3	13.9		
Capital restructuring costs	7.9	29.0		
Net loss on disposal of businesses	0.9	—		
Profit on sale of property, plant and equipment	(3.8)	(46.6)		
Capital equipment damage profit	(74.6)	—		
Loss on re-organisation of debt	7.8	4.5		
Tax effects	18.4	4.5		
Headline earnings	931.3	748.4		
Reconciliation of headline earnings				
Headline earnings as previously stated		736.2		
Revised SAICA circular 7/2002 adjustments: Provision for retrenchments		12.2		
Headline earnings as restated		748.4		

	GROUP		COMPANY	
	2003 R million	2002 R million	2003 R million	2002 R million
25. Dividends per share				
The final dividend declared for the current year of 47.2 cents per share has not been provided for in the annual financial statements in terms of AC130 – Provisions, Contingent Liabilities and Contingent Assets.				
26. Operating lease commitments				
The group has certain lease commitments in respect of land and buildings, plant, equipment and vehicles, which are payable as follows:				
Year ending 30 September				
2003		100.3	–	–
2004	103.1	87.7	–	–
2005	88.8	78.2	–	–
2006	74.8	68.1	–	–
2007	65.0	257.4	–	–
2008 and beyond	182.9	–	–	–
Total	514.6	591.7	–	–
Comprising:				
Land and buildings	427.9	508.3	–	–
Vehicles	45.9	35.4	–	–
Other	40.8	48.0	–	–
	514.6	591.7	–	–

	GROUP		COMPANY	
	2003 R million	2002 R million	2003 R million	2002 R million
27. Contingent liabilities				
Guarantees in respect of housing loans	1.3	1.5	–	–
Guarantees in respect of property leases	17.2	19.0	–	–
Customer claims and other	1.8	1.4	–	–
Kimberly-Clark Southern Africa (Pty) Limited ("K.C.")	126.0	126.0	–	–
Total	146.3	147.9	–	–

Kimberly-Clark Southern Africa (Pty) Limited ("K.C.")

On 1 April 1999, Malbak Limited, a subsidiary of Nampak Limited, sold its effective 50% shareholding in K.C. to The Lion Match Company Limited ("Lion Match"). Lion Match in turn sold its shareholding to Fasic Africa (Pty) Limited (Fasic). Fasic has an irrevocable put option, subject to the same terms and conditions as the original sale, to sell to Malbak Limited the shares acquired during the first five years of ownership should Kimberly-Clark Corporation USA sell its interests in K.C. and exit from South Africa. Conditions governing such an exit by Kimberly-Clark Corporation exclude conduct or omission on part of the partners and any changing political environment in South Africa. The directors have assessed the financial performance of K.C. and are satisfied that an exercise of the put option is remote. This put option expires on 31 March 2004.

	GROUP 2003 R million	GROUP 2002 R million	COMPANY 2003 R million	COMPANY 2002 R million
28. Capital commitments				
Property, plant and equipment - contracted	222.2	174.2	–	–
- approved	236.8	365.9	–	–
Total	459.0	540.1	–	–

The expenditure, which will become payable in the following year, will be financed from group resources and, if required, additional borrowings.

	GROUP		COMPANY	
	2003 R million	2002 R million	**2003 R million**	2002 R million
29. Notes to the cash flow statements				
29.1 Reconciliation of profit before taxation to cash generated from operations				
Profit before taxation	**1 489.9**	1 038.0	**1 344.6**	318.2
Adjustment for:				
Depreciation and amortisation	**782.1**	570.4	**—**	—
Net profit on disposal of businesses, property, plant and equipment	**(2.9)**	(46.6)	**—**	—
Loss on re-organisation of debt	**7.8**	4.5	**—**	—
Income from investments	**(5.7)**	(2.6)	**(1 347.9)**	(321.1)
Net periodic pension cost	**98.1**	60.4	**—**	—
Impairment losses	**10.0**	86.0	**—**	—
Net finance costs/(income)	**252.9**	122.9	**(0.1)**	(0.1)
Operating profit/(loss) before working capital changes	**2 632.2**	1 833.0	**(3.4)**	(3.0)
Increase in inventories	**(98.4)**	(207.2)	**—**	—
Increase in trade and other receivables	**(109.4)**	(144.0)	**(5.1)**	—
(Decrease)/increase in trade and other payables	**(417.5)**	284.7	**56.2**	0.3
Movement in intergroup accounts			**35.2**	531.6
Cash generated from operations	**2 006.9**	1 766.5	**82.9**	528.9

	GROUP		COMPANY	
	2003 R million	2002 R million	2003 R million	2002 R million
29. Notes to the cash flow statements *(continued)*				
29.2 Acquisition of businesses				
With effect 1 October 2002 the group consolidated its Zimbabwe operations. These have been treated as acquisitions and comprise 100% CarnaudMetalbox Zimbabwe (Pvt) Limited, 100% Crown Cork Co (1958) (Pvt) Limited, 39.3% Hunyani Holdings Limited, 100% Mega Plastics Zimbabwe (Pvt) Limited, 49% Megapak Zimbabwe (Pvt) Limited and 70% Nampak Polyfoil Zimbabwe (Pvt) Limited.				
With effect 1 October 2002 the group acquired the entire share capital of Crown Cork Co Zambia Limited.				
With effect 17 October 2002 the group acquired the entire share capital of Gallagher Printers Limited.				
The fair value of assets acquired and liabilities assumed at those dates are as follows:				
Non-current assets	162.7	1 655.2		
Non-current liabilities	(64.5)	(1 366.2)		
Net working capital	64.7	977.7		
Minority interest	(2.9)	144.6		
	160.0	1 411.3		
Goodwill arising on acquisition	14.0	1 210.0		
Discount on acquisition of businesses	(71.9)	(16.4)		
Less: investments in subsidiaries now consolidated	(58.0)	—		
Total purchase consideration	44.1	2 604.9		
Overdraft/(cash) acquired	4.7	(647.6)		
Less: share capital issued	—	(1 670.0)		
	48.8	287.3		

	GROUP		COMPANY	
	2003 R million	2002 R million	**2003 R million**	2002 R million
29. Notes to the cash flow statements *(continued)*				
29.3 Disposal of businesses				
During the year the group disposed of its interests in Nampak Envases Alimentarios and Plysu Protection Systems Limited. The fair value of assets and liabilities disposed of are as follows:				
Non-current assets	**139.6**	—		
Non-current liabilities	**(0.4)**	—		
Net working capital	**51.3**	—		
Minority interest	**(1.3)**	—		
	189.2	—		
Loss on disposal of businesses	**(34.0)**	—		
Total sales consideration	**155.2**	—		
Less: cash disposed	**5.4**	—		
	149.8	—		
29.4 Cash and cash equivalents				
Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:				
Bank balances, deposits and cash	**748.5**	1 613.6	**0.4**	0.3
Interest bearing borrowings – amounts due to bankers (note 14)	**(731.3)**	(1 491.7)	**—**	—
	17.2	121.9	**0.4**	0.3

30. Discontinuing operations

On 7 May 2003, Nampak Products Limited, a wholly owned subsidiary of Nampak, reached agreement in principle, subject to certain conditions precedent, to sell its 51.08% shareholding in NamITech, to Allied Technologies Limited ("Altech").

NamITech is a leading technology security solutions company, which provides end-to-end solutions to the corporate, telecommunications, financial services and gaming markets in South Africa and Africa.

Whilst NamITech has experienced significant growth under Nampak's control, NamITech is not regarded as a core strategic business to Nampak. The transaction presents Nampak with an opportunity to unlock value from its shareholding in NamITech.

The effective date for the transaction will be the first day of the month following the fulfilment of the conditions precedent. These conditions are expected to be fulfilled within the first half of the 2004 financial year. The agreed proceeds on conclusion of the transaction is R522.5 million.

The results of NamITech, which have been included in the consolidated financial statements for the year ended 30 September 2003, are as follows:

	GROUP		COMPANY	
	2003 R million	2002 R million	2003 R million	2002 R million
30. Discontinuing operations *(continued)*				
30.1 Income statement				
Revenue	680.0	469.7		
Selling (recoveries)/expenses	(0.5)	5.9		
Distribution costs	16.8	19.3		
Raw materials	282.8	206.2		
Gross profit	380.9	238.3		
Employee costs	142.9	119.1		
Depreciation and other amortisation expenses	47.0	23.1		
Other operating expenses	81.6	59.2		
Other operating income	0.4	7.6		
Profit before abnormal items	109.8	44.5		
Net abnormal expenses	0.9	0.9		
Profit from operations	108.9	43.6		
Net finance costs	13.3	12.3		
Profit before tax	95.6	31.3		
Income tax	33.8	11.8		
Profit after tax	61.8	19.5		
Minority interest	5.1	5.7		
Net profit for the year	56.7	13.8		
30.2 Abridged balance sheet				
Non-current assets	250.8	233.1		
Current assets	188.1	345.1		
Total assets	438.9	578.2		
Capital and reserves	306.3	173.5		
Minority interests	—	38.4		
Non-current liabilities	4.1	0.1		
Current liabilities	128.5	366.2		
Total liabilities	438.9	578.2		
30.3 Cash flow information				
During the year, NamITech contributed R102.4 million (2002: R47.3 million) to the group's net operating cash flows, paid R102.6 million (2002: R90.8 million) in respect of investing activities and received R79.2 million (2002: R nil) in respect of financing activities.				

	GROUP		COMPANY	
	2003 R million	2002 R million	**2003 R million**	2002 R million
31. Zimbabwe operations				
During the 2001 financial year, the decision was taken not to consolidate subsidiaries operating in Zimbabwe in terms of AC132 – Consolidated Financial Statements and Accounting for Investments in Subsidiaries as there was evidence then, that the subsidiaries would not be able to transfer funds to Nampak. This restriction resulted from the exchange control regulations imposed by the Zimbabwe government and was expected to be a long-term restriction.				
Based on the actual achieved transfers of funds by the Zimbabwe subsidiaries to Nampak during the period to 30 September 2003, the directors believe it to be appropriate that the subsidiaries be consolidated. Accordingly, the financial statements include the results of the subsidiaries in Zimbabwe from 1 October 2002.				
As the existence of restrictions on the subsidiaries was assessed during the 2002 financial year, and the decision taken then was that the consolidation of Zimbabwe operations was not appropriate, comparative information has not been restated.				
32. Subsequent events				
The conditions precedent for the sale of NamITech were not concluded at the year-end and have been dealt with comprehensively in Note 30 – Discontinuing operations.				

Interest in subsidiaries and joint ventures

Annexure A

	Type (see note below)	Country of incorporation	Issued share capital	Effective percentage holding 2003 %	Effective percentage holding 2002 %	Interest of holding company: Shares at book value 2003 Rm	Shares at book value 2002 Rm	Indebtedness 2003 Rm	Indebtedness 2002 Rm
1. Subsidiaries (consolidated)									
Amalgamated Packaging Industries (Pty) Ltd	I	RSA	R2 834 224	100%	100%				
BlowMocan Holdings Ltd	I	UK	£101	100%	100%				
Buduff Incorporated Ltd	I	Isle of Man	£182 682	100%	100%				
CarnaudMetalbox Kenya Ltd	O	Kenya	KES 40 280 010	100%	100%				
CarnaudMetalbox Nigeria Plc	O/L	Nigeria	NGN 107 044 183	57%	57%				
CarnaudMetalbox Tanzania Ltd	O	Tanzania	TZS 304 638 620	100%	100%				
CarnaudMetalbox Zimbabwe Ltd	O	Zimbabwe	ZWD 19 799 000	100%	100%				
Cartonagens de Mocambique LDA	O	Mocambique	MZM 20 000 000	55%	55%				
Consolidated Corrugated Containers (Pty) Ltd	O	RSA	R600 000	100%	100%	6.4	6.4	8.4	8.4
Crown Cork Co (1958) (Pvt) Ltd	O	Zimbabwe	ZWD 1 421 000	100%	100%				
Crown Cork Co (East Africa) Ltd	O	Kenya	KES 11 999 700	100%	100%				
Crown Cork Co Zambia Ltd	O	Zambia	ZMK 194 285 714	100%	—				
Disaki Cores and Tubes (Pty) Ltd	O	RSA	R1 100	70%	—				
Embalagens de Mocambique (Metal Box) SARL	O	Mocambique	MZM 20 000 000	100%	100%				
Gallagher Printers Ltd	O	Ireland	€20 000	100%	—				
Great White Acquisitions Ltd	I	Mauritius	US$ 3 846 494	100%	100%	52.5	52.5	—	—
Imperama NV	O	Netherlands	€793 000	100%	100%				
Integrated Card Technology (Pty) Ltd	O	RSA	R400	79%	65%				
International Cartons & Packaging Ltd	O	Zambia	ZMK 77 526 000	100%	100%				
Kohler Digiflex (Pty) Ltd	O	RSA	R100	100%	100%				
Kohler Ltd	I	RSA	R493 718 514	100%	100%				
Kohler Packaging Ltd	O	RSA	R3 198 495	100%	100%				
Malbak Ltd	I	RSA	R589 321 657	100%	100%	1 846.4	1 983.6	1.0	—
Mega Plastics Zimbabwe (Pvt) Ltd	I	Zimbabwe	ZWD 2	100%	100%				
Metal Box Namibia (Pty) Ltd	O	Namibia	N$ 1	100%	100%				
Metal Box South Africa Ltd	O	RSA	R68 153 240	100%	100%	421.9	367.2	134.6	134.8
M.Y. Cartons BV	O	Netherlands	€14 609	100%	100%				
M.Y. Cartons Europe BV	I	Netherlands	€22 700	100%	100%				
M.Y. Cartons Ltd (UK)	O	UK	£5 509 000	100%	100%				
M.Y. Healthcare Italy SRL	O	Italy	€500 000	100%	100%				
M.Y. Healthcare Packaging Ltd	O	UK	£2	100%	100%				
M.Y. Holdings Plc	I	UK	£26 828 196	100%	100%				
M.Y. Operations Ltd (UK)	O	UK	£100	100%	100%				
M.Y. Printech BV	O	Netherlands	€18 000	100%	100%				
M.Y. Property Ltd	P	UK	£75	100%	100%				
NamITcardz (Pty) Ltd	O	RSA	R1 690	79%	90%				
NamITdraftz (Pty) Ltd	O	RSA	R250 000	79%	90%				

Annexure A (continued)

	Type (see note below)	Country of incorporation	Issued share capital	Effective percentage holding 2003 %	2002 %	Interest of holding company: Shares at book value 2003 Rm	2002 Rm	Indebtedness 2003 Rm	2002 Rm
1. Subsidiaries (consolidated) *(continued)*									
NamITech East Africa Ltd	O	Tanzania	TZS 143 000 000	**64%**	63%				
NamITech Ltd	O	RSA	R1	**79%**	90%				
NamITech Holdings Ltd	I	RSA	R953 778	**79%**	90%				
NamITprepaidz (Pty) Ltd	O	RSA	R1 000	**79%**	74%				
NamITsmartz (Pty) Ltd	O	RSA	R600	**79%**	90%				
Nampak Belgium NV	O	Belgium	€247 900	**100%**	100%				
Nampak Continental Holdings BV	I	Netherlands	€59 890	**100%**	100%				
Nampak Corrugated PMB (Pty) Ltd	O	RSA	R100	**100%**	70%				
Nampak Deutschland Gmbh	O	Germany	€25 565	**100%**	100%				
Nampak France SA	I	France	€9 555 784	**100%**	100%				
Nampak Gent NV	O	Belgium	€2 480 650	**80%**	80%				
Nampak Halfweg BV	O	Netherlands	€1 837 900	**100%**	100%				
Nampak Holdings (UK) Plc	I	UK	£1 884 692	**100%**	100%				
Nampak Holdings Ltd	I	Mauritius	US$100 000	**100%**	100%				
Nampak International Ltd	I	Isle of Man	£39 329	**100%**	100%	**1 791.3**	683.4	**–**	–
Nampak Kerkrade BV	O	Netherlands	€2 178 200	**100%**	100%				
Nampak Leasing (Pty) Ltd	F	RSA	R100	**100%**	100%				
Nampak Metal Packaging Ltd	O	RSA	R9 134	**100%**	100%				
Nampak Montpont SA	O	France	€6 196 500	**100%**	100%				
Nampak Paper Ltd	D	RSA	R2 307 533	**100%**	100%	**7.5**	7.5	**–**	–
Nampak Plc	O	UK	£4 863 028	**100%**	100%				
Nampak Polycyclers (Pty) Ltd	O	RSA	R20 000	**100%**	100%				
Nampak Polyfoil Zimbabwe (Pvt) Ltd	O	Zimbabwe	ZWD 200	**70%**	70%				
Nampak Products Ltd	O	RSA	R3 528 641	**100%**	100%	**10.5**	10.5	**(977.0)**	(939.4)
Nampak Properties (Isle of Man) Ltd	P	Isle of Man	£100	**100%**	100%				
Nampak Resources Ltd	F	Isle of Man	£2 000	**100%**	100%				
Nampak Technical Services Ltd	O	Isle of Man	£1	**100%**	100%				
Nampak Tissue (Pty) Ltd	O	RSA	R100	**100%**	100%				
Nampak Zambia Ltd	O	Zambia	ZMK 2 000 000	**100%**	100%				
NASABA Tissue Ltd	O	Tanzania	TZS 200 000	**50%**	50%				
National Containers (Pty) Ltd	I	RSA	R245 000	**100%**	100%	**0.3**	0.3	**12.3**	10.7
Neopac Swaziland (Pty) Ltd	O	Swaziland	SZL 250 000	**90%**	90%				
Packaging Industries Malawi Ltd	O/L	Malawi	MWK 13 450 000	**60%**	60%				
Printpak Ltd	O	RSA	R5 833 333	**100%**	100%				
Replete Leasing (Pty) Ltd	F	RSA	R1 000	**100%**	100%				
Teknol BV	I	Netherlands	€18 151	**100%**	100%				
Teknol NV	I	Neth Antilles	€6 000	**100%**	100%				
Transmar (Isle of Man) Ltd	I	Isle of Man	£600 000	**100%**	100%				

Annexure A (continued)

	Type (see note below)	Country of incorporation	Issued share capital	Effective percentage holding 2003 %	Effective percentage holding 2002 %	Interest of holding company: Shares at book value 2003 Rm	Shares at book value 2002 Rm	Indebtedness 2003 Rm	Indebtedness 2002 Rm
2. Joint ventures									
(Proportionately consolidated)									
Bullpak Ltd	O	Kenya	KES 4 760 000	**49%**	49%				
Burcap Plastics (Pty) Ltd	I	RSA	R100	**50%**	50%				
Burcap Plastics Cape (Pty) Ltd	O	RSA	R90	**33%**	33%				
Burcap Plastics Gauteng (Pty) Ltd	O	RSA	R100	**50%**	50%				
Burcap Plastics IML (Pty) Ltd	O	RSA	R100	**50%**	50%				
Collect-a-Can (Pty) Ltd	O	RSA	R4 000 000	**40%**	40%				
Elopak South Africa (Pty) Ltd	O	RSA	R100	**50%**	50%				
Hunyani Holdings Ltd	O/L	Zimbabwe	ZWD 31 227 228	**39%**	39%				
Megapak Zimbabwe (Pvt) Ltd	O	Zimbabwe	ZWD 20 100	**49%**	49%				
Menshen Packaging (UK) Ltd	O	UK	£100	**50%**	50%				
Sancella South Africa (Pty) Ltd	O	RSA	R3 000	**50%**	50%				

General information in respect of subsidiaries, as required in terms of paragraph 62 of the 4th Schedule of the Companies Act, 1973, is set out only in respect of those subsidiaries, the financial position or the results of which are material for a proper appreciation of the affairs of the group. The directors are of the opinion that the disclosure in these statements of such information in respect of the remaining dormant subsidiaries would entail expenses out of proportion to the value to shareholders. A register containing the relevant information in respect of all subsidiary and joint venture companies is available for inspection at the registered office of Nampak Limited.

Note

The subsidiary and joint venture companies' aggregate income after taxation attributable to the holding company, for the year ended 30 September 2003, is R931.7 million (2002: R732.5 million). The aggregate amount of losses attributable to the holding company is R12.2 million (2002: R109.8 million).

Investments

Annexure B

	Type (see note below)	Number of shares held by group 2003	Number of shares held by group 2002	Effective percentage holding 2003	Effective percentage holding 2002
Unlisted investments					
Business Partners Ltd	F	**212 160**	212 160	**< 1**	< 1
Crown Cork Company (Mocambique) LDA	O	**807 million**	807 million	**34%**	34%
Houers Koöperatief Bpk	O	**1 714 901**	1 714 901	**14.9%**	14.9%
New Farmers Development Corporation Ltd	O	**150 586**	150 586	**< 1**	< 1

Type

O - Operating F - Finance I - Investment holding P - Property owning D - Dormant L - Listed

	Operating profit as reported		Abnormal items		AC133 Fair value adjustment	
	2003 R million	2002 R million	2003 R million	2002 R million	2003 R million	2002 R million
S1 Adjusted segmental information						
Metals and glass	623.3	429.8	(66.3)	(0.5)	17.4	—
Africa	623.3	429.8	(66.3)	(0.5)	17.4	—
Paper	663.5	417.7	22.5	0.1	21.4	—
Africa	452.1	378.5	18.5	0.1	28.1	—
Europe	211.4	39.2	4.0	—	(6.7)	—
Plastics	265.5	263.8	66.5	16.9	10.6	—
Africa	242.7	148.8	2.6	9.6	10.6	—
Europe	22.8	115.0	63.9	7.3	—	—
NamiTech	108.9	43.6	(1.0)	0.9	1.9	—
Group services	75.9	3.4	(26.8)	81.3	(2.8)	—
Africa	66.8	(2.6)	(26.9)	81.3	0.1	—
Europe	9.1	6.0	0.1	—	(2.9)	—
Total	1 737.1	1 158.3	(5.1)	98.7	48.5	—

Basis of calculation

Abnormal items are defined as items of income and expenditure, which do not arise from normal trading activities or are of such a size, nature or incidence that their disclosure is relevant to explain the performance for the period.

The fair value adjustments under AC133 are all calculated using the mark-to-market methodology.

Forward exchange contract costs on fixed assets are calculated as the difference between the spot rate on the date risks and rewards of ownership on the underlying transaction pass and the forward rate per the financial instrument.

	FEC costs on plant and equipment		Operating profit before abnormals		Operating margin	
	2003 R million	2002 R million	2003 R million	2002 R million	2003 %	2002 %
S1 Adjusted segmental information *(continued)*						
Metals and glass	19.6	—	594.0	429.3	13.3	11.4
Africa	19.6	—	594.0	429.3	13.3	11.4
Paper	—	—	707.4	417.8	8.4	8.2
Africa	—	—	498.7	378.6	9.1	8.4
Europe	—	—	208.7	39.2	7.2	6.9
Plastics	1.5	—	344.1	280.7	7.1	6.3
Africa	1.5	—	257.4	158.4	9.6	8.3
Europe	—	—	86.7	122.3	4.1	4.8
NamITech	—	—	109.8	44.5	16.1	9.5
Group services	—	—	46.3	84.7		
Africa	—	—	40.0	78.7		
Europe	—	—	6.3	6.0		
Total	21.1	—	1 801.6	1 257.0	9.9	9.2

	GROUP			
	2003 R million	%	2002 R million	%
S2 Value added statement				
Revenue	18 174.0		13 684.7	
Less: Paid and payable for raw materials, goods and services	11 878.5		9 215.3	
Value added	6 295.5		4 469.4	
Income from investments	5.7		2.6	
Total wealth created	6 301.2	100.0	4 472.0	100.0
Applied as follows:				
Employees' costs	3 646.4	57.9	2 706.5	60.6
Government (see below)	664.2	10.5	447.8	10.0
Providers of capital				
Net finance costs	252.9	4.0	122.9	2.7
Dividends to ordinary shareholders	409.4	6.5	282.9	6.3
Dividends to preference and outside shareholders	1.0	—	25.5	0.6
Reinvested for future growth				
Depreciation and amortisation less surplus on disposal of property, plant and equipment	778.3	12.4	523.9	11.7
Deferred tax	2.1	—	(14.6)	(0.3)
Retained profit in holding, subsidiary and joint venture companies	546.9	8.7	377.1	8.4
Total value added	6 301.2	100.0	4 472.0	100.0
Dealings with governments				
Gross contribution to governments				
Company taxes	564.9		366.8	
RSC levies	25.6		20.9	
Rates and taxes	49.0		40.0	
Customs and excise duty	24.7		20.2	
	664.2		447.9	
Deduct: Cash grants and subsidies	—		0.1	
Charged against group income	664.2		447.8	
Collected on behalf of governments				
PAYE and other employee taxes	922.5		684.7	
Value added tax (net)	555.2		450.1	
Total collections	1 477.7		1 134.8	

S3 Six-year financial review

Group financial objectives

Return

To achieve a return before interest and taxation of at least 21% per annum on average gross assets, a return on equity of at least 23% and to exceed the weighted average cost of capital of 15.3%.

Earnings

To achieve a growth in earnings per share of not less than the annual inflation rate plus the economic growth rate (gross domestic product).

Dividend

To determine the annual dividend cover with regard to the group's funding requirements, with minimum cover of 2.4 times, on cash dividends paid.

Asset management

To manage the investment in inventories and receivables to its commercially lowest level.

Cash flow

To generate sufficient cash flow after absorbing increases in working capital, financing charges, taxes and dividends, to fund capital expenditure for replacement of fixed assets.

Definitions and methodology

Return

Operating profit plus income from investments.

Economic value added

The return in excess of the weighted average cost of capital.

EBITDA

Earnings before interest, tax, depreciation and amortisation.

Total liabilities

The aggregate of long-term and current liabilities (deferred tax is excluded).

Shareholders' funds

The aggregate of ordinary, preference and outside shareholders' interest.

Total borrowings

All interest bearing debt.

Cash dividends per ordinary share

Prior year final dividend plus current year interim dividend per ordinary share.

Employee numbers used for calculations

Total number of employees time weighted for acquisitions and disposals and adjusted for the groups' share of joint ventures.

Wealth created per employee

Total value added wealth created divided by number of employees.

Productivity per employee

Volume growth over growth in number of employees.

Deflated statistics

Historical statistics adjusted to 1998 money terms using the Consumer Price Index.

		2003	2002	2001	2000	1999	1998
S3 Six-year financial review *(continued)*							
Statistics							
Earnings and dividends data							
Weighted average number of ordinary shares in issue	'000	640 444	531 237	509 361	509 050	508 756	508 167
Headline earnings per ordinary share	cents	145.4	140.9	87.6	121.1	117.6	97.5
- Change over previous year	%	3	61	(28)	3	21	(2)
- Five-year compound annual growth rate	%	8	7	(2)	8	12	7
Earnings per ordinary share	cents	141.1	123.7	82.3	121.7	118.1	98.3
- Change over previous year	%	14	50	(32)	3	20	(3)
- Five-year compound annual growth rate	%	7	4	(3)	8	7	7
Cash dividends per ordinary share*	cents	63.5	55.1	53.3	53.3	51.0	43.6
- Change over previous year	%	15	3	—	5	17	5
- Five-year compound annual growth rate	%	8	6	6	9	8	12
Dividend cover	times	2.2	2.2	1.5	2.3	2.4	2.3
**Dividend cover from 2003 to 2001 has been calculated on a cash basis. Prior years have not been restated.*							
Financial data							
Profit attributable to ordinary shareholders as a percentage of ordinary shareholders' interest	%	19	18	15	25	21	17
Return on total assets	%	16	13	11	17	18	17
Total asset turn	times	1.6	1.5	1.7	1.8	1.5	1.5
Liabilities: shareholders' funds	:1	1.25	2.18	1.68	1.61	0.65	0.56
Borrowings: shareholders' funds	:1	0.42	0.97	0.71	0.55	0.08	0.06
Interest cover	times	7	9	10	19	N/A	N/A
Effective rate of tax	%	38.1	33.9	26.5	24.4	27.1	37.5
Number of ordinary shares in issue	'000	640 571	640 178	509 406	509 350	508 811	508 731
Net asset value per ordinary share	cents	758	748	516	478	587	548
- Change over previous year	%	1	45	8	(19)	7	13
Cash flow	R million						
- Cash generated from operations		2 006.9	1 766.5	1 067.8	1 118.5	955.1	1 157.7
- Net cash inflow from operating activities		936.9	1 024.4	344.3	626.8	599.0	682.4
- Additions to property, plant and equipment		(884.4)	(784.4)	(390.6)	(413.6)	(203.8)	(379.7)
- Net increase/(decrease) in cash		17.9	(378.4)	(208.9)	(32.3)	279.7	226.6
EBITDA	R million	2 519.2	1 728.7	1 169.0	1 307.8	1 119.5	1 050.8

		2003	2002	2001	2000	1999	1998
S3 Six-year financial review *(continued)*							
Employee data							
Total permanent employees		19 697	15 401	13 376	14 765	15 345	15 281
Employee numbers used for calculations		18 392	14 096	13 376	14 765	15 345	15 281
Revenue per employee	R'000	988	971	783	652	518	482
Wealth created per employee	R'000	343	317	258	229	181	169
Employment cost per employee	R'000	198	192	164	136	105	97
Productivity per employee	Index	100	132	133	121	102	100
Inflation adjusted information							
CPI index (base 1998 = 100)		138.6	134.2	122.3	117.9	108.9	100
Deflation factor (base 1998 = 100)		72.2	74.5	81.8	84.8	91.8	100
Headline earnings per share (cents)							
- Historical		145.4	140.9	87.6	121.1	117.6	97.5
- Deflated		104.9	105.0	71.6	102.7	108.0	97.5
Cash dividends per share (cents)							
- Historical		63.5	55.1	53.3	53.3	51.0	43.6
- Deflated		45.8	41.1	43.6	45.2	46.8	43.6
Total assets (Rm)							
- Historical		11 109.6	13 319.6	7 344.9	6 925.0	5 518.8	4 822.3
- Deflated		8 015.6	9 925.0	6 005.6	5 873.6	5 067.8	4 822.3
Operating results	R million						
Revenue		18 174.0	13 684.7	10 474.3	9 632.8	7 942.9	7 361.1
Profit from operations		1 737.1	1 158.3	695.0	922.6	824.9	792.0
Margin to revenue	%	9.6	8.5	6.6	9.6	10.4	10.8
Profit before tax		1 489.9	1 038.0	626.5	882.3	861.9	824.3
Profit after tax		923.0	685.8	460.3	667.3	628.5	515.5
Net profit for the year		903.5	657.1	419.3	619.7	600.9	499.4
Balance sheets	R million						
Total shareholders' funds		4 947.8	4 886.0	2 867.5	2 658.0	3 202.7	2 869.7
Long-term retirement benefit (net)		147.8	106.7	(130.0)	—	—	—
Deferred tax		370.1	408.5	339.4	379.1	242.9	350.5
Long-term interest bearing debt		1 289.0	1 879.1	1 365.4	1 308.9	268.4	174.7
Current liabilities		4 354.9	6 039.3	2 902.6	2 579.0	1 804.8	1 427.4
Total equity and liabilities		11 109.6	13 319.6	7 344.9	6 925.0	5 518.8	4 822.3
Property, plant and equipment		4 255.7	5 075.8	3 045.8	3 340.9	2 451.4	2 237.3
Intangibles		1 092.3	1 145.8	(29.2)	(101.6)	—	—
Investments and deferred tax		117.6	187.4	135.5	111.6	45.0	114.0
Current assets		5 644.0	6 910.6	4 192.8	3 574.1	3 022.4	2 471.0
Total assets		11 109.6	13 319.6	7 344.9	6 925.0	5 518.8	4 822.3

		2003	2002	2001	2000	1999	1998
S4 Share performance							
Market price per share							
– Highest	cents	**1 570**	1 480	1 340	2 075	1 745	2 300
– Lowest	cents	**1 100**	1 015	980	1 180	650	630
– Year end	cents	**1 230**	1 340	1 075	1 330	1390	800
Net asset value per share	cents	**758**	748	550	501	587	548
Number of ordinary shares in issue	000	**640 571**	640 178	509 406	509 350	508 811	508 731
Market capitalisation*	R million	**7 879**	8 578	5 476	6 774	7 072	4 070
Transactions recorded	number	**34 761**	30 046	37 265	34 710	14 537	13 591
Volume of shares traded	000	**356 681**	376 032	330 127	242 459	150 858	83 627
Value of shares traded	R million	**4 610.5**	4 669.4	3 774.9	3 577.7	1 905.3	1 225.1
Volume of shares traded as a percentage of total issued shares	%	**55.7**	58.7	64.8	47.6	29.6	16.4
Earnings yield*	%	**11.5**	9.2	7.7	9.1	8.5	14.1
Dividend yield*	%	**5.7**	4.5	5.0	4.0	3.5	5.5
Price/earnings ratio*	times	**8.7**	10.8	13.0	10.9	11.7	7.1

**Based on year-end market price*


Share price movements
cents


2 500
2 000
1 500
1 000
500
0
1998
1999
2000
2001
2002
2003

High
Low
Year end
Indexed to JSE ALSI

Ordinary and preference shareholders' analysis at 30 September 2003

Major individual holdings

According to the register of shareholders at 26 September 2003, the following registered shareholders held 5% or more of the issued share capital:		Number of shares held	% of total issued shares
Industrial Partnership Investments		86 774 104	13.55
Allan Gray		86 689 150	13.54
Sanlam Investment Managers		67 090 886	10,48
Stanlib		54 254 980	8.47
Old Mutual Asset Management		50 930 328	7.95
Nominee disclosures			
Pursuant to the provisions of Section 140(A) 8(a) of the Companies' Act of 1973, as amended, the following beneficial shareholdings exceeding 5% in aggregate at 26 September 2003 were disclosed by the above nominee companies or by other nominee companies:			
Remgro Limited		86 774 104	13.55
Public Investment Commissioner		82 046 864	12.81
Ordinary shareholder spread analysis at 30 September 2003	**Number of shareholders**		
Public	11 979	552 429 311	86.24
Non-public	20	88 141 780	13.76
Analysis of non-public ordinary shareholders			
Directors	13	1 190 478	0.18
Associates of directors	5	120 198	0.02
Trustees of the Nampak 1979 Share Purchase Trust	1	57 000	0.01
Shareholdings in excess of 10% of the issued share capital	1	86 774 104	13.55
6% cumulative preference shareholder spread analysis at 26 September 2003			
Public	60	126 451	31.61
Non-public	4	273 549	68.39
Analysis of non-public 6% preference shareholders			
Shareholdings in excess of 10% of the 6% preference share capital	4	273 549	68.39
6.5% cumulative preference shareholder spread analysis at 26 September 2003			
Public	25	43 323	43.32
Non-public	3	56 677	56.68
Analysis of non-public 6.5% preference shareholders			
Shareholdings in excess of 10% of the 6.5% preference share capital	3	56 677	56.68

Directorate and administration

Non-executive directors

PETER CAMPBELL (66)* CA(SA), AMP (Harvard)

Was formerly deputy chairman of Nampak Limited, a position from which he retired in 1997. He remains a non-executive director of Nampak and chairman of Nampak's audit committee. He is chairman of Hudaco Industries Limited and Pangbourne Properties Limited and is a non-executive director of Crookes Brothers Limited and Delta Electrical Industries Limited, and sits on the audit committee of all of these companies. Appointed to the board in 1984.

BRIAN CONNELLAN (63) CA(SA)

Retired as executive chairman of Nampak Limited in 2001, a position he held since 1990. He joined the Barlow group in 1964. Managed a number of subsidiaries and appointed director of Barlow Rand Limited in 1985. Chairman of the Building Materials, Steel and Paint division until 1990; thereafter appointed executive chairman of Nampak Limited. Director of ABSA Group Limited, Bidcorp plc, Illovo Sugar Limited, Oceana Group Limited, Reunert Limited, Tiger Brands Limited and Sasol Limited. Past councillor of SA Foundation, Corporate Forum and Institute of Directors and contributor to King I and King II on corporate governance. Appointed to the board in 1988.

TREVOR EVANS (58) BSc, SEP (Stanford)

Non-executive chairman. Non-executive director of Standard Bank. Retired as executive chairman of Nampak on 30 September 2003. He graduated from Rhodes University in 1966 with a BSc in chemistry and geology and attended the Stanford Executive Programme in 1989. He started his career at Nampak in 1967 as a laboratory assistant in the plastics division of Metal Box and was appointed a director of Metal Box in 1983. In 1990 he was appointed to the board of Nampak Limited and became group managing director in 1992. In 1993 he was appointed to the board of C G Smith Limited. He was appointed chairman and chief executive officer of Nampak in 2000 and executive chairman of the group in 2001. President of the Plastics Federation of South Africa from 1989 to 1991 and a governor of Rhodes University since 2000. He was recognised by the Plastics Federation of South Africa for service to the South African plastics industry with the Herman Stiegler Gold Award in 1991. In 1992 voted "most progressive CEO in South Africa" by the Black Management Forum and in 1997 received the Packaging Achiever Award for meritorious service to the packaging industry. Appointed to the board in 1990.

D A (Buddy) HAWTON (66)* Fellow Member of the Chartered Institute of Secretaries

Chairman of Kersaf Investments Limited and Woolworths Holdings Limited. Also serves on the boards of Altron, City Lodge, Kersaf Investments, Liberty Group, Standard Bank Group and Stanlib. Appointed to the board in 1991.

Non-executive directors *(continued)*

MICHAEL KATZ (58)* BComm, LLB, LLM, LLD(h.c.)

Executive chairman Edward Nathan & Friedland (Pty) Limited. Currently serving on the boards of numerous companies including Nedcor Limited, New Africa Investments Limited and National Housing Finance Corporation Limited. He is an honorary professor of Company Law at Witwatersrand University and course director of the Higher Diploma in Company Law at the same university. He is chairman of the Tax Advisory Committee to the Minister of Finance and serves as a member of the Securities Regulation Panel. Appointed to the board in 1985.

KEITH MOKOAPE (56)* BSc, MM (Human Resources)

Chairman of CyberSim and Log-Tek Engineering Solutions. He heads the black empowerment consortium, Katleho Linkages, consisting of the Returned Exiles Association, the Soweto Chamber of Commerce and Industries and a women's investment group, Libambeni li'ngashoni (Zulu for "hold the sun from setting"). He is also, amongst others, councillor of the Institute of Directors in Southern Africa, and chairman of the Safety, Health & Environment Committee; councillor of the Afrikaanse Handelsinstituut; councillor of the Order of St John; on the board of the Southern African Wildlife College; joint chairman of the Reserve Force Council of the South African National Defence Force. Currently on a PhD (Public Affairs) programme. Appointed to the board in 1998.

MADUKE LOT NDLOVU (52)* DipLR (Unisa), MAP (Wits), EDP (North Western, USA), AMP (Harvard)

Lot is a director of Nedcor and chief executive officer of Peoples Bank Limited. He is non-executive chairman of Africa Milestone Investments Limited, Lafarge South Africa (Proprietary) Limited and the Environmental & Infrastructure Development Trust. He is a director of the South African National Roads Agency and the Community Growth Management Company Limited. He is the deputy chairman of the Council of the Technikon Witwatersrand. He is a member/trustee of the Business Trust (Job Creation), the Multicultural Development Programme (Deloitte & Touche) and St Anthony's Adult Education Centre. He is a member of the advisory board of the Otis Elevator Company and serves as a commissioner for the Office of the Banking Adjudicator. He is the patron of Midrand Graduate Institute Milpark School. Appointed to the board in 1993.

M H (THYS) VISSER (49)* CA(SA)

Deputy chairman and chief executive officer of Remgro Limited. Currently serving on the boards of British American Tobacco plc, Distell Group Limited, Rainbow Chicken Limited and Unilever Bestfoods Robertsons (Pty) Limited. He is a chartered accountant who qualified with Arthur Young & Company in Cape Town before joining Rembrandt Group Limited where he held a number of positions, including financial director in 1991 and managing director in 1992. Appointed to the board in 2002.

R A (ROBBIE) WILLIAMS (62)* BA, LLB

Robbie Williams qualified at the University of Cape Town and joined Barlows Manufacturing Company where he became the managing director in 1979. In 1983 he was appointed chief executive officer of Tiger Oats Limited and in 1985 became chairman of CG Smith Foods Limited and Tiger Oats Limited and was appointed to the board of Barlow Rand Limited. Following the unbundling of CG Smith Limited he is currently chairman of Tiger Brands Limited and Illovo Sugar Limited. He also serves on the board of FirstRand Limited, Mutual & Federal Assurance Company Limited and Oceana Group Limited. Appointed to the board in 1990.

**Independent*

Executive directors

ROB BECKER (41) BAcc, CA(SA), MBA

Executive director finance. Responsible for financial functions, property and treasury. He qualified with Deloitte & Touche in Sandton before joining the HL&H Group in a senior finance role. He was appointed group financial director of Robertsons Holdings in 1996, obtaining experience in corporate restructuring, joint ventures and offshore financial management. Following the successful restructuring and winding up of Robertsons, he joined Nampak on 1 January 2003 as financial director designate and was appointed an alternate director. On 1 October 2003 he was appointed to the board as executive director finance.

G E (JOHN) BORTOLAN (55) SEP (Stanford)

Chief executive officer. He began his career at Nampak in 1980 as the commercial director of Peters Papers, becoming its managing director in 1983. In 1986 he was appointed managing director of Nampak Tissue. In 1990 he became a director of Nampak Limited responsible for Foodcan, Paper Merchants, Tissue and Paper Manufacturing. In 1996 BlowMocan in the UK and Blow Molders were added to his portfolio. In more recent years he has also had responsibility for Corrugated, Printpak Limited and Nampak Liquid Packaging. He was appointed managing director of Nampak's South African and African businesses in 2000 and became group managing director in July 2001. On 1 August 2003 he was made chief executive officer of the group. Appointed to the board in 1990.

NEIL CUMMING (49) MSocSci, EPD (IMD Switzerland), HDPM, Reg Industrial Psychologist

Managing director Africa region. He was appointed managing director of the Africa region on 1 October 2003 and is responsible for the Nampak operations in South Africa and Africa. He was previously responsible for the paper-based divisions in the group including Corrugated, Printpak, Paper Merchants and Redibox and also for the Nampak operations in the rest of Africa. He received his tertiary education at the Universities of Natal (Durban and Pietermaritzburg), Witwatersrand and Unisa. He has held positions in the sugar, chemical and packaging industries and joined the group in 1986. Appointed alternate director in 1991 and a full director in 1994.

ALASTAIR LANG (57) (British) CA, EDP (Columbia)

Director Metals and Africa. Responsible for the metal and glass-based divisions in the group including Bevcan, Bevcap, Divfood and Glass and also for the Nampak operations in the rest of Africa. He qualified as a chartered accountant in Scotland in 1968 and joined Metal Box SA Limited in 1972 after two years with Metal Box plc in the UK. Between 1972 and 1985 he held several financial positions within Metal Box SA Limited before being appointed managing director of Bevcan in 1985. Appointed to the board in 1990.

Executive directors *(continued)*

ANDREW MARTHINUSEN (55) BComm, SEP (Stanford)

Director marketing. Responsible for marketing, exports, group research and development, public relations and environment. He had become national sales manager of Sappi Kraft when he left to join the DRG Group in 1981, becoming managing director of DRG Stationery in 1982. When the parent company disinvested in 1983, Andrew had a brief spell at Waltons before he joined Nampak in October 1983 as deputy managing director of the Sacks division. For the first 17 years at Nampak he was in an operational role, running 10 of Nampak's divisions. In 2000 he was given responsibility for group marketing, exports and group research and development and on 1 October 2003 the public relations and environment portfolios were added to his responsibility. Appointed to the board in 1990.

JOHN MONKS (61) (British) HND (Hons) London, FIOP, FIOD

Chief executive officer of Nampak Europe. Previously chief operating officer and, subsequently, chief executive officer of Malbak Limited, a group he joined in 1990 as chief executive of their then UK-listed subsidiary M.Y. Holdings plc. He has spent his entire working career in the public company sector of the packaging industry, having joined The Metal Box Company in 1956 as a student entrant. Subsequently worked in a number of internationally successful packaging businesses including Rexam, Norton Opax and Lawson Mardon in a variety of technical and sales roles before moving into general management and has been a public company director for over 20 years. Has been active on numerous industry committees and was a founding director of The Packaging Federation, a UK body representing the entire industry's interests to government and European opinion formers. Appointed to the board in 2002.

REX TOMLINSON (41) B Comm, HDPM, SEP (Stanford)

Director Leadership, Strategic Initiatives, Tissue and Paper Merchants. Responsible for NamITech, Tissue and Paper Merchants businesses, as well as group strategy and leadership. He joined Illovo Sugar Limited in 1987 and transferred to Nampak as divisional human resources director in 1991 before returning to Illovo Sugar Limited. He was appointed human resources director of Illovo Sugar Limited in 1995 and rejoined Nampak as human resources director in 1996. He has at various times held responsibility for information technology, Research and Development, Nampak Liquid Packaging and compensation and benefits. Appointed to the board in 1996.

Corporate information

Company secretary

N P O'Brien Bproc

Auditors

Deloitte & Touche

Business address and registered office

Nampak Centre, 114 Dennis Road, Atholl Gardens
Sandton 2196, South Africa
(PO Box 784324, Sandton 2146)

Telephone (+27 11) 719-6300
Telefax (+27 11) 444-4794

Website: www.nampak.com

Share registrars

Computershare Limited
70 Marshall Street, Johannesburg 2001, South Africa
(PO Box 61051, Marshalltown 2107)
Telephone (+27 11) 370-5000
Telefax (+27 11) 370-5271

Joint sponsors

Lead sponsor

UBS Securities (Pty) Limited
64 Wierda Road East
Sandton 2196, South Africa
(PO Box 652863, Benmore 2010)
Telephone (+27 11) 322-7000
Telefax (+27 11) 784-8280

Sponsor

Cazenove South Africa (Pty) Limited
1st Floor, Moorgate
Dunkeld Park
No 6 North Road
Dunkeld West 2196, South Africa
(PO Box 412468, Craighall 2024)
Telephone (+27 11) 280-7900
Telefax (+27 11) 325-8008

Notice of annual general meeting

Nampak Limited

Notice is hereby given that the thirty-sixth annual general meeting of shareholders of Nampak Limited will be held at Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton, South Africa on Wednesday, 28 January 2004 at 12:00 for the following purposes:

1. To receive and consider the annual financial statements of the company and of the group for the year ended 30 September 2003.
2. To elect Mr R P Becker, who was appointed a director on 1 October 2003 and who retires in terms of the articles of association of the company but, being eligible, offers himself for election.
3. To elect directors in place of Messrs M M Katz, A M Marthinusen, K M Mokoape and M L Ndlovu who retire by rotation but, being eligible, offer themselves for re-election.

   Refer to pages 133 to 136 of the annual report for a biography of each director.
4. To consider and, if approved, to pass with or without modification, the following ordinary resolutions, subject to the approval of the JSE Securities Exchange South Africa ("the JSE"):

Ordinary resolution number 1

"THAT the revised annual fees payable by the company to non-executive directors be approved with effect from 1 October 2003 as follows:

Board/committee	Current fee	Proposed fee
Non-executive chairman† *	N/A	R1 750 000
Non-executive directors*	R80 000	R90 000
Chairman of the Audit Committee***	R60 000	R100 000
Member of the Audit Committee***	R30 000	R50 000
Chairman, Remuneration and Nominations Committee***	R60 000	R75 000
Member of the Remuneration and Nominations Committee***	R30 000	R40 000
Member of the Corporate Social Investment Committee**	R20 000	R22 000

Notes:

† Appointed non-executive chairman with effect from 1 October 2003 and will continue to spend 50% of his time with the company for the next twelve months

* Fees are paid monthly in arrears and are inclusive of directorship and committee membership fees

** Fees are paid quarterly in arrears

*** Fees are paid annually in arrears"

The increase in fees is recommended by the Remuneration and Nominations Committee to bring the fees in line with market conditions and to reflect the increased burden that is being placed on non-executive directors by the heightened emphasis on corporate governance.

Ordinary resolution number 2

"THAT the company hereby specifically approves, in terms of section 222(1)(a) of the Companies Act, 1973 as amended, the allotment and issue from the ordinary shares already set aside for purposes of the Nampak 1985 Share Option Scheme of ordinary shares of 5 (five) cents each to the undermentioned directors as and when they exercise the options detailed below which were granted to them during the year to acquire ordinary shares of 5 cents each in the company and specifically authorises the directors to make such issue and allotment:

Name of director	Date option granted	Option price (cents)	Number of options
R P Becker	31 January 2003	1 280	382 800
T Evans*	31 January 2003	1 280	108 200

**Share options issued prior to retirement and becoming a non-executive director"*

Ordinary resolution number 3

"THAT a further 10 425 000 unissued ordinary shares of 5 (five) cents each in the capital of the company be and are hereby reserved to meet the requirements of the Nampak 1985 Share Option Scheme and the Nampak 1979 Share Purchase Scheme and be and are hereby placed under the control of the directors for that purpose. The directors be and they are authorised to allot and issue those shares to any employee upon the exercise by him of any option granted in terms of the Nampak 1985 Share Option Scheme."

The company is entitled to reserve 12.5% of the issued ordinary share capital of the company for purposes of the share option and share purchase schemes. If approved, the number of shares reserved for purposes of the share option and share purchase schemes will increase to 68 045 030 ordinary shares, being 10.6% of the company's issued ordinary share capital.

5. To consider and, if approved, to pass with or without modification, the following special resolution, subject to the approval of the JSE:

Special resolution number 1:

"THAT, subject to compliance with the requirements of the JSE , the directors of the company be and are hereby authorised in their discretion to procure that the company or subsidiaries of the company acquire by purchase on the JSE ordinary shares issued by the company provided that:

(i) the number of ordinary shares acquired in any one financial year shall not exceed 20% of the ordinary shares in issue at the date on which this resolution is passed;

(ii) must be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counter party;

(iii) this authority shall lapse on the earlier of the date of the next annual general meeting of the company or the date 15 months after the date on which this resolution is passed;

(iv) the price paid per ordinary share may not be greater than 10% above the weighted average of the market value of the ordinary shares for the 5 business days immediately preceding the date on which a purchase is made;

(v) the number of shares purchased by subsidiaries of the company shall not exceed 10% in the aggregate of the number of issued shares in the company at the relevant times."

The reason for this special resolution is to authorise the directors, if they deem it appropriate in the interests of the company, to procure that the company or subsidiaries of the company acquire or purchase ordinary shares issued by the company subject to the restrictions contained in the above resolution.

The effect of this special resolution will be to authorise the directors of the company to procure that the company or subsidiaries of the company acquire or purchase shares issued by the company on the JSE. Such purchases:

(i) may not in any financial year exceed 20% of the company's ordinary shares in issue at the date of passing the above resolution;

(ii) must be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counter party;

(iii) may not be made at prices in excess of 10% above the weighted average of the market value of the ordinary shares for the 5 days preceding the date of purchase;

(iv) must comply with the requirements of the JSE;

(v) if made by a subsidiary or subsidiaries may not exceed 10% in the aggregate of the issued shares in the company.

The general authority granted by this resolution will lapse on the earlier of the date of the next annual general meeting of the company or the date 15 months after the date of this resolution.

At the present time the directors have no specific intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate. If the authority is exercised the ordinary shares will be purchased on the JSE.

The directors, after considering the effect of a repurchase of up to 20% of the company's issued ordinary shares, are of the opinion that if such repurchase is implemented:

(i) the company and its subsidiaries will be able to pay their debts in the ordinary course of business for a period of 12 months after the date of this notice;

(ii) recognised and measured in accordance with the accounting policies used in the latest audited annual group financial statements, the assets of the company and its subsidiaries will exceed the liabilities of the company and its subsidiaries for a period of 12 months after the date of this notice;

(iii) the ordinary capital and reserves of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for a period of 12 months after the date of this notice;

(iv) the working capital of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for a period of 12 months after the date of this notice.

The company will ensure that its sponsor will provide the necessary letter on the adequacy of the working capital in terms of the JSE Listings Requirements, prior to the commencement of any purchase of the company's shares on the open market.

VOTING AND PROXIES

On a show of hands every member present in person or represented in terms of section 188 of the Companies Act, 1973, shall have one vote and on a poll every member present in person or by proxy or so represented shall have one vote for every share held by such member.

A member entitled to attend, speak and vote at the annual general meeting is entitled to appoint a proxy or proxies to attend, speak and vote in place of that member. A proxy need not be a member of the company.

Registered holders of certificated Nampak shares and holders of dematerialised Nampak shares in their own name and who are unable to attend the annual general meeting and who wish to be represented at the meeting, must complete and return the attached form of proxy in accordance with the instructions contained in the form of proxy so as to be received by the share registrars, Computershare Limited, 70 Marshall Street, Johannesburg, 2001 (P O Box 61051, Marshalltown, 2107) by no later than 12:00 on Monday, 26 January 2004.

Holders of Nampak shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with that nominee or, if applicable, Central Securities Depository Participant ("CSDP") or broker to enable them to attend and vote at the annual general meeting or to enable their votes in respect of their Nampak shares to be cast at the annual general meeting by that nominee or a proxy or a representative.

In terms of the JSE Listings Requirements for special resolution number 1, the following general information is included in the annual report:

(i) Directors (pages 133 – 136)

(ii) Major shareholders (page 132)

(iii) Directors' interests in securities (pages 77 – 79)

(iv) Share capital of the company (page 104)

There have been no material changes since 30 November 2003.

The company is not party to any material litigation nor is it aware of any pending material litigation to which it may become a party.

The directors whose names appear on pages 133 to 136 of the annual report collectively and individually accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading and that all reasonable enquiries to ascertain such facts have been made and that the circular (the notice of the annual general meeting) contains all information required by law and the JSE Listings Requirements.

By order of the board

N P O'Brien
Company secretary

10 December 2003

Nampak Limited
Nampak Centre
114 Dennis Road
Atholl Gardens, Sandton 2196
Republic of South Africa

Shareholders' diary

Annual general meeting	28 January 2004
Interim statement and dividend announcement for the half year ending 31 March 2004	May 2004
Group results and ordinary dividend announcement for the year ending 30 September 2004	November 2004

Dividends

Ordinary

Final for the year ended 30 September 2003	To be paid on 12 January 2004
Interim for the half year ending 31 March 2004	To be paid July 2004

Preference	Payable twice per annum
6.5% and 6% cumulative	during February and August

Nampak Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1968/008070/06)
(Share code: NPK ISIN: ZAE000004933)
("Nampak" or "the company")



Form of Proxy

36th annual general meeting

For use by the registered holders of certificated Nampak shares and the holders of dematerialised Nampak shares in their own name at the annual general meeting of the company to be held at Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton at 12:00 on Wednesday, 28 January 2004 ("the annual general meeting").

Holders of Nampak shares (whether certificated or dematerialised) through a nominee must not complete this form of proxy, but should timeously make the necessary arrangements with that nominee or, if applicable, Central Securities Depositary Participant or broker, to enable them to attend and vote at the annual general meeting or to enable their votes in respect of their Nampak shares to be cast at the annual general meeting by that nominee or a proxy or a representative.

I/We, ____________________
(BLOCK LETTERS PLEASE)

of ____________________

Telephone (work) __________ (home) __________

being the holder(s) of __________ *ordinary shares in the company, hereby appoint (see note 1)*

____________________ or, failing him/her

____________________ or, failing him/her

the chairman of the annual general meeting, as my/our proxy to vote on my/our behalf at the annual general meeting which will be held for the purpose of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions to be proposed at the annual general meeting and at each adjournment of the annual general meeting and to vote for or against the special and ordinary resolutions or to abstain from voting in respect of the shares in the issued share capital of the company registered in my/our name/s, in accordance with the following instructions (see note 2):

INSERT AN 'X' OR THE NUMBER OF ORDINARY SHARES HELD IN THE COMPANY (see note 2)

Proposed resolutions	**For**	**Against**	**Abstain**
Resolution to elect Mr R P Becker as a director			
Resolution to re-elect retiring directors by one resolution. If a separate resolution is required for the re-election of each director: Resolutions to re-elect each of the following retiring directors:			
M M Katz			
A M Marthinusen			
K M Mokoape			
M L Ndlovu			
Resolution to fix the fees payable to the non-executive directors.			
Resolution to approve the allotment and issue of shares to two directors.			
Resolution to set aside 10 425 000 additional ordinary shares for purposes of the Nampak 1985 Share Option Scheme and the Nampak 1979 Share Purchase Scheme.			
Special resolution to authorise the directors of the company to acquire or purchase shares issued by the company on the JSE Securities Exchange South Africa.			

Insert an "X" in the relevant spaces above according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in the company, insert the number of shares held in respect of which you wish to vote (see note 2).

Signed at __________ on __________ 2003/4

Signature ____________________

Assisted by me (where applicable) ____________________

Each member is entitled to appoint one or more proxies (who need not be a member of the company) to attend, speak and vote in place of that member at the annual general meeting.

Please read the notes on the reverse side hereof.



Notes:

1. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space/s provided, with or without deleting 'the chairman of the annual general meeting' but any such deletion must be initialled by the member. The person whose name appears first on the form of proxy and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
2. A member's instructions to the proxy must be indicated in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or abstain from voting at the annual general meeting as he/she deems fit. A member may instruct the proxy to vote less than the total number of shares held by inserting the relevant number of shares in the appropriate box provided. A member who fails to do so will be deemed to have authorised the proxy to vote or abstain from voting, as the case may be, in respect of all the member's votes exercisable at the annual general meeting.
3. Forms of proxy must be lodged with or posted to the company's share registrar, Computershare Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) to be received by no later than 12:00 on Monday, 26 January 2004.
4. The completion and lodging of this form of proxy will not preclude the member from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof, should such member wish to do so.
5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (e.g. for a company, close corporation, trust, pension fund, deceased estate, etc.) must be attached to this form of proxy unless previously recorded by the company's share registrar or waived by the chairman of the annual general meeting.
6. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
7. A minor must be assisted by the minor's parent or guardian unless the relevant documents establishing the minor's legal capacity are produced or have been registered by the share registrars of the company.
8. Where there are joint holders of shares in the company, any one of such persons may, alone, sign this form of proxy in respect of such shares as if such person was the sole holder, but if more than one of such joint holders submits a form of proxy, the form of proxy, if accepted by the chairman of the annual general meeting, submitted by the holder whose name appears first in the company's share register will be accepted to the exclusion of any other form of proxy submitted by any other joint holder(s).
9. The chairman of the annual general meeting may accept any form of proxy which is completed other than in accordance with these notes if the chairman of the annual general meeting is satisfied as to the manner in which the member wishes to vote.



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Nampak Limited PO Box 784324
Sandton 2146 South Africa